   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1998

                                                      REGISTRATION NO. 333-48235
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            DEL MONTE FOODS COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                            6719                           13-3542950
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                                   ONE MARKET
                        SAN FRANCISCO, CALIFORNIA 94105
                           TELEPHONE: (415) 247-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            WILLIAM R. SAWYERS, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            DEL MONTE FOODS COMPANY
                                   ONE MARKET
                        SAN FRANCISCO, CALIFORNIA 94105
                           TELEPHONE: (415) 247-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              JANET L. FISHER, ESQ.                               PAUL C. PRINGLE, ESQ.
        CLEARY, GOTTLIEB, STEEN & HAMILTON                           BROWN & WOOD LLP
                ONE LIBERTY PLAZA                                 555 CALIFORNIA STREET
             NEW YORK, NEW YORK 10006                        SAN FRANCISCO, CALIFORNIA 94104
            TELEPHONE: (212) 225-2000                           TELEPHONE: (415) 772-1200

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED             PROPOSED
                                                AMOUNT               MAXIMUM              MAXIMUM
TITLE OF EACH CLASS OF                           TO BE           OFFERING PRICE          AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED                   REGISTERED            PER UNIT         OFFERING PRICE(1)   REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value                     (3)                  (3)             $373,756,900           $103,904
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(2)A registration fee of $110,258 was previously paid as reflected in Pre-Effective Amendment No. 3 to this Registration Statement, which was filed with the Commission on June 30, 1998.

(3) Not applicable pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            DEL MONTE FOODS COMPANY

                       REGISTRATION STATEMENT ON FORM S-1
  (Cross Reference Sheet Furnished Pursuant to Item 501(b) of Regulation S-K)


     ITEM NUMBER AND CAPTION IN FORM S-1                  LOCATION IN PROSPECTUS
     -----------------------------------                  ----------------------
 1. Forepart of the Registration Statement
    and Outside Front Cover Page of
    Prospectus...............................  Outside Front Cover Page of Prospectus
 2. Inside Front Cover Page of Prospectus....  Inside Front Cover Page of Prospectus
 3. Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges.......  Prospectus Summary; Risk Factors; Selected
                                               Consolidated Financial Data
 4. Use of Proceeds..........................  Use of Proceeds
 5. Determination of Offering Price..........  Outside Front Cover Page of Prospectus;
                                               Underwriters
 6. Dilution.................................  Risk Factors; Dilution
 7. Selling Security Holders.................  Not Applicable
 8. Plan of Distribution.....................  Outside Front Cover Page of Prospectus;
                                               Underwriters
 9. Description of Securities to be
  Registered.................................  Description of Capital Stock
10. Interest of Named Experts and Counsel....  Legal Matters; Experts
11. Information with Respect to the
  Registrant.................................  Outside Front Cover Page of Prospectus;
                                               Prospectus Summary; Risk Factors; Use of
                                               Proceeds; Dividend Policy; Capitalization;
                                               Dilution; Unaudited Pro Forma Financial Data;
                                               Selected Consolidated Financial Data;
                                               Management's Discussion and Analysis of
                                               Financial Condition and Results of
                                               Operations; Business; Corporate History;
                                               Management; Principal Stockholders; Certain
                                               Relationships and Related Transactions;
                                               Description of Capital Stock; Description of
                                               Certain Indebtedness; Shares Eligible for
                                               Future Sale; Consolidated Financial
                                               Statements
12. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities..............................  Not Applicable


                                EXPLANATORY NOTE


     This Registration Statement contains two separate prospectuses, one to be used in connection with an offering of common stock in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering of common stock outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except for the front cover page.


     The form of the U.S. Prospectus is included herein and the form of the front cover page of the International Prospectus follows the back cover page of the U.S. Prospectus.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued December 23, 1998



                                            Shares


                            DEL MONTE FOODS COMPANY

                                  COMMON STOCK
[DEL MONTE LOGO]

                            ------------------------

 DEL MONTE IS OFFERING           SHARES OF COMMON STOCK INITIALLY IN THE UNITED
 STATES AND CANADA AND           SHARES INITIALLY OUTSIDE THE UNITED STATES AND
   CANADA. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. DEL MONTE ANTICIPATES THAT THE INITIAL PUBLIC OFFERING
                PRICE WILL BE BETWEEN $  AND $       PER SHARE.


                            ------------------------


 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL NOTICE OF
                                ISSUANCE, ON THE

    NEW YORK STOCK EXCHANGE AND THE PACIFIC EXCHANGE UNDER THE SYMBOL "DLM."

                            ------------------------


                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.


                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.


                            ------------------------


                            PRICE $          A SHARE


                            ------------------------


                                                               UNDERWRITING
                                                PRICE TO      DISCOUNTS AND       PROCEEDS TO
                                                 PUBLIC        COMMISSIONS          COMPANY
                                                --------      --------------      ------------
Per Share.....................................     $               $                  $
Total.........................................     $               $                  $



The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



Del Monte has granted the underwriters the right to purchase up to an additional shares to cover overallotments. The underwriters expect to deliver the
shares to purchasers on                , 1999.


                            ------------------------


MORGAN STANLEY DEAN WITTER                                  GOLDMAN, SACHS & CO.



                 , 1999

     [PHOTOGRAPHS DEPICTING COLLAGES OF COMPANY PRODUCTS TO BE INSERTED ON
                INSIDE FRONT COVER AND INSIDE BACK COVER PAGES]

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     1
General Information...................     9
Risk Factors..........................    10
Use of Proceeds.......................    15
Dividend Policy.......................    15
Capitalization........................    16
Dilution..............................    17
Unaudited Pro Forma Financial Data....    18
Selected Consolidated Financial
  Data................................    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    26
Business..............................    40
Corporate History.....................    57



                                        PAGE
                                        ----
Management............................    59
Principal Stockholders................    68
Certain Relationships and Related
  Transactions........................    70
Description of Capital Stock..........    72
Description of Certain Indebtedness...    74
Certain U.S. Tax Consequences to
  Non-U.S. Holders....................    77
Shares Eligible for Future Sale.......    78
Underwriters..........................    79
Legal Matters.........................    82
Experts...............................    82
Index to Financial Statements.........   F-1



You should rely only on the information contained in this prospectus. Del Monte has not authorized anyone to provide you with information different from that contained in this prospectus. Del Monte and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.



DEL MONTE AND THE UNDERWRITERS HAVE NOT TAKEN ANY ACTION TO PERMIT A PUBLIC OFFERING OF THE SHARES OF COMMON STOCK OUTSIDE THE UNITED STATES OR TO PERMIT THE POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS OUTSIDE THE UNITED STATES. PERSONS OUTSIDE THE UNITED STATES WHO COME INTO POSSESSION OF THIS PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THE OFFERING OF THE SHARES OF COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE OF THE UNITED STATES.



UNTIL             , 1999, ALL DEALERS THAT BUY, SELL OR TRADE SHARES, WHETHER OR
NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY


The following summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements. Unless the context otherwise requires, "Del Monte" means Del Monte Foods Company, and the "Company" means Del Monte and its consolidated subsidiaries. The Company's fiscal year ends on June 30, and its fiscal quarters end on the last Sunday of September, December and March. The "Contadina Acquisition" means the Company's acquisition of assets comprising Nestle USA, Inc.'s ("Nestle") U.S. business of manufacturing and marketing certain canned tomato products ("Contadina"). Unless this prospectus states otherwise, all information assumes the underwriters do not exercise the overallotment option.


                                  THE COMPANY


     The Company manufactures and distributes premium quality, nutritious food products under the Del Monte and other brand names. The Company is the largest producer of canned vegetables and canned fruit in the United States, with pro forma net sales of $1.4 billion in fiscal 1998. The Del Monte brand was introduced in 1892, and management believes it is the best known brand among canned food products in the United States. The Company believes that the wide range of its products provides a competitive advantage in reaching retail grocery customers.



     The Company sells its products through national grocery chains and independent grocery stores. The Company also sells to warehouse club stores and mass merchandisers, such as Wal-Mart and Kmart, and larger merchandising outlets that include full grocery sections, such as Wal-Mart Supercenters and Kmart's Super Ks. The Company also sells its products to the foodservice industry, food processors, the U.S. military and in certain export markets. The Company has 14 production facilities in California, the Midwest, Washington and Texas and six distribution centers.



     The Company was recapitalized in April 1997. In that transaction, Texas Pacific Group, a private investment group, obtained a controlling interest in the Company. Under a new senior management team, the Company has implemented a new strategy to increase its sales and margins. This strategy includes (i) increasing market share and household penetration of the Company's existing high margin value-added products; (ii) introducing new products and new forms of packaging such as glass and plastic; (iii) increasing penetration of high growth distribution channels, such as supercenters, mass merchandisers and warehouse clubs; (iv) achieving cost savings through operating efficiencies, plant consolidations and investments in new and upgraded equipment; and (v) completing strategic acquisitions.



                             COMPETITIVE STRENGTHS



Del Monte believes it has the following competitive strengths:



- STRONG BRAND NAME RECOGNITION AND LEADING MARKET SHARES -- The Del Monte brand name is a leading name in the food industry. The Company recently acquired the Contadina brand name, which is also well-established nationally with a strong reputation for quality. For the 52 weeks ended September 26, 1998, the Company had the largest market share among producers of branded food products in canned vegetable (20.5%), canned fruit (42.6%) and the high margin, canned solid tomato category (16.5%).



- TECHNICAL EXPERTISE AND LOW COST PRODUCTION ADVANTAGES -- The Company has significant experience in developing new and innovative products and packaging forms to generate increased sales. The Company also has significant expertise in creating efficient food processing operations to reduce costs. The Company can leverage each of these capabilities across many food categories. The Company provides technical support to and benefits from its many long-term relationships with experienced growers who work with the Company to maximize yields on the Company's vegetable, fruit and tomato raw materials. Based on these and other factors, the Company believes that it is one of the lowest cost producers in its product lines in the United States.

- PREFERRED SUPPLIER STATUS -- Competitive pressures and mergers among grocery chains are causing many retailers to prefer large suppliers that, as a single vendor, can provide category expertise, continuity of supply, complete product lines and popular brands. These retailers are also demanding that suppliers have sophisticated technology, including inventory and category management programs. The Company anticipated these trends and has developed proprietary software tools to help its customers and promote sales of its products. Most of the customers that have used the Company's management tools have increased the shelf space they devote to the Company's products. The Company has strong, well-developed relationships with all major participants in the retail grocery industry and believes that these relationships will become increasingly important as consolidation in the industry continues.



- EXTENSIVE NATIONAL SALES AND DISTRIBUTION SYSTEM -- The Company has an extensive sales and distribution network that permits the Company to compete efficiently with other national brands and regional competitors and to introduce its products regionally or nationally.



- EXPERIENCED MANAGEMENT TEAM -- Richard G. Wolford and Wesley J. Smith, Del Monte's Chief Executive Officer and Chief Operating Officer, are veteran senior managers with extensive food industry experience. Mr. Wolford has worked 32 years in the food industry, 20 of which were with Dole. Mr. Smith has 26 years of experience in the food industry, 23 of which were also at Dole.



                                BUSINESS STRATEGY



The Company's business strategy has the following key elements:



- LEVERAGE BRAND EQUITY TO INCREASE SALES AND MARKET SHARE OF HIGH MARGIN PRODUCTS -- The Company plans to leverage the Del Monte and Contadina brand names and its strong relationships with customers to increase sales of its existing product lines, focusing specifically on high margin, value added products, such as its specialty fruits and vegetables, diced tomatoes and its single serve Fruit Cup snack line. These products have underdeveloped potential due to either low market shares or low household penetration relative to the Company's overall position in the relevant food category.



- FOCUS ON CONSUMPTION DRIVEN MARKETING -- The Company has refocused its marketing efforts and promotional strategy. To leverage its brand strength, the Company has increased consumer-targeted marketing programs, primarily through coupons, and has clearly positioned its products to emphasize their premium quality. The Company has also implemented performance-based programs for its trade spending with its customers. Under these programs, the Company manages trade spending, which consists of the costs of promotional activities with grocery chains and other customers (such as special displays, discounts and advertisements), based on retailers' sales of the Company's products to customers, rather than on their purchases of products from the Company.



- IMPROVE PROFITABILITY THROUGH NEW PRODUCTS AND PACKAGING -- The Company is emphasizing new, higher margin products and line extensions to leverage the Company's presence in its existing product categories and to capitalize on its food technology expertise. The Company is also developing new packaging forms such as glass and plastic. These innovations have resulted in the successful introduction of flavored diced tomatoes, two lines of single serve flavored canned fruit and Orchard Select, a premium fruit product packaged in glass. The Company has begun testing single serve fruit products packaged in plastic. These products extend the Company's traditional product lines and appeal to consumer demand for high quality, convenient and nutritious food products.



- INCREASE PENETRATION OF HIGH-GROWTH DISTRIBUTION CHANNELS -- Alternative retailers, such as warehouse clubs, mass merchandisers and supercenters, have grown as the retail grocery industry has changed in recent years. The Company believes that it is well-positioned to benefit from these changes because these vendors generally seek leading brand name products that generate high inventory turnover. These vendors are also attracted to reliable suppliers with full product lines that have the ability to meet their stringent inventory and shelf management requirements. Based on its internal estimates, the Company believes it is a leading supplier to Wal-Mart's Sam's Club, PriceCostco and Wal-Mart Supercenters.

- IMPLEMENT FURTHER COST SAVINGS -- The Company is aggressively pursuing cost reduction opportunities, which have already made substantial contributions to the Company's operating cash flow. The Company plans to implement capital projects that offer rapid returns on investment and to consolidate its plants where that would increase efficiency. The Company is also investing in new, state-of-the-art production equipment to strengthen its position as a low cost producer.



- COMPLETE STRATEGIC ACQUISITIONS -- The Company continuously reviews acquisition opportunities and will pursue acquisitions to increase margins and profitability by leveraging the Company's key strengths in product development, food processing, marketing, sales and distribution. The Company seeks (i) strong brands, including those with value added product lines, that can be expanded by leveraging the Company's technical and manufacturing expertise and/or its sales and distribution systems; (ii) new products that can grow faster through re-branding under one of the Company's brand names; and (iii) economies of scale in manufacturing, distribution and capacity utilization.

                            --------------------------


     After the offering, TPG Partners, L.P. ("TPG Partners") and some of its
affiliates (with TPG Partners, "TPG") will own      % of the common stock
(     % if the underwriters exercise the overallotment option in full) and will be able to control the Company's management and policies and matters requiring stockholder approval. TPG is part of Texas Pacific Group. David Bonderman, James
G. Coulter and William S. Price, III founded Texas Pacific Group in 1992 to pursue public and private investment opportunities. TPG's other investments include Beringer Wine Estates Holdings, Inc., Ducati Motors S.p.A., Favorite Brands International, Inc. and J. Crew Group, Inc.



     Del Monte is a Delaware corporation, with its principal executive office at One Market, San Francisco, California 94105. Its telephone number is (415) 247-3000.



                                  THE OFFERING



  Common stock offered in:
    United States offering...................................    _______ shares
    International offering...................................    _______ shares
       Total.................................................    _______ shares
  Common stock to be outstanding after the offering..........    _______ shares
  Use of proceeds............................................    Del Monte intends to use the net
                                                                 proceeds from the offering to repay or
                                                                 redeem certain outstanding
                                                                 indebtedness and preferred stock. See
                                                                 "Use of Proceeds."
  Proposed New York Stock Exchange and Pacific Exchange
    symbol...................................................    DLM
  Risk factors...............................................    For a discussion of certain risks that
                                                                 you should consider, see "Risk
                                                                 Factors." These risks include, among
                                                                 others, the Company's substantial
                                                                 leverage and risks relating to
                                                                 competition in the processed food
                                                                 industry, the implementation of the
                                                                 Company's business strategy and the
                                                                 effects of severe weather conditions,
                                                                 as well as risks and considerations
                                                                 relating to the common stock, such as
                                                                 the lack of a prior trading market and
                                                                 the dilution that purchasers will
                                                                 experience upon completion of the
                                                                 offering.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     In December 1997, the Company completed the Contadina Acquisition for a total purchase price of $197 million, comprised of a base price of $177 million and an estimated net working capital adjustment of $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its estimate of the net working capital, which resulted in a payment to the Company of $2 million. This in turn reduced the purchase price to a total of $195 million. The Contadina Acquisition also included the assumption of liabilities of approximately $5 million, consisting primarily of liabilities in respect of reusable packaging materials, employee benefits and product claims. The Company accounted for the Contadina Acquisition using the purchase method of accounting.



     The following table presents summary historical and pro forma financial data of the Company. The summary historical consolidated financial data as of June 30, 1996, 1997 and 1998 and for the years then ended were derived from the audited consolidated financial statements of the Company. The summary historical consolidated financial data as of September 30, 1997 and 1998 and for the three months then ended were derived from the unaudited interim financial statements of the Company. You should read this historical financial information in conjunction with the consolidated financial statements of the Company. The Company prepared the unaudited pro forma statement of operations information as if the Contadina Acquisition and related financings had occurred as of July 1, 1997 (the results of operations of Contadina since the date of acquisition have been included in the historical Company revenues and expenses for the year ended June 30, 1998 and the three months ended September 30, 1998). You should read this information in conjunction with the pro forma financial information set forth under "Unaudited Pro Forma Financial Data." The unaudited pro forma statement of operations information does not purport to represent what the Company's results of operations actually would have been if the Contadina Acquisition had occurred on the date indicated or what those results will be for any future periods.



                                                                                                         THREE MONTHS ENDED
                                                            FISCAL YEAR ENDED JUNE 30,                     SEPTEMBER 30,
                                               ----------------------------------------------------   ------------------------
                                                              ACTUAL                    PRO FORMA              ACTUAL
                                               ------------------------------------   -------------   ------------------------
                                                  1996         1997         1998          1998           1997          1998
                                               ----------   ----------   ----------   -------------   -----------   ----------
                                               (RESTATED)   (RESTATED)                                (RESTATED)
                                                                      (IN MILLIONS, EXCEPT SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales....................................  $    1,305   $    1,217   $    1,313    $    1,405     $      251    $      318
Cost of products sold........................         984          819          898(a)  $      973(a)        172           218
Selling, administrative and general
  expense....................................         239          327(b)        316          341             62            80
Special charges related to plant
  consolidation(c)...........................          --           --           10            10             --             7
Acquisition expenses.........................          --           --            7             7             --             1
                                               ----------   ----------   ----------    ----------     ----------    ----------
Operating income.............................          82           71           82            74             17            12
Interest expense.............................          67           52           77            86             17            21
(Gain) loss on sale of divested assets(d)....        (123)           5           --            --             --            --
Other (income) expense.......................           3           30(e)         (1)          (1)            --             2
                                               ----------   ----------   ----------    ----------     ----------    ----------
Income (loss) before income taxes, minority
  interest, extraordinary item and cumulative
  effect of accounting change................         135          (16)           6           (11)            --           (11)
Provision for income taxes...................          11           --            1             1             --            --
Minority interest in earnings of
  subsidiary.................................           3           --           --            --             --            --
                                               ----------   ----------   ----------    ----------     ----------    ----------
Net income (loss) before extraordinary item
  and cumulative effect of accounting
  change.....................................         121          (16)           5           (12)            --           (11)
Extraordinary loss(f)........................          10           42           --            --             --            --
Cumulative effect of accounting change(g)....           7           --           --            --             --            --
                                               ----------   ----------   ----------    ----------     ----------    ----------
Net income (loss)............................         104          (58)           5           (12)            --           (11)
Preferred stock dividends....................          82           70            5             5              2             1
                                               ----------   ----------   ----------    ----------     ----------    ----------
Net income (loss) attributable to common
  shares(h)..................................  $       22   $     (128)  $       --    $      (17)    $       (2)   $      (12)
                                               ==========   ==========   ==========    ==========     ==========    ==========
Net income (loss) per common share...........  $     0.29   $    (2.07)  $     0.01    $    (0.50)    $    (0.06)   $    (0.34)
Weighted average number of shares
  outstanding................................  75,047,353   61,703,436   31,619,642    34,812,008     26,815,880    35,495,683

                                                                                                         THREE MONTHS ENDED
                                                               FISCAL YEAR ENDED JUNE 30,                   SEPTEMBER 30,
                                                    ------------------------------------------------   -----------------------
                                                                   ACTUAL                  PRO FORMA           ACTUAL
                                                    ------------------------------------   ---------   -----------------------
                                                       1996         1997         1998        1998         1997         1998
                                                    ----------   ----------   ----------   ---------   ----------   ----------
                                                    (RESTATED)   (RESTATED)                            (RESTATED)
                                                                         (IN MILLIONS, EXCEPT SHARE DATA)
CERTAIN DATA AS ADJUSTED FOR THE OFFERING:(i)
Interest expense(j)...............................                                            $62                     $  14
Net income (loss).................................                                             12                        (4)
Net income (loss) per common share................
Weighted average number of shares outstanding.....
OTHER DATA:
Adjusted EBITDA(k)................................    $  92        $ 119        $ 135                    $  23        $  30
Adjusted EBITDA margin(k).........................      8.6%        10.2%        10.3%                     9.2%         9.4%
Cash flows provided by (used in) operating
  activities......................................    $  60        $  25        $  97                    $(153)       $(153)
Cash flows provided by (used in) investing
  activities......................................      170           37         (222)                      (2)         (37)
Cash flows provided by (used in) financing
  activities......................................     (224)         (63)         127                      155          194
Depreciation and amortization(l)..................       26           24           29          31            6            8
Capital expenditures..............................       16           20           32          37            2            5
SELECTED RATIOS:
Ratio of earnings to fixed charges(m).............      2.8x          --          1.1x         --          1.0x          --
Deficiency of earnings to cover fixed
  charges(m)......................................       --        $  16           --         $11           --        $  11


                                                                      JUNE 30,                          SEPTEMBER 30,
                                                           -------------------------------   ------------------------------------
                                                                                                                         AS
                                                                       ACTUAL                      ACTUAL           ADJUSTED(I)
                                                           -------------------------------   -------------------   --------------
                                                              1996         1997      1998       1997       1998         1998
                                                           ----------   ----------   -----   ----------   ------   --------------
                                                           (RESTATED)   (RESTATED)           (RESTATED)

                                                                                       (IN MILLIONS)
BALANCE SHEET DATA:
Working capital..........................................    $  209       $  118     $ 210     $ 117      $  171       $  180
Total assets.............................................       736          667       845       956       1,201        1,195
Total debt, including current maturities.................       373          610       709       765         904          736
Redeemable preferred stock...............................       213           32        33        32          33           --
Stockholders' deficit....................................      (288)        (398)     (350)     (398)       (361)        (161)


Note: Financial data under the columns marked "restated" reflect the information from the Company's restated financial statements.
---------------

(a) The historical fiscal year ended June 30, 1998 and the pro forma fiscal year ended June 30, 1998 include $3 million and $6 million of inventory write-up as part of the purchase price allocation relating to the Contadina Acquisition.



(b) In connection with the Company's recapitalization on April 18, 1997, the Company incurred expenses of approximately $25 million primarily for management incentive payments and, in part, for severance payments.



(c) In fiscal 1998, the Company recorded charges of $7 million related to severance and benefit costs for employees to be terminated in connection with a plant consolidation. The Company also recorded $3 million in fiscal 1998 and $4 million in the three months ended September 30, 1998 representing accelerated depreciation resulting from adjusting remaining useful lives of assets to match the period of use prior to plant closures. In addition, in the three-month period ended September 30, 1998, the Company charged $3 million to earnings representing the write-down to fair value of certain assets held for sale.



(d) In November 1995, the Company sold its pudding business for $89 million, net of $4 million of transaction fees, and recorded a gain of $71 million. In March 1996, the Company sold its 50.1% ownership interest in Del Monte Pacific Resources Limited ("Del Monte Philippines") for $100 million, net of $2 million of transaction fees, and recorded a gain of $52 million. In the fiscal quarter ended December 1996, the Company sold its Mexican, Central American and Caribbean subsidiaries (collectively "Del Monte Latin America"). The combined sales price of $50 million, reduced by $2 million of transaction expenses, resulted in a loss of $5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."



(e) In fiscal 1997, the Company incurred $22 million of expenses in conjunction with its recapitalization, primarily for legal, investment advisory and management fees.



(f) In December 1995 and April 1996, the Company prepaid part of its term loan and senior secured notes. In conjunction with the early debt retirement, the Company recorded an extraordinary loss of $10 million for the early retirement of debt. The extraordinary loss consisted of a $5 million prepayment premium and a $5 million write-off of capitalized debt issue costs related to the early retirement of debt. In fiscal 1997, the Company charged to net income $42 million of expenses related to the early retirement of debt and to the Company's recapitalization. In September 1996, the Company repurchased outstanding debt and, in conjunction with that repurchase, the Company wrote off capitalized debt issue costs of $4 million, net of a discount on such debt. The Company accounted for the write-off as an extraordinary loss. In conjunction with the refinancing of debt that occurred at the time of the Company's recapitalization, the Company recorded a $38 million extraordinary loss related to the early retirement of debt. The $38 million extraordinary loss consisted of previously capitalized debt issue costs of approximately $19 million and a premium payment and a term loan make-whole payment aggregating to $19 million.



(g) Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS")No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The cumulative effect of adopting this statement resulted in a charge to fiscal 1996 net earnings of $7 million.



(h) The Company computes net income (loss) attributable to the shares of common stock as net income (loss) reduced by the cash and in-kind dividends for the period on redeemable preferred stock.



(i)    Adjusted to give effect to the issuance by the Company of
       shares in this offering assuming an initial public offering price of
       $     per share and the use of the net proceeds to fund the repayment of
       $197 million of long-term debt and the redemption of preferred stock and a corresponding reduction in fixed charges at the beginning of the relevant periods.



(j) The table below presents as adjusted interest expense, including the respective interest rates and related fees, and as adjusted amortization of deferred financing costs after giving effect to this offering. See "Use of Proceeds."



                                                             YEAR ENDED                          THREE MONTHS ENDED
                                                           JUNE 30, 1998                         SEPTEMBER 30, 1998
                                                ------------------------------------    ------------------------------------
                                                INTEREST    PRINCIPAL      INTEREST     INTEREST    PRINCIPAL      INTEREST
                                                RATE(1)     BALANCE(2)    EXPENSE(3)    RATE(1)     BALANCE(2)    EXPENSE(3)
                                                --------    ----------    ----------    --------    ----------    ----------
                                                                     (IN MILLIONS, EXCEPT PERCENTAGES)
       Revolving Credit Facility..............    7.74%        $ 46          $ 4          7.81%        $ --          $--
       Tranche A of Term Loan Facility........    8.08          168           14          7.81          165            3
       Tranche B of Term Loan Facility........    8.63          190           17          8.56          189            4
       DMC Notes..............................   12.25           98           12         12.25           98            3
       Del Monte Notes........................   12.50           84           11         12.50           92            3
                                                                             ---                                     ---
         Pro forma interest expense...........                                58                                      13
       Pro forma amortization of deferred
        financing costs.......................                                 4                                       1
                                                                             ---                                     ---
         Total pro forma interest expense.....                               $62                                     $14
                                                                             ===                                     ===


---------------

      (1) Average of month-end interest rates.
      (2) Average of month-end principal balances.

      (3) Represents product of average month-end interest rate and average month-end principal balance for the relevant period.



(k) Adjusted EBITDA represents EBITDA (income (loss) before provision for income taxes, minority interest, extraordinary item, cumulative effect of accounting change and depreciation and amortization expense, plus interest expense) before special charges and other one-time and non-cash charges, less gains (losses) on sales of assets and the results of the Divested Operations (as defined herein). You should not consider adjusted EBITDA in isolation from, and it is not presented as an alternative measure of, operating income or cash flow from operations (as determined in accordance with GAAP). Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies. Since the Company has undergone significant structural changes during the periods presented, management believes that this measure provides a meaningful measure of operating cash flow (without the effects of working capital changes) for the core and continuing business of the Company by normalizing the effects of operations that the Company has divested and of one-time charges or credits. For fiscal 1996, other one-time charges include $3 million for relocation costs and $6 million of costs associated with a significant headcount reduction. For fiscal 1997, Adjusted EBITDA excludes $47 million of expenses incurred in connection with the recapitalization and $7 million related to the recognition of an other than temporary impairment of a long-term equity investment. For fiscal 1998, historical and pro forma one-time and non-cash charges consist of $7 million of severance accruals and $3 million of stock compensation expense. Historical one-time charges for fiscal 1998 also include $7 million of expenses incurred in connection with the Contadina Acquisition and $3 million of inventory write-up due to the purchase price allocation related to the Contadina Acquisition. Historical one-time charges in three months ended September 30, 1998 include $3 million of write-off of assets related to the Arlington plant closure (recorded as "Special charges related to plant consolidation"), $1 million of acquisition-related expenses incurred in connection with the South America Acquisition (as defined herein), $2 million of inventory write-up due to the purchase price allocation related to the Contadina Acquisition and $2 million representing expenses of the Company's public equity offering, which was cancelled. Adjusted EBITDA margin is calculated as Adjusted EBITDA as a percentage of net sales (excluding net sales of Divested Operations of $233 million and $48 million for the years ended June 30, 1996 and 1997). See tabular presentation under "Selected Consolidated Financial Data."



(l) Depreciation and amortization exclude amortization of $5 million of deferred debt issuance costs in each of fiscal 1996 and 1997 and $3 million of deferred debt issuance costs in fiscal 1998. Depreciation and amortization exclude amortization of $1 million of deferred debt issuance costs in both of the three-month periods ended September 30, 1997 and 1998. Pro forma depreciation and amortization exclude amortization of $5 million and $3 million of pro forma deferred debt issuance costs for fiscal 1998 and for the three-month period ended September 30, 1998. In addition, in fiscal 1998 and the three months ended September 30, 1998, depreciation and amortization exclude $3 million and $4 million of accelerated depreciation, which is recorded as "Special charges related to plant consolidation."


(m) For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, earnings are defined as income (loss) before extraordinary item, cumulative effect of accounting change and provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the interest component of rent expense.

                 SUMMARY HISTORICAL FINANCIAL DATA OF CONTADINA


     The following table presents summary historical financial data of Contadina for purchased product lines for the year ended December 31, 1996 and the period from January 1, 1997 through December 18, 1997 derived from the audited financial statements for those periods.



     Nestle did not operate Contadina as a separate business unit and, as such, it did not have regularly prepared financial statements. The Company has obtained and prepared financial information of Contadina for the year ended December 31, 1996 and the period ended December 18, 1997.



                                                                                   JANUARY 1, 1997
                                                                YEAR ENDED             THROUGH
                                                             DECEMBER 31, 1996    DECEMBER 18, 1997
                                                             -----------------    -----------------
                                                                         (IN MILLIONS)
Net sales..................................................        $160                 $162
Cost of products sold(a)...................................         151                  163
                                                                   ----                 ----
     Gross margin..........................................           9                   (1)
Selling, administrative
  and general expense(b)...................................          20                   26
                                                                   ----                 ----
Operating loss.............................................         (11)                 (27)
Interest expense(c)........................................           6                    6
                                                                   ----                 ----
     Net loss before taxes.................................        $(17)                $(33)
                                                                   ====                 ====
OTHER DATA:
Depreciation and amortization..............................        $ 12                 $ 13
Capital expenditures.......................................          10                    8


---------------

(a) Cost of products sold includes royalty expense of $5 million for both the year ended December 31, 1996 and the period ended December 18, 1997. Under a royalty agreement with Nestle S.A., royalties were charged for the license of the Contadina trademarks. The Company will not incur this expense as part of the on-going operations of Contadina. Cost of products sold also includes an allocation by Nestle for certain fixed distribution costs which included, without limitation, costs of utilizing outside storage facilities and costs for utilizing centralized distribution and storage facilities of $5 million and $7 million for the year ended December 31, 1996 and the period ended December 18, 1997. The Company believes that, as part of on-going operations of Contadina, it will experience distribution costs of a similar nature to those allocated by Nestle in its cost allocation but at a significantly reduced level; however, no assurances can be given in this regard.



(b) Selling, administrative and general expense included an allocation by Nestle for marketing and other general expenses which include, without limitation, all selling costs, including direct sales force and brokerage expenses; costs for utilizing centralized distribution and storage facilities; costs associated with marketing services; and general and administrative costs associated with support services such as finance, legal, human resources and information systems. For the year ended December 31, 1996 and the period ended December 18, 1997, allocated marketing expense was $8 million and $10 million. The Company believes that it will experience operating costs of a similar nature to those charged by Nestle in its cost allocations, but at a significantly reduced level; however, no assurances can be given in this regard. Other general expenses allocated by Nestle were $4 million and $10 million for the year ended December 31, 1996 and the period ended December 18, 1997.



(c) Represents an allocation that Nestle charged to Contadina based on the end-of-month working capital balance at an intercompany rate equal to 7% for all periods.

                              GENERAL INFORMATION



This prospectus contains forward-looking statements, including those in the sections captioned "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Del Monte may also make forward-looking statements in its periodic reports to the Securities and Exchange Commission (the "Commission") on Forms 10-K, 10-Q, 8-K, in its annual report to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Del Monte's beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections at the time Del Monte makes the statements, and you should not place undue reliance on them. Del Monte does not undertake to update any of these statements in light of new information or future events.



Forward-looking statements involve inherent risks and uncertainties. Del Monte cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, among others: general economic and business conditions; weather conditions; crop yields; industry trends; competition; raw material costs and availability; the loss of significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; Year 2000 compliance; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends and capacity and other factors referenced in this prospectus. See "Risk Factors."

                            ------------------------


Del Monte(R) and Contadina(R) are the Company's principal registered trademarks. The Company's other trademarks include Fruit Cup(R), FreshCut(TM), Snack Cups(R), Fruit Naturals(R), Orchard Select(R), Can Do(R) and Del Monte Lite(R).

                            ------------------------


Unless otherwise indicated, references herein to U.S. market share data are to case volume sold through retail grocery stores (excluding warehouse clubs and supercenters) with at least $2 million in sales and are based upon data provided to the Company by A.C. Nielsen Company, an independent market research firm. ACNielsen makes this data available to the public at prescribed rates. Market share data for canned vegetables and solid tomato products include only those categories in which the Company competes. The data for canned fruit include those categories in which the Company competes other than the "specialty" category, which has been an insignificant portion of the Company's operations. Data for canned solid tomato products is pro forma for both the Company and Contadina sales.

                                  RISK FACTORS



     You should carefully consider the following factors and other information in this prospectus before deciding to invest in the shares.



OUR HIGH LEVERAGE COULD ADVERSELY AFFECT OUR BUSINESS



     The Company is highly leveraged. On a pro forma basis, as of September 30, 1998, after giving effect to the offering, the Company had $1.4 billion of long-term debt (including trade payables) and a stockholders' deficit of $161 million. The Company can incur additional indebtedness to complete capital projects or acquisitions, even though its principal credit facility imposes some limits on the ability to do so. Because its business is seasonal, the Company's borrowings fluctuate significantly during the year, generally peaking in September and October.



     The Company's high degree of leverage can have important adverse consequences, such as:



     - Limiting the Company's ability to obtain additional financing to fund its growth strategy, working capital, capital expenditures, debt service requirements or other cash requirements;



     - Limiting the Company's ability to invest operating cash flow in its business because it uses a substantial portion of these funds to pay debt service;



     - Limiting the Company's ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns;



     - Increasing the Company's vulnerability to economic downturns and changing market conditions; and



     - Increasing the Company's vulnerability to fluctuations in market interest rates, since certain of its debt has floating interest rates.



     The Company's ability to pay its debt service depends partly on its performance, which in turn can be affected by general economic or competitive conditions beyond its control. The Company's financial position could also prevent it from obtaining necessary financing at favorable rates, including at times when it must refinance maturing debt.



     If the Company cannot pay its debt service and meet its other liquidity needs from operating cashflow, it could have substantial liquidity problems. In those circumstances, the Company might have to sell assets, delay planned investments, obtain additional equity capital or restructure its debt. Depending on the circumstances at the time, the Company may not be able to accomplish any of these actions on favorable terms or at all. The Company's principal credit facility limits its ability to take some actions that could generate additional cash proceeds or requires the Company to apply proceeds first to repay the facility. The credit facility also requires the Company to meet certain financial tests, which are measured periodically. If the Company defaults on any of its debt, the relevant lenders could accelerate the maturity of the debt and take other actions that could adversely affect the Company. For example, in the event of a default under the Company's credit facility, the lenders could foreclose on the security for the facility, which includes virtually all of the assets of the Company.



OUR BUSINESS IS HIGHLY COMPETITIVE



     Many companies compete in the domestic canned vegetable, fruit and tomato product categories. However, only a few well-established companies operate on both a national and a regional basis with one or several branded product lines. The Company faces strong competition from these and other companies in all its product lines. Important competitive considerations include the following:



     - Some of the Company's competitors have greater financial resources and operating flexibility. This may permit them to respond better to changes in the industry or to introduce new products and packaging more quickly and with greater marketing support.

     - Several of the Company's product lines are sensitive to competition from regional brands, and many of the Company's product lines compete with imports, private label products and fresh alternatives. No single private label competitor has greater market share than the Company in its principal product categories. However, for the 52 weeks ended September 26, 1998, private label companies as a group had market shares of 43.8%, 39.6% and 31.0% in the canned vegetable, fruit and solid tomato categories.



     - The Company cannot predict the pricing or promotional actions of its competitors or whether they will have a negative effect of the Company. Also, if the Company raises its prices, it could lose market share to its competitors.



     - The canned food industry has in the past experienced processing over-capacity and, despite some consolidation in the industry recently, over-capacity or changes in crop supplies could create an imbalance in supply and demand that depresses sales volumes or prices.



OUR BUSINESS STRATEGY POSES SPECIAL RISKS ASSOCIATED WITH OUR ABILITY TO REDUCE COSTS, REACH TARGETED CUSTOMERS AND COMPLETE ACQUISITIONS SUCCESSFULLY



     The success of Del Monte's business strategy depends in part on its ability to reduce costs. The Company plans to reduce costs through consolidation of its processing facilities and use of improved processing technologies. The Company's performance also depends on its ability to increase sales of its higher margin products, such as its Fruit Cup single serve fruit products, diced tomatoes, specialty vegetables and Orchard Select jarred fruit, and to increase product distribution through high volume warehouse clubs, such as Wal-Mart's Sam's Clubs and PriceCostco, and mass merchandisers, such as Wal-Mart Supercenters. The Company also plans to increase operating results through acquisitions. All of these plans involve risks, including the following:



     - The Company is consolidating tomato processing from Modesto to its Hanford facility and is converting its Modesto facility from tomato to fruit processing. The Company recently shut down the Modesto facility for conversion. To assure production capacity for the 1999 tomato harvest, the Company must complete the conversion of the Hanford facility by June 1999. If the Company does not meet this timetable to any significant degree, tomato production could be materially reduced. This could have a material adverse effect on the Company's results of operations, its market share of the canned tomato market and the Company's reputation for reliability.



     - The Company may not complete capital projects on time or within budget.



     - Cost saving measures can sometimes impair a company's ability to respond rapidly to changes in the industry.



     - Warehouse clubs and mass merchandisers do not enter into long-term contracts and purchase products based on their inventory levels. They can stop purchasing the Company's products at any time. Losing one of these customers would reduce sales volumes and could also have a negative effect on the Company's reputation.



     - Acquisitions could require the consent of Del Monte's main bank lenders and could involve amendments to the Company's principal credit facility to permit the Company to comply with its financial covenants. These lenders could also impose conditions on their consent that could adversely affect the Company's operating flexibility.



     - Del Monte may not be able to integrate successfully acquired businesses, including personnel, operating facilities and information systems, into its existing operations. The timing and number of acquisitions could make these risks more difficult to address. The process of integrating acquired businesses could distract management from other opportunities or problems in the Company's business. The benefits of an acquisition often take a long time to develop, and there is no guarantee that any acquisition will in fact produce any benefits.

     - In pursuing acquisitions, Del Monte could incur substantial additional debt and contingent liabilities, which could in turn restrict its ability to pursue other important elements of its business strategy, such as completing capital projects, or its ability to comply with its financial covenants.



OUR ACQUISITION OF CONTADINA PRESENTS CERTAIN RISKS



     Nestle did not operate Contadina as a separate business unit and, as such, it did not have regularly prepared financial statements. Contadina's books and records have been audited only for the fiscal year ended December 31, 1996 and the period ended December 18, 1997. There can be no guarantee that, if it had been operated independently, Contadina's financial results would be the same as those presented in this prospectus.



SEVERE WEATHER CONDITIONS AND NATURAL DISASTERS CAN AFFECT CROP SUPPLIES AND REDUCE OUR OPERATING RESULTS



     Severe weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the Company's products. These events can result in reduced supplies of raw materials, lower recoveries of usable raw materials, higher costs of cold storage if harvests are accelerated and processing capacity is unavailable or interruptions in the Company's production schedules if harvests are delayed. Competing manufacturers can be affected differently depending on the location of their supplies. If the Company's supplies of raw materials are reduced, it may not be able to find enough supplemental supply sources on favorable terms.



     The Company's tomato and fruit suppliers are concentrated in the San Joaquin Valley of California. In the winter and spring of 1997-1998, some parts of California, including some of the Company's growing regions, experienced heavy rainfall due to the El Nino phenomenon. The 1998 California fruit and tomato harvests and raw product recoveries were somewhat reduced due to this phenomenon. Although these weather-related conditions may result in slightly higher cost of products sold in fiscal 1999, the Company believes that the overall effects of the El Nino phenomenon will not be material to its financial condition and results of operations.



OUR OPERATING RESULTS ARE HIGHLY SEASONAL



     The Company does not manufacture the majority of its products continuously, but instead has a production period that is limited to approximately three to four months during the summer each year. The Company's working capital requirements are also seasonal and are most significant in the first and second fiscal quarters. If the Company had an unexpected plant shutdown or any other interference with its production schedule, its operating results would be adversely affected.



     The Company's sales tend to peak in the second and third fiscal quarters each year, mainly as a result of the holiday period in November and December and the Easter holiday. By contrast, in the first fiscal quarter of each year, sales generally decline, mainly due to less promotional activity and the availability of fresh produce. The Company believes that the main trends in its operating results are relatively predictable and that it has adequate sources of liquidity to fund operations during periods of low sales. If these trends were to change or be disrupted, however, the Company's operating results could be adversely affected, and it could require additional sources of liquidity to fund our working capital and other cash requirements.



OUR BUSINESS IS SUBJECT TO THE RISK OF ENVIRONMENTAL LIABILITY



     As a result of its agricultural, food processing and canning activities, the Company is subject to various environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. The Company has been named as a potentially responsible party ("PRP") and may be liable for environmental investigation and remediation costs at certain designated "Superfund Sites" under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under similar state laws. Based on available information, the Company is defending itself in these actions as appropriate, and believes that none of the matters will have a material adverse impact on the Company's financial position or results of operations. There is no guarantee, however, that this will be the case. The Company may in the future be named as a PRP at other currently or previously owned or operated sites, and additional remediation requirements could be imposed. Other properties could be identified for investigation or proposed for listing under CERCLA or state law. Also, under the federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the U.S. Environmental Protection Agency (the "EPA") is involved in a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. The effect of such actions and future actions on the availability and use of pesticides could have a material adverse impact on the Company's financial position or results of operations.



AFTER THE OFFERING, TPG WILL CONTINUE TO CONTROL THE COMPANY



     After this offering, TPG will own   % (  % if the underwriters exercise the
overallotment option in full) of the common stock. TPG will likely continue to use its significant ownership interest to influence and control the Company's management and policies. TPG's large interest may also discourage, delay, deter or prevent a change in control of Del Monte or discourage bids for the common stock at a premium price. The Company also has contractual relationships with TPG, under which TPG provides it with financial advisory and other services. These arrangements could give rise to conflicts of interest.



OUR DEBT COVENANTS CAN RESTRICT OUR OPERATING FLEXIBILITY



     The Company is subject to various financial and operating covenants under its principal credit facility, including limitations on asset sales, the amount of debt it can incur or repay and the amount and kind of distributions that it and its subsidiaries may make. Certain transactions that the Company may view as important opportunities, such as mergers and acquisitions, may also be subject to the consent of its main bank lenders, which may be withheld or granted subject to conditions that may make the transaction less attractive. The Company must also meet specified financial ratios and tests, including minimum net worth, minimum fixed charge coverage and maximum leverage ratios. These restrictions can limit the Company's ability to fund its capital expenditures when planned. The Company's compliance with these restrictions can also be affected by factors beyond its control. A breach of these restrictions would permit the acceleration of the relevant debt and could result in the termination of the commitments of the Company's main bank lenders. If that happened, the Company would have no credit facility available to finance its seasonal working capital and other cash requirements. The Company has pledged substantially all of its assets to secure its bank and other debt. If a default occurred and was not cured, secured lenders could foreclose on this collateral.



OUR BRAND NAME COULD BE CONFUSED WITH NAMES OF OTHER COMPANIES



     The Company has licensed the Del Monte brand name to various unaffiliated companies internationally and, for some of its products, in the United States. The common stock of one licensee, Fresh Del Monte Produce N.V., is publicly traded in the United States. Acts or omissions by these unaffiliated companies may adversely affect the value of the Del Monte brand name, the trading prices for the common stock and demand for the Company's products. Third party announcements or rumors about these licensees could also have these negative effects.



WE DO NOT EXPECT TO PAY DIVIDENDS FOR THE FORESEEABLE FUTURE



     Del Monte has not paid cash dividends in the past, and it does not expect to pay cash dividends in the foreseeable future. Del Monte is a holding company with no substantial business operations or assets of its own. The terms of the Company's debt limit the ability of Del Monte's subsidiaries to distribute cash or other assets, which could affect the Company's ability to pay dividends or make other distributions on the common stock. Future borrowings by Del Monte's subsidiaries will also likely contain restrictions on their ability to pay dividends to Del Monte.

POSSIBLE FUTURE SALES OF STOCK COULD DEPRESS OUR STOCK PRICE



     Following this offering, Del Monte will have           shares of common
stock outstanding (assuming no exercise of the underwriters' overallotment option). Investors in the offering who are not "affiliates" of the Company will be able to sell their shares without any restrictions. TPG and other current stockholders of Del Monte, which will own most of the remaining shares, will own "restricted" shares. Holders of "restricted" shares may sell them in the public market without restrictions, so long as they meet the volume and other limitations set out in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Sales of large amounts of the common stock after this offering or the perception that these sales could occur could depress the trading price of the common stock.



THERE IS NO TRADING MARKET FOR THE COMMON STOCK



     The common stock has no established trading market or trading history. Although Del Monte has applied to list the common stock on the New York Stock Exchange and the Pacific Exchange, an active trading market may not develop or be sustained. The market price could also drop below the public offering price shown on the cover page of this prospectus. Del Monte and the underwriters will determine by negotiation the initial public offering price of the common stock and that price may not be indicative of the market price for the common stock after this offering. The market price could also fluctuate substantially in response to various factors and events, including the liquidity of the market for the common stock, differences between the Company's actual performance and that expected by investors and analysts, changes in analysts' recommendations or projections, pricing and competition in the Company's industry, new statutes or regulations and changes in general market conditions.



NEW INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION



     The initial public offering price per share will exceed the net book value per share. New investors will incur substantial and immediate dilution of $ per share. After this offering, the deficit in net tangible book value per share
will be $       . Holders of the common stock could also experience dilution if the Company elects to complete an acquisition using its common stock as consideration, depending on the terms of the acquisition.



OUR ANTI-TAKEOVER DEFENSES MAY DEPRESS OUR STOCK PRICE OR DISCOURAGE PREMIUM-GENERATING TRANSACTIONS



     Anti-takeover provisions under state law and in Del Monte's certificate of incorporation and bylaws may deter, delay or prevent hostile takeovers and other attempts to make changes in Del Monte's Board of Directors or management. The fact that we have these provisions may depress our stock price and could discourage transactions in which stockholders might otherwise receive a premium over the market value of their shares. Under these provisions:



     - Members of Del Monte's Board have staggered terms, which could prevent an acquiror from removing the entire Board at once;



     - Stockholders are not entitled to cumulative voting rights;



     - Only a majority of the Board, and not stockholders, may call a meeting of stockholders;



     - Certain matters must be approved by a supermajority vote of stockholders;



     - Del Monte can issue preferred stock on any terms it decides without the approval of common stockholders, which could make it more difficult or expensive for an acquiror to obtain voting control; and



     - Del Monte can implement, without stockholder approval, a "rights" or "poison pill" plan without the approval of common stockholders, which could also make a takeover attempt more difficult or expensive. Under these plans, common stockholders typically receive preferred share purchase rights that become exercisable when a third party tries to obtain control of the Company.

                                USE OF PROCEEDS


     Assuming an initial public offering price of $       per share, Del Monte
estimates that it will receive net proceeds from its sale of common stock (after deducting applicable underwriting discounts and commissions and estimated offering expenses payable by Del Monte) of approximately $231 million
(approximately $     million if the underwriters exercise the overallotment
option in full). Del Monte intends to use the net proceeds of the offering as follows: (i) approximately $67 million to repay indebtedness under its senior secured term loan facility (the "Term Loan Facility"); (ii) $55 million to redeem a portion of its senior subordinated notes (the "DMC Notes"), including $3 million of accrued interest; (iii) $48 million to redeem a portion of its senior discount notes (the "Del Monte Notes"), including $2 million of accelerated amortization of original issue discount; (iv) $44 million to redeem its Series A Redeemable Preferred Stock (the "Series A Preferred Stock"), including $2 million of unamortized discount, $8 million of accreted dividends and $1 million of redemption premium; (v) $13 million to pay certain repayment and redemption premiums in connection with the redemption of the DMC Notes and the Del Monte Notes; and (vi) $4 million to repay indebtedness under its Revolving Credit Facility (as defined herein). The Term Loan Facility and the DMC Notes mature and bear interest at the rates specified under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Activities -- 1997 Activity."


                                DIVIDEND POLICY


     Holders of the common stock are entitled to receive dividends pro rata on a per share basis when, as and if declared by the Board of Directors of Del Monte out of funds legally available for dividends. Del Monte has not declared or paid any cash or other dividends on its common stock and does not expect to pay dividends for the foreseeable future. Future dividend policy will be determined periodically by the Board of Directors based upon conditions then existing, including the Company's earnings and financial condition, capital requirements, including debt service obligations, and other relevant factors.



     As a holding company, the ability of Del Monte to pay dividends in the future is dependent upon the receipt of dividends or other payments from its subsidiaries. In addition, the terms of the Company's indebtedness limit the ability of Del Monte's subsidiaries to pay dividends to Del Monte. See "Risk Factors -- We Do Not Expect to Pay Dividends for the Foreseeable Future" and "Description of Certain Indebtedness."

                                 CAPITALIZATION


     The following table sets forth the actual unaudited capitalization of the Company at September 30, 1998 and as adjusted to give effect to the sale of shares of common stock by the Company, assuming an initial public
offering price of $     per share, and the application of the estimated net
proceeds to the Company. The following table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements.



                                                                 SEPTEMBER 30, 1998
                                                              ------------------------
                                                              ACTUAL     AS ADJUSTED
                                                              ------    --------------
                                                                   (IN MILLIONS)
Total debt:
  Revolving Credit Facility(1)..............................  $ 202         $ 198
  Term Loan Facility........................................    422           355
  12 1/4% Senior Subordinated Notes of DMC(2)...............    147            96
  12 1/2% Senior Discount Notes of Del Monte(3).............    133            87
                                                              -----         -----
     Total debt.............................................    904           736
                                                              -----         -----
Redeemable Preferred Stock(4)...............................     33            --
Stockholders' equity:
  Common stock, $.01 par value; 500,000,000 shares
     authorized and 35,496,944 shares issued and
     outstanding, actual; and             shares authorized
     and             shares issued and outstanding, as
     adjusted(5)............................................     --            --
  Paid-in capital...........................................    172           403
  Retained deficit(6).......................................   (533)         (564)
                                                              -----         -----
     Total stockholders' deficit............................   (361)         (161)
                                                              -----         -----
          Total capitalization..............................  $ 576         $ 575
                                                              =====         =====


---------------


(1) The total capacity under the Revolving Credit Facility as of September 30, 1998 was $350 million. See "Description of Certain Indebtedness." The amount, as adjusted, reflects $4 million of repayment of the Revolving Credit Facility.



(2) Excludes $3 million of accrued interest payable. As adjusted reflects $1 million write-off of unamortized discount relating to the DMC Notes repaid.



(3) Excludes $2 million of accelerated amortization of original issue discount relating to the Del Monte Notes repaid.



(4) Net of unamortized discount of $2 million and excludes accreted dividends aggregating approximately $8 million as of September 30, 1998.



(5) Excludes             shares reserved for issuance pursuant to the Company's
    management share option plans. See "Management" and "Description of Capital Stock."



(6) As adjusted reflects a $6 million write-off of a pro rata share of deferred financing costs associated with the repayment of the Company's indebtedness, as well as $14 million of repayment and redemption premiums, $8 million in dividends paid and $2 million write-off of unamortized discount relating to the preferred shares redeemed and $1 million write-off of unamortized discount relating to the DMC Notes repaid.

                                    DILUTION


     The deficit in net tangible book value of the Company at September 30, 1998 was approximately $405 million or $11.41 per share of common stock. Without taking into account any changes in the deficit in net tangible book value attributable to operations after September 30, 1998, after giving effect to the sale of the shares of common stock in this offering at an assumed initial public
offering price of $     per share and the application of the estimated net
proceeds as described under "Use of Proceeds," the pro forma deficit in net tangible book value of the Company as adjusted at September 30, 1998 would have
been $     million, or $     per share of common stock (assuming no exercise of
the underwriters' overallotment option). This represents an immediate reduction
in the deficit in net tangible book value of $     per share of common stock to
the existing stockholders, including TPG, and an immediate dilution of $     per
share to new investors in this offering. The following table illustrates such per share dilution:



Assumed initial public offering price per share.............             $
Deficit in net tangible book value per share of common stock
  before the offering(1)....................................    11.41
Reduction in deficit in net tangible book value per share of common stock attributable to new investors(2).............
                                                              -------
Pro forma deficit in net tangible book value per share of
  common stock after this offering..........................
                                                                         ------
Dilution per share to new investors(3)......................             $
                                                                         ======


---------------


(1) Deficit in net tangible book value per share is determined by dividing the Company's net deficit in tangible book value (total tangible assets less total liabilities) of approximately $405 million at September 30, 1998 by the aggregate number of shares of common stock outstanding at September 30, 1998.


(2) After deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.


(3) Dilution is determined by subtracting pro forma deficit in net tangible book value per share of common stock after the offering from the assumed initial public offering price paid by a new investor for a share of common stock.

                       UNAUDITED PRO FORMA FINANCIAL DATA


     On December 19, 1997, the Company acquired Contadina for $177 million, plus an estimated working capital adjustment of approximately $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital, which resulted in a payment to the Company of $2 million. This in turn reduced the purchase price to a total of $195 million. The Company prepared the following Unaudited Pro Forma Statement of Operations as if the Contadina Acquisition and related financings had occurred as of July 1, 1997. The Unaudited Pro Forma Statement of Operations does not purport to represent what the Company's results of operations actually would have been if the Contadina Acquisition had occurred on the date indicated or what those results will be for any future periods.



     The unaudited pro forma financial data are based on the historical financial statements of the Company and the assumptions and adjustments described in the accompanying notes. The Company believes that such assumptions are reasonable. The unaudited pro forma financial data should be read in conjunction with the consolidated financial statements of the Company.



     Nestle did not operate Contadina as a separate business unit and, as such, it did not have regularly prepared financial statements. The Company has obtained and prepared financial information of Contadina for the period ended December 18, 1997. The Unaudited Pro Forma Statement of Operations for the year ended June 30, 1998 includes the historical revenues and expenses of Contadina from July 1, 1997 through December 18, 1997 (the results of operations of Contadina since the date of acquisition have been included in the historical Company revenues and expenses for the year ended June 30, 1998). This historical financial information includes allocations by Nestle for certain operating costs including, without limitation, costs of utilizing outside storage facilities; all selling costs including, without limitation, direct sales force and brokerage expenses; costs for utilizing centralized distribution and storage facilities; costs associated with marketing services; and general and administrative costs associated with support services such as finance, legal, human resources and information systems. The Company believes that it will experience operating costs of a similar nature to those charged by Nestle in its cost allocations but at a significantly reduced level; however, no assurances can be given in this regard. See "Risk Factors -- Our Acquisition of Contadina Presents Certain Risks."

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                            YEAR ENDED JUNE 30, 1998



                                                 HISTORICAL
                                       ------------------------------     PRO FORMA
                                        DEL MONTE      CONTADINA(a)      ADJUSTMENTS     PRO FORMA
                                       -----------    ---------------    -----------    -----------
                                                     (IN MILLIONS, EXCEPT SHARE DATA)
Net sales............................  $     1,313         $ 92             $ --        $     1,405
Cost of products sold (excluding
  inventory write-up)................          895           91              (19)(b)            967
Inventory step-up (c)................            3           --                3                  6
Selling, administrative and general
  expense............................          316           13               12(d)             341
Special changes related to plant
  consolidation......................           10           --               --                 10
Acquisition expenses.................            7           --               --                  7
                                       -----------         ----             ----        -----------
OPERATING INCOME (LOSS)..............           82          (12)               4                 74
Interest expense.....................           77            3                6(e)              86
Other income.........................           (1)          --               --                 (1)
                                       -----------         ----             ----        -----------
INCOME (LOSS) BEFORE INCOME TAXES....            6          (15)              (2)               (11)
Provision for income taxes...........            1           --               --                  1
                                       -----------         ----             ----        -----------
INCOME (LOSS)........................            5         $(15)            $ (2)               (12)
                                                           ====             ====
Preferred stock dividends............            5                                                5
                                       -----------                                      -----------
Income (loss) before extraordinary
  item attributable to common
  shares(f)..........................  $        --                                      $       (17)
                                       ===========                                      ===========
Income (loss) before extraordinary
  item per common share..............  $      0.01                                      $     (0.50)
Weighted average number of shares
  outstanding (g)....................   31,619,642                                       34,812,008
OTHER DATA:
Depreciation and amortization (h)....  $        29                                      $        31
Capital expenditures.................           32                                               37


                            See accompanying notes.

              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS



     The Unaudited Pro Forma Statement of Operations reflect the adjustments for the Contadina Acquisition and related financings as if such events had occurred as of July 1, 1997.



     On December 19, 1997, the Company acquired the Contadina canned tomato business, including the Contadina trademark worldwide, capital assets and inventory, from Nestle and Contadina Services, Inc. for a total purchase price of $197 million, comprised of a base price of $177 million and an estimated net working capital adjustment of $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital, which resulted in a payment to the Company of $2 million. This in turn reduced the purchase price to a total of $195 million. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5 million, consisting primarily of liabilities in respect of reusable packaging materials, employee benefits and product claims. In connection with the Contadina Acquisition, the Company incurred approximately $7 million of acquisition-related expenses.



     The Company accounted for the Contadina Acquisition using the purchase method of accounting. The Company allocated the purchase price to the assets acquired and liabilities assumed using estimated fair values that include values based on independent appraisals and management estimates. Allocation of the $195 million purchase price is as follows: inventory $93 million, prepaid expenses $5 million, property, plant and equipment $85 million, intangibles $16 million and accrued liabilities $4 million.



(a) Represents the historical revenue and expenses of Contadina from July 1, 1997 through December 18, 1997.



(b) Adjustment to cost of products sold reflects the following:



                                                               YEAR ENDED
                                                                JUNE 30,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Reclassification of Contadina trade promotion costs.........      $(13)
Reduction in depreciation expense arising from fair value
  adjustment for property, plant and equipment acquired.....        (3)
Elimination of royalties to Nestle S.A. for trademark
  license...................................................        (3)
                                                                  ----
                                                                  $(19)
                                                                  ====



     Trade promotion costs for Contadina were reclassified from cost of products sold to selling, administrative and general expense to conform with Del Monte's classification of such costs.



     The expense represented by Contadina's historical charge to cost of products sold for royalties due to Nestle S.A. has been replaced by amortization of trademark recorded as selling, administrative and general expense which treatment is more representative of the continuing costs associated with the use of the Contadina trademark.



(c) Represents the cost of products sold related to the sales of the inventory acquired from Contadina which the Company wrote up to estimated fair value as part of the preliminary purchase price allocation relating to the Contadina Acquisition.



(d) Adjustment to selling, administrative and general expense reflects the following:



                                                               YEAR ENDED
                                                                JUNE 30,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Reclassification of Contadina trade promotion costs.........      $ 13
Elimination of amortization of Nestle goodwill..............        (1)
                                                                  ----
                                                                  $ 12
                                                                  ====

(e) Represents adjustment necessary to reflect pro forma interest expense and amortization of deferred financing expense as shown below based upon pro forma debt levels and applicable interest rates. The table below presents pro forma interest expense, including the respective interest rates and related fees and pro forma amortization of deferred financing costs.



                                                                          YEAR ENDED
                                                                         JUNE 30, 1998
                                                              -----------------------------------
                                                              INTEREST    PRINCIPAL     INTEREST
                                                               RATE(1)    BALANCE(2)   EXPENSE(3)
                                                              ---------   ----------   ----------
                                                               (IN MILLIONS, EXCEPT PERCENTAGES)
Revolving Credit Facility...................................     7.74%      $  128        $10
Tranche A of Term Loan Facility.............................     8.08          200         16
Tranche B of Term Loan Facility.............................     8.63          229         21
DMC Notes...................................................    12.25          150         18
Del Monte Notes.............................................    12.50          129         17
                                                                                          ---
  Pro forma interest expense................................                               82
Pro forma amortization of deferred financing costs..........                                4
                                                                                          ---
  Total pro forma interest expense..........................                              $86
                                                                                          ===


    -------------------

    (1) Average of month-end interest rates.

    (2) Average of month-end principal balances.

    (3) Represents product of average month-end interest rate and average month-end principal balance for the applicable period.


(f) Loss before extraordinary items attributable to common shares for the year ended June 30, 1998, reflect the deduction for the cash and in-kind dividends for the period on redeemable preferred stock.



(g) The weighted average number of shares outstanding reflects the 191.542-for-one stock split of the shares of common stock, which Del Monte declared on July 22, 1998.



(h) Historical depreciation and amortization exclude amortization of $3 million of deferred debt issue costs. Pro forma depreciation and amortization excludes amortization of $3 million of pro forma deferred debt issue costs. Historical and proforma depreciation and amortization exclude $3 million of accelerated depreciation which is recorded as "Special charges related to plant consolidation."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth historical consolidated financial information of the Company. The statement of operations data for each of the fiscal years in the three-year period ended June 30, 1996 and the balance sheet data as of June 30, 1994, 1995 and 1996 have been derived from consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended June 30, 1997 and 1998, and the balance sheet data as of June 30, 1997 and 1998, have been derived from consolidated financial statements of the Company audited by KPMG Peat Marwick LLP, independent auditors. The selected consolidated financial data as of September 30, 1997 and 1998 and the three months then ended was derived from the unaudited interim financial statements of the Company. The financial data as of September 30, 1997 and 1998 and the three months then ended, in the opinion of management, reflect all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data and which have been prepared in accordance with the same accounting principles followed in the presentation of the Company's audited financial statements for the fiscal year ended June 30, 1998. Operating results for the three months ended September 30, 1998 are not necessarily indicative of results to be expected for the full fiscal year. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and other financial information included elsewhere in this prospectus.



                                                                                                              THREE MONTHS
                                                                                                                  ENDED
                                                                                                              SEPTEMBER 30,
                                                                                                         -----------------------
                                                          FISCAL YEAR ENDED JUNE 30,                             ACTUAL
                                        --------------------------------------------------------------   -----------------------
                                           1994         1995         1996         1997         1998         1997         1998
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (RESTATED)   (RESTATED)                (RESTATED)
                                                                    (IN MILLIONS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................  $    1,500   $    1,527   $    1,305   $    1,217   $    1,313   $      251   $      318
Cost of products sold.................       1,208        1,183          984          819          898          172          218
Selling, administrative and general
  expense(a)..........................         225          264          239          327          316           62           80
Special charges related to plant
  consolidation(b)....................          --           --           --           --           10           --            7
Acquisition expenses..................          --           --           --           --            7           --            1
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)...............          67           80           82           71           82           17           12
Interest expense......................          61           76           67           52           77           17           21
(Gain) loss on sale of divested
  assets(c)...........................         (13)          --         (123)           5           --           --           --
Other (income) expense(d).............           8          (11)           3           30           (1)          --            2
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes,
  minority interest, extraordinary
  item and cumulative effect of
  accounting change...................          11           15          135          (16)           6           --          (11)
Provision for income taxes............           3            2           11           --            1           --           --
Minority interest in earnings of
  subsidiary..........................           5            1            3           --           --           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) before extraordinary
  item and cumulative effect of
  accounting change...................           3           12          121          (16)           5           --          (11)
Extraordinary loss(e).................          --            7           10           42           --           --           --
Cumulative effect of accounting
  change(f)...........................          --           --            7           --           --           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss).....................           3            5          104          (58)           5           --          (11)
Preferred stock dividends.............          61           71           82           70            5            2            1
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) attributable to
  common shares(g)....................  $      (58)  $      (66)  $       22   $     (128)  $       --   $       (2)  $      (12)
                                        ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss) per common share....  $    (0.75)  $    (0.85)  $     0.29   $    (2.07)  $     0.01   $    (0.06)  $    (0.34)
Weighted average number of shares
  outstanding(h)......................  77,915,263   76,671,294   75,047,353   61,703,436   31,619,642   26,815,880   35,495,683

                                                                                                               THREE MONTHS
                                                                                                                   ENDED
                                                            FISCAL YEAR ENDED JUNE 30,                         SEPTEMBER 30,
                                            -----------------------------------------------------------   -----------------------
                                              1994        1995         1996         1997        1998         1997         1998
                                            ---------   ---------   ----------   ----------   ---------   ----------   ----------
                                                                    (RESTATED)   (RESTATED)               (RESTATED)
                                                                                (IN MILLIONS)
OTHER DATA:
Adjusted EBITDA:(i)
  EBIT....................................  $      72   $      91   $     202    $      36    $      83    $     17    $       10
  Depreciation and amortization(j)........         35          35          26           24           29           6             8
  EBITDA of Divested Operations...........        (39)        (35)        (22)          --           --          --            --
  Asset write-down/impairment(k)..........          1          --          --            7           --          --            --
  (Gain) loss on sale of Divested
    Operations(c).........................        (13)         --        (123)           5           --          --            --
  Terminated transactions(l)..............          1         (22)         --           --           --          --            --
  Benefit costs(m)........................          6           7          --           --            3          --            --
  Headcount reduction and relocation(n)...         --          --           9           --           --          --            --
  Recapitalization expenses(a)(d).........         --          --          --           47           --          --            --
  Special charges related to plant
    consolidation (b).....................         --          --          --           --           10          --             7
  Expenses of acquisitions(o).............         --          --          --           --            7          --             1
  Inventory write-up(p)...................         --          --          --           --            3          --             2
  IPO costs(q)............................         --          --          --           --           --          --             2
                                            ---------   ---------   ---------    ---------    ---------    --------    ----------
    Adjusted EBITDA.......................  $      63   $      76   $      92    $     119    $     135    $     23    $       30
                                            =========   =========   =========    =========    =========    ========    ==========
Adjusted EBITDA margin(i).................        5.7%        6.9%        8.6%        10.2%       10.3%         9.2%          9.4%
Cash flows provided by operating
  activities..............................  $      28   $      63   $      60    $      25    $      97    $   (153)   $     (153)
Cash flows provided by (used in) investing
  activities..............................         55         (21)        170           37         (222)         (2)          (37)
Cash flows provided by (used in) financing
  activities..............................        (83)        (44)       (224)         (63)         127         155           194
Capital expenditures......................         36          24          16           20           32           2             5
SELECTED RATIOS:
Ratio of earnings to fixed charges(r).....        1.2x        1.2x        2.8x          --         1.1x         1.0x           --
Deficiency of earnings to cover fixed
  charges(r)..............................         --          --          --    $      16           --          --    $       11



                                                                     JUNE 30,                             SEPTEMBER 30,
                                                --------------------------------------------------   -----------------------
                                                 1994     1995       1996         1997       1998       1997         1998
                                                ------   ------   ----------   ----------   ------   ----------   ----------
                                                                  (RESTATED)   (RESTATED)            (RESTATED)
                                                                               (IN MILLIONS)
BALANCE SHEET DATA:
Working capital...............................  $   88   $   99   $      209     $  118     $  210     $ 117        $  171
Total assets..................................     936      960          736        667        845       956         1,201
Total debt, including current maturities......     569      576          373        610        709       765           904
Redeemable preferred stock....................     215      215          213         32         33        32            33
Stockholders' deficit.........................    (384)    (393)        (288)      (398)      (350)     (398)         (361)


Note: Financial data under the columns marked "restated" reflect the information from the Company's restated financial statements.
---------------

(a) In connection with the Company's recapitalization on April 18, 1997, the Company incurred expenses of approximately $25 million primarily for management incentive payments and, in part, for severance payments.



(b) In fiscal 1998, the Company recorded charges of $7 million related to severance and benefit costs for employees to be terminated in connection with a plant consolidation. The Company also recorded $3 million in fiscal 1998 and $4 million in the three months ended September 30, 1998 representing accelerated depreciation resulting from adjusting remaining useful lives of assets to match the period of use prior to plant closures. In addition, in the three-month period ended September 30, 1998, the Company charged $3 million to earnings representing the write-down to fair value of certain assets held for sale.



(c) The Company sold its can manufacturing operations in the fiscal quarter ended December 31, 1993 and recognized a $13 million gain. In November 1995, the Company sold its pudding business for $89 million, net of $4 million of transaction fees. The sale resulted in a gain of $71 million. In March

     1996, the Company sold its 50.1% ownership interest in Del Monte Philippines for $100 million, net of $2 million of transaction fees. The sale resulted in a gain of $52 million. In the fiscal quarter ended December 1996, the Company sold Del Monte Latin America. The combined sales price of $50 million, reduced by $2 million of transaction expenses, resulted in a loss of $5 million.



(d) In fiscal 1995, other income includes the Company's receipt of proceeds of a $30 million letter of credit, reduced by $4 million of transaction expenses, as a result of the termination of a merger agreement with Grupo Empacador de Mexico, S.A. de C.V. In fiscal 1997, the Company incurred $22 million of expenses in conjunction with its recapitalization, primarily for legal, investment advisory and management fees.



(e) In June 1995, the Company refinanced its then-outstanding revolving credit facility, term loan and senior secured floating rate notes. In conjunction with this debt retirement, the Company wrote off capitalized debt issue costs of $7 million and accounted for that write-off as an extraordinary loss. In December 1995 and April 1996, the Company prepaid part of its term loan and senior secured notes. In conjunction with the early debt retirement, the Company recorded an extraordinary loss of $10 million for the early retirement of debt. The extraordinary loss consisted of a $5 million prepayment premium and a $5 million write-off of capitalized debt issue costs related to the early retirement of debt. In fiscal 1997, the Company charged to net income $42 million of expenses related to the early retirement of debt and to the Company's recapitalization. In September 1996, the Company repurchased outstanding debt, in conjunction with which it wrote off and accounted for as an extraordinary loss capitalized debt issue costs of $4 million, net of a discount on such debt. In conjunction with the refinancing of debt that occurred at the time of the recapitalization, the Company recorded a $38 million extraordinary loss related to the early retirement of debt. The $38 million extraordinary loss consisted of previously capitalized debt issue costs of approximately $19 million and a premium payment and a term loan make-whole payment aggregating $19 million.



(f) Effective July 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The cumulative effect of adopting this statement resulted in a charge to fiscal 1996 net earnings of $7 million.



(g) Net income (loss) attributable to the shares of common stock is computed as net income (loss) reduced by the cash and in-kind dividends for the period on redeemable preferred stock.



(h) For each period, the weighted average number of shares outstanding reflects the 191.542-for-one stock split, which Del Monte declared on July 22, 1998.



(i) Adjusted EBITDA represents EBITDA (income (loss) before provision for income taxes, minority interest, extraordinary item, cumulative effect of accounting change and depreciation and amortization expense, plus interest expense) before special charges and other one-time and non-cash charges, less gains (losses) on sales of assets and the results of the Divested Operations. You should not consider adjusted EBITDA in isolation from, and it is not presented as an alternative measure of, operating income or cash flow from operations (as determined in accordance with GAAP). Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies. Since the Company has undergone significant structural changes during the periods presented, management believes that this measure provides a meaningful measure of operating cash flow (without the effects of working capital changes) for the core and continuing business of the Company by normalizing the effects of operations that have been divested and one-time charges or credits. Adjusted EBITDA margin is calculated as Adjusted EBITDA as a percentage of net sales (excluding net sales of Divested Operations of $399 million, $417 million, $233 million and $48 million for the years ended June 30, 1994, 1995, 1996 and 1997).



(j) Depreciation and amortization exclude amortization of $5 million, $5 million, $5 million, $5 million and $3 million of deferred debt issuance costs for fiscal 1994, 1995, 1996, 1997 and 1998. Depreciation and amortization exclude amortization of $1 million of deferred debt issuance costs in both of the three-month periods ended September 30, 1997 and 1998.



(k) In fiscal 1994 and fiscal 1997, non-cash charges include $1 million related to write-offs of labels due to new labeling laws and $7 million related to the recognition of an other than temporary impairment of a long-term equity investment.

(l) In fiscal 1994, one-time charges of $1 million relate to a terminated transaction. In fiscal 1995, one-time charges and credits include $26 million received in connection with a terminated transaction and $4 million paid by the Company to terminate its alliance with Pacific Coast Producers.



(m) In fiscal 1994 and 1995, one-time and non-cash charges include $6 million of benefit plan charges and $7 million related to the termination of a management equity plan, respectively. In fiscal 1998, one-time and non-cash charges include $3 million of stock compensation and related benefit expense.



(n) In fiscal 1996, other one-time charges include $3 million for relocation costs and $6 million of costs associated with a significant headcount reduction.



(o) In fiscal 1998, one-time charges include of $7 million of acquisition-related expenses incurred in connection with the Contadina Acquisition. In the three months ended September 30, 1998, one-time charges include $1 million of acquisition-related expenses incurred in connection with the South America Acquisition.



(p) In fiscal 1998, one-time charges include $3 million of inventory write-up due to the purchase price allocation related to the Contadina Acquisition. In the three months ended September 30, 1998, one-time charges include $2 million of inventory write-up due to the Contadina Acquisition.



(q) In the three months ended September 30, 1998, one-time charges include $2 million representing expenses of the Company's public equity offering, which was cancelled.



(r) For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, earnings are defined as income (loss) before extraordinary item, cumulative effect of accounting change and provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the interest component of rent expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company during the three-month periods ended September 30, 1997 and 1998, and the three-year period ended June 30, 1998. This discussion should be read in conjunction with the unaudited consolidated financial statements for the three-month period ended September 30, 1998 and the audited consolidated financial statements of the Company for the three-year period ended June 30, 1998, appearing elsewhere in this prospectus.


GENERAL

     The Company reports its financial results on a July 1 to June 30 fiscal year basis to coincide with its inventory production cycle, which is highly seasonal. Raw product is harvested and packed primarily in the months of June through October, during which time inventories rise to their highest levels. At the same time, consumption of canned products drops, reflecting, in part, the availability of fresh alternatives. This situation affects operating results as sales volumes, revenues and profitability decline during this period. Results over the remainder of the fiscal year are affected by many factors including industry supply and the Company's share of that supply. See "-- Seasonality."


     Consistent with the Company's strategy to generate growth through acquisitions, the Company consummated the Contadina Acquisition in December 1997. The Contadina Acquisition contributes another established brand and positions the Company as the branded market leader in the high margin, canned solid tomato category. The Contadina Acquisition also establishes a strong presence for the Company in the branded paste-based tomato products category, which includes tomato paste, tomato sauce and pizza sauce. The Company believes that Contadina's strong brand recognition, particularly in paste-based tomato products, complements the Company's brand leadership in canned solid tomato products and will enhance the Company's market share and household penetration. The Company also reacquired the rights to the Del Monte brand in South America in August 1998 ("South America Acquisition"). This acquisition has opened a new geographic market for the Company. See "Prospectus Summary -- Summary Historical Financial Data of Contadina" and "Unaudited Pro Forma Financial Data."



     In addition to diversifying further the Company's revenue base, the Contadina Acquisition has expanded the Company's processing scale, which has resulted in production cost efficiencies. Moreover, among the facilities acquired by the Company is a state-of-the-art manufacturing facility at Hanford, California. In the third quarter of fiscal 1998, the Company committed to a plan to consolidate processing operations over a three-year period. As part of these efforts, the Company began transferring tomato production at its Modesto, California facility to Hanford following the summer 1998 pack. The Company is converting its Modesto facility to a fruit processing facility that will assume the production currently conducted at the Company's San Jose and Stockton facilities in California. The Company expects to close its San Jose facility after the production season in 1999 and its Stockton facility after the production season in 2000. The Company anticipates that these properties will be sold in the year following closure. In connection with these actions, the Company recorded charges of $7 million in the third quarter of fiscal 1998, principally relating to severance. The Company anticipates that it will incur material additional charges as a result of these plant closures, including the effects of adjusting the assets' remaining useful lives to accelerate the depreciation thereof (a $3 million accelerated depreciation charge was taken in the fourth quarter of fiscal 1998 and a $4 million accelerated depreciation charge was taken in the first quarter of fiscal 1999), the costs to remove and dispose of those assets and ongoing fixed costs to be incurred during the Modesto plant reconfiguration and until the sale of the San Jose and Stockton properties. See Note P to the consolidated financial statements for the year ended June 30, 1998. In addition, in August 1998, management announced its intention to close the Company's vegetable processing plant located in Arlington, Wisconsin after the summer 1998 pack. Total costs to be incurred in connection with this closure are approximately $3 million primarily relating to asset write-offs. The Company recorded this expense in the first quarter of fiscal 1999.

     Commencing in 1996, the Company has sought to leverage its brand and price leadership to improve sales and operating margins and, to that end, increased prices for many of its fruit and vegetable products in that year. As a result, the Company experienced an anticipated volume loss and market share decline. In the case of its fruit operations, the Company lost 3.3 percentage points of market share during fiscal 1996. However, the Company's significantly improved margins generally offset the effects of the lower volume, and the Company's market share recovered by year-end 1997 to achieve an increase of 5.0 percentage points of market share during 1997 and an additional increase during 1998 of 1.7 percentage points, a level higher than that experienced prior to the price increases. In the case of its vegetable operations, the Company lost 3.8 percentage points of market share during fiscal 1996, 0.1 of a percentage point of market share during fiscal 1997 and 0.6 of a percentage point during fiscal 1998. The Company coupled these price increases with a new marketing strategy that emphasizes consumption-driven trade promotion programs, as well as consumer-targeted promotions such as advertising and coupons, to encourage retailers to use store advertisements, displays and consumer-targeted promotions, rather than periodic price-only promotions. In 1997, in connection with the recapitalization, the Company began implementing a new business strategy designed to improve sales and operating margins by: (i) increasing market share and household penetration of high margin value-added products; (ii) introducing new products and packaging; (iii) increasing penetration of high growth distribution channels, such as supercenters and warehouse clubs; (iv) achieving cost savings through operating efficiencies, plant consolidations and investments in new and upgraded equipment; and (v) completing strategic acquisitions.



     In fiscal 1995, Del Monte terminated an exclusive supply agreement with Pacific Coast Producers, an unaffiliated grower co-operative ("PCP"), to purchase substantially all of PCP's tomato and fruit production. Since terminating its agreement with PCP, the Company on occasion buys from and sells to PCP a limited amount of product on a spot basis. During fiscal 1996 and the first half of fiscal 1997, the Company sold its pudding business, its 50.1% interest in Del Monte Philippines and all of its interest in Del Monte Latin America. At the end of fiscal 1997, a distribution agreement expired under which Del Monte sold certain products for Premier Valley Foods, Inc. (formerly Yorkshire Dried Fruits and Nuts, Inc.) at cost. These events are collectively referred to as the "Divested Operations."


     The following table sets forth the net proceeds received by the Company in connection with the sale of the Divested Operations and, for the periods indicated, the net sales generated by the Divested Operations prior to disposition by the Company:


                                                            NET PROCEEDS      NET SALES FROM DIVESTED
                                          FISCAL YEAR     FROM DISPOSITION/     OPERATIONS PRIOR TO
          DIVESTED OPERATION             ENDED JUNE 30,      TERMINATION      DISPOSITION/TERMINATION
          ------------------             --------------   -----------------   -----------------------
                                                                         (IN MILLIONS)
Del Monte pudding business.............       1996              $  89(a)               $  15(a)
Del Monte Philippines .................       1996                100(b)                 102(b)
Del Monte Latin America................       1997                 48(c)                  17(c)
                                              1996                 --                     55
PCP....................................       1996                 --                     26(d)
Premier Valley Foods...................       1997                 --(e)                  31(e)
                                              1996                 --                     35


---------------

(a) The Company divested its pudding business in November 1995.
(b) In connection with the sale, which was consummated in March 1996, the Company entered into an eight-year supply agreement with the acquiror.
(c) The Company divested its Latin American operations in the second quarter of fiscal 1997.

(d) The Company entered into a consent decree with the U.S. Federal Trade Commission pursuant to which the Company agreed to terminate its supply agreement with PCP. The Company terminated that supply agreement in June 1995. The Company sold the remaining inventory during fiscal 1996.


(e) The Company's distribution agreement with Premier Valley Foods expired in June 1997.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of operations, expressed as percentages of the Company's net sales for such periods:


                                                FISCAL YEAR                    THREE MONTHS
                                               ENDED JUNE 30,              ENDED SEPTEMBER 30,
                                     ----------------------------------    --------------------
                                        1996          1997        1998        1997        1998
                                     ----------    ----------    ------    ----------    ------
                                     (RESTATED)    (RESTATED)              (RESTATED)
Net sales........................         100%          100%        100%        100%        100%
Cost of products sold............          76            67          69          68          69
Selling, administrative and
  general expense and other
  expense........................          18            27          24          25          25
Special charges related to plant
  consolidation..................          --            --           1          --           2
                                        -----         -----         ---       -----         ---
Operating income.................           6%            6%          6%          7%          4%
                                        =====         =====         ===       ====          ===
Interest expense.................           5%            4%          6%          7%          7%
                                        =====         =====         ===       ====          ===


     The following tables set forth, for the periods indicated, the Company's net sales by product category, expressed in dollar amounts and as percentages of the Company's total net sales for such periods:


                                                                          THREE MONTHS
                                                  FISCAL YEAR                ENDED
                                                 ENDED JUNE 30,          SEPTEMBER 30,
                                           --------------------------    --------------
                                            1996      1997      1998     1997     1998
                                           ------    ------    ------    -----    -----
                                                 (IN MILLIONS)
NET SALES:
Canned vegetables(a)...................    $  402    $  437    $  466    $ 89     $104
Canned fruit(a)........................       367       431       456      96      111
Tomato products(a).....................       217       229       313      50       85
Canned pineapple(a)....................        72        65        70      14       16
Other(b)...............................        89        41         8       2        2
                                           ------    ------    ------    ----     ----
          Subtotal domestic............     1,147     1,203     1,313     251      318
Latin America..........................        55        17        --      --       --
Philippines............................       142        --        --      --       --
Intercompany sales.....................       (39)       (3)       --      --       --
                                           ------    ------    ------    ----     ----
          Total net sales..............    $1,305    $1,217    $1,313    $251     $318
                                           ======    ======    ======    ====     ====



                                                                          THREE MONTHS
                                                  FISCAL YEAR                ENDED
                                                 ENDED JUNE 30,          SEPTEMBER 30,
                                           --------------------------    --------------
                                            1996      1997      1998     1997     1998
                                           ------    ------    ------    -----    -----
AS A PERCENTAGE OF NET SALES:
Canned vegetables(a)...................        31%       36%       35%     35%      33%
Canned fruit(a)........................        28        35        35      38       35
Tomato products(a).....................        16        19        24      20       27
Canned pineapple(a)....................         6         5         5       6        5
Other(b)...............................         7         4         1       1       --
                                              ---       ---       ---    ----     ----
          Subtotal domestic............        88        99       100     100      100
Latin America..........................         4         1        --      --       --
Philippines............................        11        --        --      --       --
Intercompany sales.....................        (3)       --        --      --       --
                                              ---       ---       ---    ----     ----
          Total........................       100%      100%      100%    100%     100%
                                              ===       ===       ===     ===      ===

---------------
(a) Includes sales of the entire product line across each channel of distribution, including sales to grocery chains, warehouse clubs, supercenters, mass merchandisers and other grocery retailers, as well as the Company's foodservice, food ingredients, export and vegetable private label businesses and military sales.

(b) Includes dried fruit, gel and pudding cups and certain other retail products, as well as the Company's private label fruit and tomato businesses, which were discontinued in fiscal 1995 with the termination of the alliance with PCP.

SEASONALITY


     The Company's quarterly operating results have varied in the past and are likely to vary in the future based upon a number of factors. The Company's historical net sales have exhibited seasonality, with the second and third fiscal quarters having the highest net sales. These two quarters reflect increased sales of the Company's products during the holiday period in the United States extending from late November through December, as well as sales associated with the Easter holiday. Lower levels of promotional activity, the availability of fresh produce and other factors have historically affected net sales in the first fiscal quarter. Quarterly gross profit primarily reflects fluctuations in sales volumes and is also affected by the overall product mix. The Company's fruit operations have a greater percentage of annual sales and cost of sales in the first fiscal quarter, as compared to its vegetable and tomato operations, due principally to increased sales of fruit cups during the "back to school" period. The Company's vegetable and fruit operations have a greater percentage of annual sales and cost of sales in the second and third fiscal quarters, principally due to the year-end holiday season in the United States, and sales of ketchup and related cost of sales typically increase in the fourth fiscal quarter. Selling, advertising, general and administrative expenses tend to be greater in the first half of the fiscal year, reflecting promotional expenses relating to the "back to school" period and the year-end holiday season, while Easter is the only major holiday in the second half of the fiscal year.



     The summer 1995 pack was below average for both vegetables and fruit due to flooding in the Midwest and heavy rains in California during the winter and spring of 1995. As a result, inventory levels during fiscal 1996 were lower than in previous years, leaving industry supply for vegetables and fruit in a balanced-to-tight position. The summer 1996 pack was slightly below average for fruit, while tomato production was slightly higher than expected. Vegetable production during the summer of 1996 was above average. This, coupled with an industry decrease in sales, resulted in higher than expected carry-in inventories (inventories on hand at the start of a packing season) of vegetables. In response, planned vegetable plantings were decreased for summer 1997, which resulted in higher vegetable costs. In addition, cooler weather than normal resulted in late plantings for some vegetables causing lower recoveries, while smaller fruit size lowered raw product fruit recoveries. The high levels of carry-in inventories at the beginning of fiscal 1998, together with the 1997 pack inventory, resulted in adequate product available for sale. The 1998 harvest was in a balanced position overall.


     The weather conditions which existed during the summer of 1995 resulted in reduced acreage yields and production recoveries of fruits and vegetables which negatively impacted the Company's production costs in fiscal 1996. During fiscal 1996, the Company's management developed a strategy to increase prices. These price increases resulted in volume and market share decreases for the Company during fiscal 1996 as competitors sold greater volume because their prices remained below the Company's. Despite the reduced market share, the Company's profitability was significantly higher in the fourth quarter of fiscal 1996 as a result of higher net selling prices. These price increases were applied to all product lines in fiscal 1997. Although the Company's aggregate volumes decreased in fiscal 1997 as compared to fiscal 1996, the Company regained and exceeded prior year fruit market share while vegetable market share was maintained and profitability growth continued due to these higher net selling prices. Profitability growth and market share may be unfavorably affected in the future due to the market dynamics of available supply and competitors' pricing.


     In the winter and spring of 1997-98, certain areas in California, one of the Company's principal growing regions for tomatoes and fruit, experienced substantial rainfall as a result of the "El Nino" phenomenon. The 1998 California fruit and tomato harvests and raw product recoveries were somewhat reduced due to the El Nino phenomenon. Although these weather-related conditions may result in slightly higher cost of products sold in fiscal 1999, the Company believes that the overall effects of the El Nino phenomenon will not be material to its financial condition and results of operations.



THREE MONTHS ENDED SEPTEMBER 30, 1998 VS. THREE MONTHS ENDED SEPTEMBER 30, 1997



  South America Acquisition



     On July 10, 1998, the Company entered into an agreement with Nabisco, Inc. ("Nabisco") to reacquire rights to the Del Monte brand in South America and to purchase Nabisco's canned fruit and vegetable business in Venezuela, including a food processing plant in Venezuela. The transaction closed on August 28, 1998 for a cash purchase price of $32 million. In connection with the South America Acquisition, the Company incurred approximately $1 million of expenses. RJR Nabisco had retained ownership of the Del Monte brand in South America and the Venezuela Del Monte business when it sold other Del Monte businesses in 1990. The purchase price is subject to adjustment based on the final calculation of the closing inventory amount. The Company does not expect the adjustment to be material to its financial statements taken as a whole. This transaction was accounted for as a purchase. The purchase price has been allocated preliminarily as $3 million to inventory and $29 million representing intangible assets.



  Net Sales



     Consolidated net sales for the first quarter of fiscal 1999 increased by $67 million as compared to the prior year period, primarily due to higher volumes in the vegetable and fruit businesses and the purchase of Contadina, which accounted for $35 million of the increase. The vegetable and fruit businesses experienced an increase in sales volumes, and corresponding increases in net sales of 17% and 14%, respectively, compared to prior year period. For the 13 weeks ended September 26, 1998 as compared to the comparable prior year period, the Company's vegetable market share, based on case volume, increased from 16.8% to 20.9%. Vegetable product sales increased in the first quarter of fiscal 1999 due to increased promotional effectiveness. Fruit product sales increased in the first quarter of fiscal 1999 as compared to the prior year period, due to the introduction of new products (FruitRageous, Fruit Pleasures and Orchard Select) that began national distribution during the first quarter of fiscal 1999. The Company's market share in the fruit category increased from 40.2% for the 13 weeks ended September 26, 1997, to 42.2% in the current period.



  Cost of Products Sold



     Cost of products sold as a percent of net sales was 68.5% for the first quarter of both fiscal 1998 and 1999. Manufacturing costs decreased in the fiscal 1999 period due to cost savings from capital spending initiatives and increased production levels. Prior year manufacturing costs were adversely impacted by lower yields and recoveries, as well as lower production volume affecting cost absorption. The decrease in manufacturing costs has been offset by amortization of $2 million of inventory write-up attributable to the purchase price allocation related to the Contadina Acquisition.



  Selling, Administrative and General Expenses



     Selling, administrative and general expenses for the first quarter of fiscal 1999 increased by $18 million as compared to the prior year period. This higher spending was due to a combination of promotional costs associated with higher volumes of product sold (including an increase due to the Contadina Acquisition) and costs associated with the introduction of new products.



  Special Charges Related to Plant Consolidation



     Charges of $4 million in the first quarter of fiscal 1999 resulted from accelerated depreciation of buildings and machinery and equipment that the Company will no longer need following the consolidation of the operations of two fruit processing plants and two tomato processing plants. Special charges for that quarter also included $3 million for the write-down to fair value of the assets held for sale related to the closure of the Arlington, Wisconsin plant.

  Interest Expense



     Interest expense increased by $4 million in the first quarter of fiscal 1999 as compared to the prior year period, primarily due to debt incurred to fund the Contadina Acquisition.



  Other Expense



     Other expense for the first quarter of fiscal 1999 represents expenses of the Company's proposed public equity offering. The expenses were charged to earnings during the quarter upon the cancellation of the offering.



  Net Income (Loss)



     Net loss for the first quarter of fiscal 1999 was $11 million as compared to no earnings in the prior year period. Although net sales increased as compared to the prior year period, the net loss in the current quarter resulted from higher interest expense, special charges related to the plant consolidation plan, inventory write-up related to the Contadina Acquisition and costs of the public equity offering, which was cancelled.



FISCAL 1997 VS. FISCAL 1998



  Contadina Acquisition



     On December 19, 1997, the Company completed the Contadina Acquisition for a total purchase price of $197 million, comprised of a base price of $177 million and an estimated net working capital adjustment of $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital which resulted in a payment to the Company of $2 million. This in turn reduced the purchase price to a total of $195 million. The Contadina Acquisition also included the assumption of liabilities of approximately $5 million, primarily consisting of liabilities in respect of reusable packaging materials, employee benefits and product claims. In conjunction with the Contadina Acquisition, approximately $7 million of expenses were incurred. The Company accounted for the Contadina Acquisition using the purchase method of accounting. In conjunction with the purchase price allocation relating to the Contadina Acquisition, the Company wrote up, to estimated fair value, the purchased inventory by approximately $6 million.



  Plant Consolidation



     The Company recorded charges of $7 million in fiscal 1998 in connection with its plan to consolidate processing operations. These costs related to severance and benefit costs for 433 employees to be terminated. Management believes that because of the sequenced activities of its consolidation plan described above, it is not likely that there will be any significant changes to the timetable for its implementation. In addition, due to historically low turnover at the affected plants, the Company can reasonably estimate the number of employees to be terminated and, due to the existence of union contracts, the Company can reasonably estimate any related benefit exposure.



     The Company anticipates that it will incur total charges of approximately $36 million as a result of these plant closures. These expenses include costs of $16 million representing accelerated depreciation resulting from the effects of adjusting the assets' remaining useful lives to match the period of use prior to the plant closure and $7 million in severance costs (as described above). The Company also expects to incur various other costs totaling $13 million, such as costs to remove and dispose of those assets and ongoing fixed costs to be incurred during the Modesto plant reconfiguration and until the sale of the San Jose and Stockton facilities. The Company recorded total charges relating to plant closures in fiscal 1998 of $10 million (including depreciation expense of $3 million recorded in the fourth quarter of fiscal 1998). The Company expects these charges to affect its results over the next four-year period as follows:
$13 million in fiscal 1999 (including depreciation expense of $9 million), $9 million in fiscal 2000 (including depreciation expense of $4 million), $3 million in fiscal 2001 and $1 million in fiscal 2002. This accelerated depreciation is included in "Special charges related to plant consolidation."

  Net Sales



     Consolidated net sales for fiscal 1998 increased by $96 million or 7.9% from fiscal 1997. This increase was attributable to higher sales across all businesses and the Contadina Acquisition offset by the absence of the Divested Operations of dried fruit and Latin America. Net sales were $1,237 million for fiscal 1998 before acquisitions as compared to net sales of $1,169 million for fiscal 1997 absent the Divested Operations. This represented an increase of $68 million or 5.8% for fiscal 1998 versus fiscal 1997 on a comparable basis. Fruit volume and net sales increased for the year ended June 30, 1998 as compared to the year ended June 30, 1997, primarily due to an increase in retail fruit cup sales and sales of flavored fruits, which were introduced in 1997. Due to competitive pricing pressures in the fruit foodservice market, the gains in retail fruit sales were partially offset by volume and sales declines in the foodservice business. Vegetable volume and net sales increased for the year ended June 30, 1998 as compared to the year ended June 30, 1997. Although competitive pricing pressures were experienced in the vegetable market as well, an effective mix of targeted trade and consumer promotions resulted in increased volumes leading to an overall increase in net sales. In fiscal 1998, the Company's market share for Del Monte branded vegetables, based on case volume, was 19.7% versus 20.3% in the previous year, while the Company's market share for Del Monte branded fruit products was 42.3% compared to 40.6% for the previous year.



  Cost of Products Sold



     Costs increased for fiscal 1998 as compared to fiscal 1997 by $79 million (which includes $3 million of inventory write-up resulting from the purchase price allocation related to the Contadina Acquisition). Cost of products sold expressed as a percentage of net sales was 67.3% in fiscal 1997 and 68.4% in fiscal 1998. Cost of products sold for fiscal 1998 before acquisitions was $835 million versus $774 million in fiscal 1997 absent Divested Operations or, expressed as a percentage of net sales, 67.5% for fiscal 1998 compared to 66.2% for fiscal 1997. The increased costs in fiscal 1998 were offset in part by a favorable sales mix of higher margin products. Increased costs for the year ended June 30, 1998 reflect primarily an increase in processing costs caused by a compressed harvesting season for fruit. These conditions resulted in increased use of cold storage until processing capacity became available. Reduced plantings for some vegetables and lower fruit raw product recoveries due to adverse weather conditions also affected costs.



  Selling, Administrative and General Expenses



     Selling, administrative and general expense as a percentage of net sales was 26.9% and 25.1% in fiscal 1997 and 1998, respectively. Selling, administrative and general expense for fiscal 1997 was higher due to management incentive payments and, in part, severance payments related to the Company's recapitalization in 1997 of approximately $25 million.



     Included in general and administrative expenses are research and development costs of $5 million in each of fiscal 1997 and 1998. Research and development spending remained focused on strategic spending to maintain and enhance the existing business and to develop product line extensions.



  Acquisition Expense



     In connection with the Contadina Acquisition, the Company incurred approximately $7 million of expenses.



  Interest Expense



     Interest expense increased 48% in fiscal 1998 as compared to fiscal 1997. This increase was due to the lower outstanding debt balances during the first nine months of fiscal 1997 (before the recapitalization) and additional debt in fiscal 1998 due to the Contadina Acquisition.

  Other (Income) Expense



     Other expense for fiscal 1998 decreased as compared to fiscal 1997 due to the inclusion in 1997 of Recapitalization expenses and the write-down of an investment. Other expense for fiscal 1997 represented $22 million of expenses incurred in connection with the recapitalization (primarily legal, investment advisory and management fees). Other expense in fiscal 1997 also included $7 million relating to the recognition of an other than temporary impairment of a long-term equity investment.



  Provision for Income Taxes



     As of June 30, 1998, the Company had $77 million in net operating loss carryforwards for tax purposes, which will expire between 2008 and 2012.



  Net Income



     Net income for fiscal 1998 increased by $63 million as compared to the prior year. The increase in net income was primarily due to expenses related to the recapitalization and extraordinary losses due to early debt retirement included in the fiscal 1997 net loss. These items were offset in part by the plant consolidation severance accrual and accelerated depreciation cost in fiscal 1998, as well as expenses of the Contadina Acquisition and an increase in interest expense.



FISCAL 1996 VS. FISCAL 1997



  Net Sales



     Consolidated net sales for fiscal 1997 decreased by $88 million or 7% from fiscal 1996. This decrease was attributable to the absence of the Divested Operations. Net sales for the domestic operations, after adjusting for the effect of Divested Operations, increased by $97 million from $1,072 million in fiscal 1996 to $1,169 million in fiscal 1997 due to higher prices across all product lines. The retail vegetable and fruit businesses increased prices in the second half of fiscal 1996. The export and foodservice businesses each increased fruit prices at the beginning of fiscal 1997. Generally balanced industry supplies of fruit and the Company's emphasis on consumer promotions were contributing factors towards realizing the higher prices. Volume increases in the fruit business were more than offset by volume decreases in the vegetable and tomato businesses. The volume decrease in the Company's vegetable business reflects, in part, an overall decline in canned vegetable consumption. In fiscal 1997, the Company's market share for Del Monte branded vegetables, based on case volume, was 20.3% versus 20.4% in the previous year, while the Company's market share for Del Monte branded fruit was 40.6% compared to 35.6% for the prior year.



     Del Monte Philippines' net sales for the first nine months of fiscal 1996, until the Company's sale of its interest in this joint venture, accounted for 8% of consolidated net sales for the year ended June 30, 1996. Del Monte Latin America's net sales for fiscal 1996 (4% of consolidated sales in fiscal 1996) decreased $10 million or 15% even though volumes were at approximately the same level as the prior year. This decrease was primarily due to the significant Mexican peso devaluation.



  Cost of Products Sold



     Cost of products sold decreased by $165 million in fiscal 1997 as compared to fiscal 1996. Cost of products sold (absent Divested Operations in both years) decreased by $15 million from $789 million in fiscal 1996 to $774 million in fiscal 1997. Cost of products sold expressed as a percentage of net sales was 73.7% in fiscal 1996 and 66.2% in fiscal 1997. The decrease in costs as a percent of net sales in fiscal 1997 was primarily due to higher net sales resulting from higher selling prices across all product lines.



  Selling, Administrative and General Expense



     Selling, administrative and general expense as a percentage of net sales (excluding the Divested Operations) was 19.8% and 27.5% in fiscal 1996 and 1997. Selling, administrative and general expense for fiscal 1997 increased significantly due to the Recapitalization and the change in marketing strategy. The

Company incurred expenses primarily for management incentive payments and, in part, for severance payments related to the Recapitalization of approximately $25 million. Marketing spending increased as the Company placed more emphasis on consumer promotion programs versus discounts from retailers' list prices than in the prior year.



     Included in general and administrative expenses are research and development costs of $6 million and $5 million for fiscal 1996 and 1997. Research and development spending in fiscal 1996 and 1997 remained focused on strategic spending to maintain the existing business and to develop product line extensions.



  Interest Expense



     Interest expense decreased 22% in fiscal 1997 as compared to fiscal 1996. This decrease was due to lower outstanding debt balances during the first nine months of fiscal 1997 (before the recapitalization).



  Other (Income) Expense



     Other expense for fiscal 1997 increased due to $22 million of expenses incurred in connection with the recapitalization (primarily legal, investment advisory and management fees). Also included in fiscal 1997 other expense was $7 million relating to the recognition of an other than temporary impairment of a long-term investment.



  Provision for Income Taxes



     There was no tax provision in fiscal 1997 as compared to a provision of $11 million in fiscal 1996. This decrease was primarily due to the expenses of the recapitalization.



  Extraordinary Loss



     In conjunction with the 1996 Exchange Offer (as defined herein), the Company charged capitalized debt issue costs of approximately $4 million, net of a discount on the PIK ("pay-in-kind") Notes, to net income in fiscal 1997 and accounted for these costs as an extraordinary loss. In conjunction with the refinancing of debt that occurred at the time of the Recapitalization, the Company charged previously capitalized debt issue costs of approximately $19 million and a 1996 PIK Note premium and a term loan make-whole aggregating $19 million to fiscal 1997 net income and accounted for these items as an extraordinary loss. The Company used the net proceeds of the sale of its pudding business and proceeds of the sale of Del Monte Philippines for the early retirement of debt. In conjunction with this early debt retirement, in the second and fourth quarters of fiscal 1996, the Company wrote-off $5 million in capitalized debt issue costs and charged to income $5 million primarily related to a prepayment premium. The Company accounted for both of these items as an extraordinary loss.



  Cumulative Effect of Accounting Change



     Effective July 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The cumulative effect of adopting SFAS No. 121 resulted in a charge to fiscal 1996 net earnings of $7 million.



  Net Income



     Net income for fiscal 1997 decreased by $162 million compared to fiscal 1996 net income. The decrease in net income was primarily due to expenses associated with the Recapitalization as of April 18, 1997 and the loss on the sale of Del Monte Latin America of $5 million in fiscal 1997 as compared to a gain of $123 million from the sale of the pudding business and Del Monte Philippines in fiscal 1996.



RECENTLY ISSUED ACCOUNTING STANDARDS



     In March 1998, the AICPA Accounting Standards Executive Committee issued, Statement of Position ("SOP") No. 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use."

This SOP provides guidance with respect to the recognition, measurement and disclosure of costs of computer software developed or obtained for internal use. SOP 98-1 is required to be adopted for fiscal years beginning after December 15, 1998. The Company will adopt this statement in fiscal 2000 and is evaluating the impact of adoption on its financial statements.



     The Company will adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" for its 1999 fiscal year. This statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company is not required to disclose segment information in accordance with SFAS No. 131 until its fiscal 1999 year-end and then for subsequent interim periods in fiscal 2000 with comparative fiscal 1999 interim disclosures. Adoption will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of the disclosures.



     Effective July 1, 1998, the Company adopted SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 must be adopted for fiscal years beginning after December 15, 1997 and amends only the disclosure requirements with respect to pensions and other postretirement benefits. Adoption of this statement will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of the disclosures.



     In fiscal 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 must be adopted for all fiscal quarters and fiscal years beginning after June 15, 1999 and relates to accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The Company is reviewing the effect of adoption of this statement on its financial statements.



YEAR 2000



     In the first quarter of fiscal 1998, the Company contracted with its information services outsourcing provider, Electronic Data Systems Corporation ("EDS"), to assist the Company in implementation of the Company's Year 2000 compliance project. The Company's Year 2000 compliance project was initiated to address the issue of computer hardware and software that are time-sensitive or define dates using two digits rather than four. EDS maintains and operates most of the Company's software applications and also owns and operates a significant portion of the related hardware. The Company's compliance project includes both information technology ("IT") systems and non-IT systems that could be affected by Year 2000 issues.



     The Company's expects to complete its project to evaluate, modify, test and/or implement Year 2000 compliant systems (including customer and supplier assessments) by June 1999. Overall, the project is proceeding as scheduled and was estimated to be 80% complete as of November 30, 1998, with testing ongoing as each system is modified.



     The Company is in the process of obtaining statements from vendors of non-IT equipment describing their products Year 2000 compliance. The Company will perform additional testing activities through the early part of calendar 2000 primarily on non-IT equipment containing embedded chips which may be date sensitive.



     Total cost of the project is not material to the Company's financial position. The Company expects that costs incremental to the base service contract between EDS and the Company to total under $2 million. The Company is funding these costs through operating cash flow. Approximately $1 million of this $2 million estimate had been incurred as of September 30, 1998. The Company is expensing all costs associated with these system changes as the costs are incurred.



     The Company is continuing to conduct inquiries regarding the Year 2000 compliance programs of its key suppliers and customers and will continue to update its understanding of the current status of their Year 2000 programs throughout calendar 1999. No assurance can be given that the Company's suppliers and customers will all be Year 2000 compliant. The failure of the Company's suppliers and customers to address the

Year 2000 issue adequately, or the failure of any material aspect of the Company's Year 2000 compliance project with respect to its own systems, could result in disruption to the Company's operations and have a significant adverse impact on its results of operations, the extent of which the Company cannot yet determine.



     The Company has begun developing contingency plans to address both internal system failures, as well as external supplier and customer failures that may result from Year 2000 issues. The Company will continue to update these contingency plans through calendar 1999 as new information becomes known. These contingency plans will identify alternatives for the Company's business operations it believes may be affected, principally communications with key suppliers and customers and distribution of finished goods to distribution centers and customer locations, so the Company will be able to continue to conduct business in the event of material internal or external Year 2000 system failures. The contingency plans include the development of risk avoidance action items, such as increasing the Company's finished goods and materials inventory position before year 2000 to provide additional supply to carry the Company through any brief period of disruption that may occur due to either internal or external Year 2000 system failures. The Company believes that with completion of the project as scheduled and ongoing monitoring any significant disruptions of core operations should be reduced.


LIQUIDITY AND CAPITAL RESOURCES


     The Company's primary cash requirements are to fund debt service, finance seasonal working capital needs and make capital expenditures. Internally generated funds and amounts available under the Revolving Credit Facility are the Company's primary sources of liquidity. In connection with this offering, the Company plans to amend and restate the terms of the Bank Financing (as defined herein), including the Revolving Credit Facility, as described under "Description of Certain Indebtedness."


     Management believes that cash flow from operations and availability under the Revolving Credit Facility will provide adequate funds for the Company's working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months. The Revolving Credit Facility is the Company's only revolving credit facility. See "-- Financing Activities -- 1997
Activity -- Bank Financing" and "Description of Certain Indebtedness."


     The Company's ability to fund its cash requirements and to remain in compliance with all of the financial covenants under its debt agreements depends on its future operating performance and cash flow. These are in turn subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond the Company's control. The Company actively considers various means of reducing inventory levels to improve cash flow.



     As part of its business strategy, the Company continuously reviews acquisition opportunities. The Company believes that any acquisition would likely require the incurrence of additional debt, which could exceed amounts available under the Bank Financing. As a result, completion of any acquisition could require the consent of the lenders under the Bank Financing and the amendment and restatement of its terms, including to permit the Company's compliance with its covenants. The Company cannot predict whether, or the terms on which, the lenders under the Bank Financing would grant their consent.



     Funding requirements for the South America Acquisition were satisfied through borrowings under the Revolving Credit Facility.


  Operating Activities

     The working capital position of the Company is seasonally affected by the growing cycle of the vegetables, fruit and tomatoes it processes. Substantially all inventories are produced during the harvesting and packing months of June through October and depleted through the remaining seven months. Accordingly, working capital requirements fluctuate significantly. The Company uses funds from its Revolving Credit Facility, which currently provides for a $350 million line of credit, to finance the seasonal working capital needs of its operations. See "Description of Certain Indebtedness -- Bank Financing."

     Cash used in operating activities was $153 million in both of the three-month periods ended September 30, 1997 and 1998. The increase in inventories at September 30, 1998 from June 30, 1998 reflects the seasonal inventory buildup. The increase in accounts payable and accrued expenses from June 30, 1998 to September 30, 1998 primarily reflects accrued expenses resulting from the peak production period.



     In fiscal 1998, cash provided by operations increased by $72 million primarily due to a decrease in inventories. In fiscal 1997, cash provided by operations decreased by $35 million over fiscal 1996 primarily due to various expenses associated with the Company's recapitalization in April 1997, as well as an increase in inventories due to lower than anticipated sales volume during the year.


  Investing Activities


     In fiscal 1998, cash used in investing increased by $259 million due to the Contadina Acquisition and increased capital expenditures. The decrease of $133 million in cash provided by investing activities in fiscal 1997 versus fiscal 1996 was principally due to net cash proceeds from the sale of the Company's pudding business ($85 million) and the sale of the Company's interest in Del Monte Philippines ($98 million) in fiscal 1996. The effect of the fiscal 1996 divested asset sales was partially offset in fiscal 1997 by proceeds from the sale of the Company's Latin America subsidiaries ($48 million).



     Capital expenditures for fiscal 1998 were $32 million, including approximately $1 million for environmental compliance as the Company continued its implementation of a program which is intended to generate cost savings by introducing new equipment that would result in general production efficiencies. The Company also plans an aggregate of approximately $136 million of additional capital expenditures through 2001, of which $57 million, $45 million and $34 million is expected to be spent in fiscal 1999, 2000 and 2001. In fiscal 1999, the Company intends to spend approximately $21 million in connection with its plans to consolidate processing operations and $6 million for general manufacturing improvements. Of the anticipated capital expenditures for fiscal 2000, the Company plans to spend approximately $18 million in connection with its plans to consolidate processing operations. In addition to the foregoing, the Company budgets certain amounts for ordinary repairs and maintenance. The amounts discussed above do not include capital expenditures relating to the adoption of SOP 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." The Company is in the process of evaluating the impact of adopting SOP 98-1 which may increase its capital expenditures. The Company plans to adopt SOP 98-1 on July 1, 1999. The Company continually evaluates its capital expenditure requirements, and such plans are subject to change depending on market conditions, the Company's cash position, the availability of alternate means of financing and other factors. The Company expects to fund capital expenditures from internally generated cash flows and by borrowing from available financing sources.



  Financing Activities -- 1999 Activity



     Bank Financing. The Company has engaged Bank of America, NT & SA as Arranger in connection with a proposed $38 million lease to finance the construction of four warehouse facilities (totaling approximately 1.4 million square feet) adjacent to the Company's Hanford, Kingsburg and Modesto, California, and Plymouth, Indiana, production plants. While the syndication of this financing is not yet complete, land acquisition and construction have begun at the Hanford and Kingsburg, California sites, under funding provided by Bank of America. The Company expects the terms of the fully-syndicated financing to reflect, in addition to customary lease terms and conditions, a floating interest rate based on a blended spread of approximately 325 basis points over three-month LIBOR (which is currently at approximately 5.2%). The lease will have an initial term of five years and may be renewed under certain circumstances for up to five years. At the expiration of the lease, the Company will have the option to purchase the leased facilities for amounts specified in the lease or to sell them on behalf of the lessor.



  Financing Activities -- 1998 Activity


     Contadina Acquisition. In connection with the $195 million Contadina Acquisition, Del Monte issued the Del Monte Notes with an aggregate principal amount at maturity of $230 million and received gross proceeds of approximately $126 million. The Del Monte Notes accrue interest at 12.50% payable on each June 15 and December 15, which will be accreted through December 15, 2002, after which time interest is required to be paid in cash until maturity. The Del Monte Notes mature on December 15, 2007.


     In connection with the Contadina Acquisition, the Company also amended the Bank Financing and certain related debt covenants to permit additional funding under the existing Term B loan in an amount of $50 million, thus increasing the aggregate amount outstanding under the Term Loan Facility to $430 million. Amortization of such additional Term B loan amount is incremental to the scheduled amortization of the previously existing Term B loan. The additional amortization began on a quarterly basis in the second quarter of fiscal 1999 in the amount of $0.5 million on an annual basis with such amortization increasing in the fourth quarter of fiscal 2004, through the third quarter of fiscal 2005, to approximately $12 million per quarter.


  Financing Activities -- 1997 Activity


     The Recapitalization. On February 21, 1997, Del Monte entered into a merger agreement (the "Merger Agreement"), which was amended and restated as of April 14, 1997, with TPG and a newly created merger vehicle ("Shield"). On April 18, 1997, Del Monte was recapitalized through the merger of Shield with and into Del Monte. Del Monte was the surviving corporation. By virtue of the recapitalization, shares of Del Monte's preferred stock having an implied value of approximately $14 million held by certain of Del Monte's stockholders who remained investors were cancelled and were converted into the right to receive new Del Monte common stock. All other shares of Del Monte stock were cancelled and were converted into the right to receive cash consideration. In connection with the recapitalization, the Company repaid substantially all of its funded debt obligations existing immediately before the recapitalization. In the recapitalization, the common stock and preferred stock of Shield was converted into new shares of common stock and preferred stock, respectively, of Del Monte.



     Cash funding requirements for the recapitalization totaled $809 million and included repayment of $158 million of then outstanding notes, $113 million of the then-existing term loan, and $30 million of the then-existing revolving credit facility. In addition, $422 million was paid to former shareholders as cash consideration for their shares and approximately $86 million was paid in other fees and expenses. These cash funding requirements were satisfied through the following: (i) a cash equity investment by TPG and other investors of $126 million in common stock; (ii) a cash equity investment by TPG and other investors of $35 million in shares of redeemable preferred stock and warrants to purchase common stock; (iii) $380 million of borrowings under the Term Loan Facility; (iv) $119 million of borrowings under the revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Bank Financing"); (v) $147 million from the net proceeds of the offering of the DMC Notes; and (vi) $2 million of proceeds from the sale of a surplus property.



     Bank Financing. Concurrent with the recapitalization, the Company entered into the Bank Financing. The Term Loan Facility provides for term loans in the aggregate amount of $380 million, consisting of Term Loan A of $200 million and Term Loan B of $180 million. The Revolving Credit Facility provides for revolving loans in an aggregate amount of $350 million, including a $70 million Letter of Credit subfacility. The Revolving Credit Facility terminates in fiscal 2003, the Term Loan A will mature in fiscal 2003, and the Term Loan B will mature in fiscal 2005. Scheduled principal payments (which are subject to reductions from application of annual excess cash flow mandatory prepayment requirements) on the Term Loan A begin in the first quarter of fiscal 1999 and continue quarterly through maturity. Initial quarterly amortization is approximately $8 million per quarter, rising periodically at approximately $1 million per quarter to a final quarterly amortization, beginning in the first quarter of fiscal 2003, of approximately $17 million through maturity. Scheduled principal payments (which are subject to reductions from application of annual excess cash flow mandatory prepayment requirements) on the Term Loan B begin in the third quarter of fiscal 1998 and continue quarterly through maturity. Initial quarterly amortization amounts to approximately $2 million per year. Substantial amortization begins in the fourth quarter of fiscal 2004, with quarterly amortization of approximately $42 million. At June 30, 1997, the interest rates (which are subject to adjustment) applicable to amounts outstanding under the Term Loan A and the Revolving Credit Facility were, at the Company's option, either (i) the base rate (the higher of .50% above the Federal Funds Rate and the bank's reference rate) plus 1.25%; or (ii) the reserve adjusted offshore rate plus 2.25%. Interest rates on Term Loan B are, at the Company's option, either (i) the base rate plus 2.00%; or (ii) the offshore rate plus 3.00%. The Bank Financing is the Company's only syndicated bank loan.



     Senior Subordinated Notes. In connection with the Company's recapitalization, on April 18, 1997, Del Monte Corporation, a wholly owned subsidiary of Del Monte ("DMC"), issued the DMC Notes with an aggregate principal amount of $150 million and received gross proceeds of $147 million. The DMC Notes accrue interest at 12.25% per year, payable semiannually in cash on each April 15 and October 15. The DMC Notes are guaranteed by Del Monte and mature on April 15, 2007. Del Monte's guarantee is secured by a pledge of the stock of DMC.



     The terms of the Company's indebtedness contain restrictive covenants. See "Description of Certain Indebtedness." The Company is in compliance with all of these covenants.



PENSION FUNDING



     As described more fully in Note I to the audited consolidated financial statements of the Company as of and for the year ended June 30, 1998, the Company's defined benefit pension plans were determined to be underfunded. It had been the Company's policy to fund the Company's retirement plans in an amount consistent with the funding requirements of federal law and regulations and not to exceed an amount that would be deductible for federal income tax purposes. In connection with the Company's recapitalization, the Company entered into an agreement with the U.S. Pension Benefit Guaranty Corporation dated April 7, 1997 whereby the Company contributed $15 million within 30 days after the consummation of the Recapitalization to its defined benefit pension plans. The Company contributed $15 million in calendar 1998. The Company will also contribute a minimum of $9 million in calendar 1999, $8 million in calendar 2000 and $8 million in calendar 2001. The contributions required to be made in 1999, 2000 and 2001 are secured by a $20 million letter of credit.


TAX NET OPERATING LOSS CARRYFORWARDS


     As of June 30, 1998, the Company had $77 million in net operating loss carryforwards for tax purposes, which will expire between 2008 and 2012. The Company's use of these net operating loss carryforwards in any year may be limited by applicable law.


INFLATION

     The Company's costs are affected by inflation and the effects of inflation may be experienced by the Company in future periods. However, the Company has historically mitigated the inflationary impact of increases in its costs by controlling its overall cost structure.

                                    BUSINESS


GENERAL





     The Company was originally incorporated in 1916 and remained a publicly traded company until its acquisition in 1979 by the predecessor of RJR Nabisco. In December 1989, RJR Nabisco sold the Company's fresh produce operations ("Fresh Del Monte") to Polly Peck International PLC. In January 1990, an investor group led by Merrill Lynch & Co. purchased the Company and some of its subsidiaries from RJR Nabisco for $1.5 billion (the "RJR Nabisco Sale"). Following this sale, the Company divested several of its non-core businesses and all of its foreign operations.



     The Company manufactures and distributes premium quality, nutritious food products under the Del Monte and other brand names. The Company is the largest producer and distributor of canned vegetables and canned fruit in the United States, with pro forma net sales of $1.4 billion in fiscal 1998. The Del Monte brand was introduced in 1892, and management believes that it is the best known brand among canned food products in the United States. Del Monte brand products are found in most national grocery chains and independent grocery stores throughout the United States. As the brand leader in three major processed food categories (canned vegetables, fruit and solid tomato products), the Company has a full-line multi-category presence that management believes provides it with a substantial competitive advantage in selling to the retail grocery industry. The Contadina Acquisition contributes another established brand and positions the Company as the branded market leader in the high margin canned solid tomato category and establishes a strong presence for the Company in the branded paste-based tomato products category.



     The Company sells its products through national grocery chains and independent grocery stores nationwide. The Company also sells to warehouse club stores and mass merchandisers, such as Wal-Mart and Kmart, and larger mass merchandising outlets that include full grocery sections, such as Wal-Mart Supercenters and Kmart's SuperKs. In addition, the Company sells its products to the foodservice industry, food processors and the U.S. military through different independent food brokers. The Company also exports a small percentage of its products to certain foreign countries directly and through independent exporters based in the United States.



     The Company operates 14 production facilities in California, the Midwest, Washington and Texas, as well as six strategically located distribution centers. The Company has over 2,500 contracts to purchase vegetables and fruit from individual growers and cooperatives located in various geographic regions of the United States, principally California, the Midwest, the Northwest and Texas. This diversity of sourcing helps insulate the Company from localized disruptions during the growing season, such as weather conditions, that can affect the price and supply of vegetables, fruit and tomatoes.



     The Company owns a number of registered and unregistered trademarks that it uses in conjunction with its business, including the trademarks Del Monte, Contadina, Fruit Cup, FreshCut, Snack Cups, Fruit Naturals, Orchard Select, Can Do and Del Monte Lite. In connection with and subsequent to the RJR Nabisco Sale, the Company granted various perpetual, exclusive royalty-free licenses for the use of the Del Monte name and trademark, as well as the use of certain copyrights, patents, and trade secrets, generally outside of the United States. The licensees include Fresh Del Monte and its affiliates (which succeeded to Polly Peck as the owner of the Company's former fresh produce operations), Del Monte International, Kikkoman Corporation, an affiliate of RJR Nabisco and Premier Valley Foods. None of the licensees is an affiliate of the Company, other than Premier Valley Foods with respect to which the Company owns 20% of the common stock.



     The Company was recapitalized in April 1997. In that transaction Texas Pacific Group, a private investment group, obtained a controlling interest in the Company. Under a new senior management team, the Company has implemented a new strategy to increase its sales and margins. This strategy includes (i) increasing market share and household penetration of the Company's existing high margin value-added products; (ii) introducing new products and new forms of packaging such as glass and plastic; (iii) increasing penetration of high growth distribution channels, such as supercenters, mass merchandisers and warehouse clubs; (iv) achieving cost savings through operating efficiencies plant consolidations and investments in new and upgraded equipment; and (v) completing strategic acquisitions.



COMPETITIVE STRENGTHS



     The Company believes it has the following competitive strengths that contribute to its position as a leading branded producer, marketer and distributor of canned vegetables, fruit and tomato products in the United States and provide a solid foundation for the its business strategy.



- STRONG BRAND NAME RECOGNITION AND LEADING MARKET SHARES -- The Del Monte brand name, which has been in existence since 1892, is a leading brand name in the food industry. Based on the ability of consumers to name the Del Monte brand when asked to identify companies that manufacture canned foods, management believes that the Del Monte brand has the highest unaided brand awareness of any canned food brand in the United States. The Company recently acquired the Contadina brand name, which is also well-established nationally with a strong reputation for quality. For the 52 weeks ended September 26, 1998, the Company's 20.5% market share of canned vegetables was larger than the combined market shares of the Company's two largest branded competitors. The Company's 42.6% market share of canned fruit was larger than the combined market shares of all other branded competitors. The Company, including its Contadina business, had a pro forma 16.5% market share in the high margin solid segment of the canned tomato market for the 52 weeks ended September 26, 1998.



                                                      MARKET SHARE FOR 52 WEEKS ENDED
                                                             SEPTEMBER 26, 1998
                                           ------------------------------------------------------
                                             MARKET                       NEXT LEADING BRANDED
                  CATEGORY                 POSITION(a)   PERCENTAGE    COMPETITOR'S PERCENTAGE(a)
                  --------                 -----------   ----------    --------------------------
   Canned vegetables.....................      #1          20.5%       12.1% (Green Giant)
   Canned fruit..........................      #1          42.6%       10.4% (Libby's)
   Canned solid tomato products(b).......      #1          16.5%       11.4% (Hunt's)


---------------
   (a) Excludes private label.
   (b) Pro forma to include Contadina sales.


- TECHNICAL EXPERTISE AND LOW COST PRODUCTION ADVANTAGES -- The Company has significant experience in developing new and innovative products and packaging forms to generate increased sales. The Company also has significant expertise in creating efficient food processing operations to reduce costs. The Company can leverage each of these capabilities across many food categories. The Company has developed proprietary vegetable seed varieties, which increase harvest and cannery recoveries and improve flavor and quality. The Company also provides technical support to and benefits from its many long-term relationships with experienced, geographically diverse growers who work with the Company to maximize yields on the Company's vegetable, fruit and tomato raw materials. These relationships also help to ensure a consistent supply of raw product. As a result of its technical expertise, proprietary seed varieties and raw product sourcing diversity, as well as its modern processing equipment and labeling, packaging, warehousing and distribution efficiencies, the Company believes that it is one of the lowest cost producers of canned vegetables, fruit and tomatoes in the United States.



- PREFERRED SUPPLIER STATUS -- Competitive pressures and mergers among grocery chains are causing many retailers to prefer large suppliers that, as a single vendor, can provide category expertise, continuity of supply, complete product lines and popular brands. These retailers are also demanding that suppliers have sophisticated technology, including inventory and category management programs. The Company anticipated these trends and has developed proprietary software tools to help its customers and promote sales of its products. The Company's proprietary category management system is designed to address retailers' efforts to maximize profitability of shelf space dedicated to canned food categories. Most of the Company's customers that have used the Company's management tools have increased the shelf space they devote to the Company's products. The Company's proprietary vendor-managed inventory software allows the Company to manage directly its customers' inventories of the Company's products. This inventory management software helps to reduce customers' overhead costs and enables them to achieve lower average inventory levels while enhancing the Company's opportunities to sell its products. Retailers also rely on the Company's in-depth knowledge as the leading branded marketer in the canned fruit, vegetable and tomato categories, and they seek the Company's advice on marketing and promoting these categories. Finally, the Company has strong, well-developed relationships with all major participants in the retail grocery industry and believes that these relationships will become increasingly important as consolidation in the industry continues. The Company using its category knowledge, customer relationships and software tools, along with its multi-category product line that can readily be ordered and shipped on a full truck-load basis, to become the preferred supplier in its product categories.



- EXTENSIVE NATIONAL SALES AND DISTRIBUTION SYSTEM -- The Company has an extensive sales and distribution network that permits the Company to compete efficiently with other national brands and regional competitors and to introduce its products regionally or nationally. Certain of the Company's products are distributed in virtually every major U.S. retail grocery store. The Company operates six strategically located distribution centers offering customers a variety of services, including electronic data interchange and direct store shipments. The Company's distribution system is an important part of the Company's success and provides the Company with a competitive advantage over regional and private label competitors.



- EXPERIENCED MANAGEMENT TEAM -- Richard G. Wolford and Wesley J. Smith, the Company's Chief Executive Officer and Chief Operating Officer are veteran managers with extensive food industry experience. Mr. Wolford has 32 years of experience in the food industry, 20 of which were with Dole. He was president of Dole Packaged Foods from 1982 to 1987, and during Mr. Wolford's tenure at Dole, Dole experienced increased profitability, sales volume and market share. Mr. Wolford played a key role in redefining the Dole brand and expanding the range of products sold under the brand. From 1988 to 1996, he was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors and managed the investor-owned companies. Mr. Smith has 26 years of experience, 23 of which were also at Dole, where he oversaw the building of Dole's domestic fresh pineapple business and the restructuring of Dole's sizable Hawaiian operations. In addition, Mr. Smith was responsible for establishing Dole's juice business at Dole with minimal capital investment.



BUSINESS STRATEGY



     Following the Recapitalization in 1997, the Company implemented a new business strategy to increase its sales and margins. This new business strategy has the following key elements.



- LEVERAGE BRAND EQUITY TO INCREASE SALES AND MARKET SHARE OF HIGH MARGIN PRODUCTS -- The Company plans to leverage the Del Monte and Contadina brand names and its strong relationships with customers to increase sales of its existing product lines, focusing specifically on high margin, value added products, such as its specialty fruits and vegetables, diced tomatoes and its single serve Fruit Cup snack line. These products have underdeveloped potential due to either low market shares or low household penetration relative to the Company's overall position in the relevant food category.



- FOCUS ON CONSUMPTION-DRIVEN MARKETING STRATEGY -- The Company has refocused its marketing efforts and promotional strategy. To leverage its brand strength, the Company has increased consumer-targeted marketing programs, primarily through coupons, and has clearly positioned its products to emphasize their premium quality. The Company increased spending on consumer promotions from $12 million in fiscal 1996 to $45 million in fiscal 1998 and anticipates that its consumer spending in fiscal 1999 and 2000 will be generally consistent with levels of consumer spending in fiscal 1998. The Company has also improved the effectiveness of its trade promotion strategy. The Company has implemented performance-based programs for its trade spending with its customers. Under these programs, the Company manages trade spending, which consists of the costs of promotional activities with grocery chains and other customers (such as special displays, discounts and advertisements), based on retailers' sales of the Company's products to consumers, rather than on their purchases of products from the Company. The Company believes that this performance-based strategy, coupled with the Company's category management capabilities, will continue to increase sales and reduce costs.

- IMPROVE PROFITABILITY THROUGH NEW PRODUCTS AND PACKAGING -- The Company is emphasizing new, higher margin products and line extensions to leverage the Company's presence in its existing product categories and to capitalize on its food technology expertise. The Company is also developing new packaging forms such as glass and plastic. These innovations have resulted in the successful introduction of flavored diced tomatoes, two lines of single serve flavored canned fruit and Orchard Select, a premium fruit product packaged in glass. The Company has begun testing single serve fruit products packaged in plastic. These products extend the Company's traditional product lines and appeal to consumer demand for high quality, convenient and nutritious food products. The Company is evaluating introductions of other new products packaged in glass and plastic to further expand its presence in the market beyond the processed food aisle.



- INCREASE PENETRATION OF HIGH-GROWTH DISTRIBUTION CHANNELS -- Alternative retailers, such as warehouse clubs, mass merchandisers and supercenters, have grown in importance as the retail grocery industry has changed in recent years. The Company believes it is well-positioned to benefit from these changes because these vendors generally seek leading brand name products that generate high inventory turnover. These vendors are also attracted to reliable, technologically sophisticated suppliers with full product lines that have the ability to meet their stringent inventory and shelf management requirements. Based on its internal estimates and the broad range of products supplied by the Company to these retailers, the Company believes it is a leading supplier to Wal-Mart's Sam's Club, PriceCostco and Wal-Mart Supercenters.



- IMPLEMENT FURTHER COST SAVINGS -- The Company is aggressively pursuing cost reduction opportunities, which have already contributed to an increase in Adjusted EBITDA margins (excluding the results of Divested Operations) from 6.9% in 1995 to 10.3% in 1998 and 9.4% in the first quarter of fiscal 1999. The Company plans to implement capital projects that offer rapid returns on investment, and consolidate its plants where that would increase efficiency. The Company plans to consolidate, over the next three fiscal years, six existing fruit and tomato operations in California into four facilities, including one large state-of-the-art facility acquired as part of the Contadina Acquisition. Also, in August 1998, management announced its intention to close the Company's vegetable processing plant located in Arlington, Wisconsin after the summer 1998 pack. In addition, the Company is investing in new, state-of-the-art production equipment to increase production efficiencies and strengthen its position as a low cost producer. For example, such equipment includes high-speed, high-resolution vision sorting technology. This technology allows the rapid detection of defects in raw product, as well as high-speed, volumetric filling and continuous cooking equipment, which ensures accurate fill weights and uniform product quality.



- COMPLETE STRATEGIC ACQUISITIONS -- The Company will pursue strategic acquisitions when there are opportunities to increase margins and profitability by leveraging the Company's key strengths in product development, food processing, marketing, sales and distribution. In evaluating potential acquisition candidates, the Company seeks, among other things: (i) strong brands, including those with value added product lines, that can be expanded by leveraging the Company's technical and manufacturing expertise and/or its sales and distribution systems; (ii) new products that can achieve growth through re-branding; and (iii) economies of scale in manufacturing, distribution and capacity utilization. The Contadina Acquisition, for example, adds a leading national brand which strengthens the Company's market share in key tomato segments and allows the Company to realize cost savings through plant consolidations. The Contadina Acquisition also allows the Company to introduce new branded retail products and to increase sales to the branded foodservice market. The Company has reacquired rights to the Del Monte brand in South America from Nabisco and to purchase Nabisco's canned fruits and vegetables business in Venezuela. The Company continuously reviews acquisition opportunities and at any time may be engaged in discussions with respect to an acquisition that may be material to its operations. No agreement, understanding or arrangement has been reached, however, with respect to any such acquisition. The Company believes that any acquisition would likely require the incurrence of additional debt, which could exceed amounts available under the Bank Financing. As a result, completion of an acquisition could require the consent of the lenders under the Bank Financing and the amendment of the terms thereof, including for purposes of permitting the Company's compliance with its covenants thereunder.

THE INDUSTRY


     The Company believes that the domestic canned food industry is generally characterized by relatively stable growth based on modest price and population increases. Within the industry, however, the Company believes that certain categories have been experiencing substantial growth by responding to changing consumer needs. Over the last ten years, the industry has experienced rationalization as competitors have disposed of non-core business lines and made strategic acquisitions to complement category positions, maximize economies of scale in raw material sourcing and production and expand retail distribution. The Company also believes that sustaining strong relationships with retailers has become a critical success factor for food companies and is driving initiatives such as category management. Food companies with branded category leadership positions and strong retail relationships appear to have increasingly benefited from these initiatives as a way to maintain and increase shelf space and maximize distribution efficiencies.



     Branded food manufacturers typically lead pricing and innovation in the canned food segments in which the Company competes. A majority of market share in these categories is, however, attributable to private label manufacturers based on statistical information compiled by ACNielsen. The aggregate market share of these manufacturers has remained relatively stable over the past several years in each of the Company's principal product categories. For the 52 weeks ended September 26, 1998, private label manufacturers as a group represented 43.8%, 39.6% and 31.0% of canned vegetable, fruit and solid tomato product sales, respectively. The Company believes that the private label segment has historically been highly fragmented among regional producers seeking to compete principally based on price. Recently, some consolidation has occurred among private label manufacturers in the canned vegetable category. The Company believes that this consolidation may result in increasing rationalization of production capacity in the industry. This may in turn result in higher price positioning by private label manufacturers of canned vegetable products.



     The Company increased vegetable and fruit prices in fiscal 1996 to improve margins. Higher prices put the Company at a significant price disadvantage in the marketplace for most of the year as competition did not raise prices until late in the fiscal year. As anticipated, the Company experienced a volume loss and market share decline. In the case of its vegetable operations, the Company's margins have increased while its market share has stabilized at a level lower than its share prior to the price increases. In the case of its fruit operations, the Company's significantly improved margins generally offset the effects of the lower volume. The Company's fruit market share recovered by year-end 1997 to achieve a higher level than that experienced prior to the price increases. See "Risk Factors -- Our Business Is Highly Competitive" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


COMPANY PRODUCTS

     The Company has a full-line, multi-category presence with products in four major processed food categories: canned vegetable, fruit, tomato and pineapple products.

     The following table sets forth, for the periods indicated, the Company's net sales by canned product category, expressed in dollar amounts and as a percentage of the Company's total pro forma net sales for such period:


                                                               FISCAL YEAR
                                                             ENDED JUNE 30,
                                                                  1998
                                                             ---------------
                                                              (IN MILLIONS)
Vegetables(a)..............................................  $  466       33%
Fruit(a)...................................................     456       32
Tomato products(a)(b)......................................     405       29
Pineapple(a)...............................................      70        5
Other(c)...................................................       8        1
                                                             ------      ---
          Total(b).........................................  $1,405      100%
                                                             ======      ===

---------------
(a) Includes sales of the entire product line across each channel of distribution, including sales to grocery chains, warehouse clubs, supercenters, mass merchandisers and other grocery retailers, as well as the Company's foodservice, food ingredients, export and vegetable private label business and military sales.


(b) Includes $92 million of sales of tomato products by Contadina, on a pro forma basis, for the fiscal year ended June 30, 1998.



(c) Includes pickles, dried fruit and certain other retail products.


  Vegetables


     Based on internal estimates using data compiled by ACNielsen from various industry and other sources, the Company believes that the canned vegetable industry in the United States generated more than $3 billion in sales in fiscal 1998. The Company believes that the domestic canned vegetable industry is a mature segment characterized by high household penetration.



     The Company views the retail canned vegetable market as consisting of three distinct segments: major, flanker and specialty products. The Company competes in each of these segments. The major segment consists of corn, green beans and peas and represents the largest volume segment, accounting for $775 million or approximately 66% of fiscal 1998 canned vegetable supermarket case sales (excluding pickles and tomato products). The Company's entries in the major segment include cut green beans and French-style green beans, as well as whole kernel and cream-style corn. The flanker segment, which includes mixed vegetables, spinach, beets, carrots, potatoes and sauerkraut, accounted for $234 million or approximately 17% of fiscal 1998 canned vegetable supermarket case sales. The specialty segment, comprised of asparagus, zucchini, baby beets and a variety of corn and bean offerings, represents $287 million or approximately 12% of fiscal 1998 canned vegetable supermarket case sales. Many of the Company's specialty vegetable products are enhanced with flavors and seasonings, such as the Company's zucchini in tomato sauce and its Fiesta corn, which is made with green peppers and seasonings. The Company's specialty vegetables are priced at a premium to its other vegetable products and carry higher margins. All of the Company's vegetable products are offered to the retail market principally in 14-15 oz. sizes and to the foodservice market primarily in a larger commercial size can. The Company produces six or eight can multi-packs primarily for its club store customers. A cross-segment, buffet products, includes all of the above varieties in smaller can sizes. The Company also offers a no-salt product line across most of its core varieties. Within these segments, the Del Monte brand accounted for $349 million in retail sales in fiscal 1998. During the 52 weeks ended September 26, 1998, Del Monte brand vegetable products enjoyed an average premium of 19c (40%) per item over private label products and the Company held a 20.5% share of the canned vegetable market for that period.



     The canned vegetable market is concentrated among a small number of branded manufacturers and a large, fragmented pool of private label competitors. In the major vegetable market, the Company is the branded market share leader and for the 52 weeks ended September 26, 1998, held a 24.4% market share in green beans, a 19.9% market share in corn and a 17.4% market share in peas. The Company's major vegetable products are distributed in substantially all grocery outlets. The Company also is the branded market share leader in the flanker segment and is the overall market share leader in the buffet segment. Private label products taken as a whole command the largest share of the canned vegetable market, but their market share has remained relatively stable over the past decade. The Company's primary branded competitors in the market include Green Giant nationally, and regional brands such as Freshlike, Stokely and Libby's, in addition to private label producers.

                             VEGETABLE MARKET SHARE


DEL MONTE...................................................   20.5%
Green Giant (Pillsbury).....................................   12.1%
Libby's (Seneca)............................................    3.3%
Stokely (Chiquita)..........................................    2.2%
Freshlike (Agrilink)........................................    2.3%
All private label combined..................................   43.8%


---------------

Source: ACNielsen SCANTRACK, 52 weeks ended September 26, 1998 (based on equivalent cases).


     The Company has relationships with approximately 900 vegetable growers located primarily in Wisconsin, Illinois, Minnesota, Washington and Texas.

  Fruit


     Based on internal estimates using data compiled by ACNielsen from various industry and other sources, the Company believes that the processed canned fruit industry in the United States generated more than $2 billion in sales in fiscal 1998. The Company believes that the domestic canned fruit industry is a mature segment characterized by high household penetration.



     The Company is the largest processor of branded canned fruit in the United States. The Company competes in three distinct segments of the canned fruit industry: major, specialty and pineapple products. These segments together account for approximately 60% of the canned fruit industry's total sales. The major segment consists of cling peaches, pears and fruit cocktail/mixed fruit and fruit cups. The specialty segment includes apricots, freestone and spiced peaches, mandarin oranges and cherries. The Company believes that the major fruit and specialty fruit segments of the canned fruit market together accounted for more than $1 billion of total canned fruit industry sales in fiscal 1998. The pineapple segment is discussed separately below.



     Major fruit accounted for sales by retailers of $640 million in fiscal 1998. Sales by retailers of Del Monte brand major fruit products totaled $316 million in fiscal 1997. For the 52 weeks ended September 26, 1998, the Company was the branded share leader with a 42.6% market share. The Company is also the share leader in every major sub-segment of the major category. In single serve sizes, the Company has over a 68% market share. The Company's major fruit and fruit cup products are distributed in substantially all grocery outlets.



     The Company is the branded leader in the specialty category as a whole and the market leader in apricots and freestone and spiced peaches. Specialty fruits are higher margin, lower volume "niche" items, which benefit from the Company's brand recognition. Del Monte apricots and freestone peaches are distributed in over 73% and 62% of grocery outlets, respectively. Mandarin oranges and cherries are distributed in 43% and 8% of grocery outlets, respectively.



     The Company believes that it has substantial opportunities to leverage the Del Monte brand name to increase sales of its existing high margin specialty products, such as its Fruit Cup line. The Company has also been developing new high margin products designed to leverage the Company's presence in existing categories, to capitalize on its existing manufacturing capabilities and to expand the Company's presence in the market beyond the canned food aisle. For example, following initial success in test markets, the Company is completing national distribution of its Orchard Select, a premium fruit product packaged in glass. In September 1998, the Company also began national introduction of Fruit Pleasures and FruitRageous, two new single serve fruit product lines. Fruit Pleasures is targeted at the adult snack market and FruitRageous is a fruit snack for children. An important focus of the Company's new product development efforts is the production of high quality, convenient and nutritious products, particularly snack-type products.

     The Company competes in the canned fruit business on the basis of product quality and category support to both the trade and consumers. On the industry's highest volume can size (15-16 oz.), the Del Monte brand commanded an average 9c (10%) per item premium. The Company faces competition in the canned fruit segment primarily from Tri-Valley Growers and PCP, both of which are grower co-operatives that produce private label products. Tri-Valley Growers also packs fruit under the Libby's and S&W brands.


                            MAJOR FRUIT MARKET SHARE


DEL MONTE...................................................   42.6%
Libby's (Tri-Valley Growers)................................   10.4%
All private label combined..................................   39.6%


---------------

Source: ACNielsen SCANTRACK, 52 weeks ended September 26, 1998 (based on equivalent cases).


     The Company has relationships with approximately 600 fruit growers located primarily in California, Oregon and Washington.

  Tomato Products


     Based on internal estimates using data compiled by ACNielsen from various industry and other sources, the Company believes that processed tomato products generated fiscal 1998 industry-wide sales in the United States of more than $5 billion. While total sales of tomato products have grown steadily in recent years, the Company believes that the diced segment of the retail canned solid tomato segment (which also includes chunky tomatoes and tomato wedges) has been growing at a substantially greater rate than the category as a whole, as consumer preferences have trended toward more convenient cut and seasoned tomato products.


     The processed tomato category can be separated into more than ten distinct product segments which differ widely in terms of profitability, price sensitivity and growth potential. Consumers use tomato products for a variety of purposes ranging from ingredients to condiments, beverages and main dishes.

     The Company's tomato product offerings consist of two major segments: solid tomato products, which are differentiated primarily by cut style, with varieties including stewed, crushed, diced, chunky and wedges, and paste-based tomato products, such as ketchup, tomato sauce and tomato paste and value-added products, including spaghetti, pasta and sloppy joe sauces.


     The Company is the leading producer of branded canned solid tomato products. These products generally have higher margins than paste-based tomato products, and this is the fastest growing segment of the Company's tomato products. As a result of the Contadina Acquisition, the Company extended its presence in this segment through the addition of Contadina's share of the market for crushed tomato products. The canned solid tomato segment has evolved to include additional value-added items, such as flavored diced tomato products. The Company believes that there is substantial opportunity to increase sales of solid tomato products, including particularly crushed tomato products, through similar line extensions that capitalize on the Company's manufacturing and marketing expertise.


                       SOLID TOMATO PRODUCTS MARKET SHARE


DEL MONTE/CONTADINA.........................................   16.5%
Hunt's (ConAgra)............................................   11.4%
S&W (Tri Valley Growers)....................................    4.9%
All private label combined..................................   31.0%


---------------

Source: ACNielsen SCANTRACK, 52 weeks ended September 26, 1998 (based on equivalent cases).



     With the Contadina Acquisition, the Company strengthened its position in the branded paste-based tomato products categories in which it competes. The Company markets its spaghetti and sloppy joe sauces, as well as its ketchup products, under the Del Monte brand name using a "niche" marketing strategy targeted toward value-conscious consumers seeking a branded, high quality product. The Company's tomato paste products are marketed under the Contadina brand name, which is an established national brand for Italian-style food products. Contadina also targets the branded food service tomato market, including small restaurants that use Contadina brand products, such as finished spaghetti and pasta sauces. The Company plans to use this presence as a platform to expand its branded foodservice business, including sales of Del Monte brand products to new and existing Contadina foodservice customers.


     The Company faces competition in the tomato product market from brand name competitors including S&W and Hunt's in the solid tomato category; Heinz and Hunt's in the ketchup category; and Hunt's, Campbell Soup's Prego and Unilever's Ragu in the spaghetti sauce category. Hunt's is the Company's chief competitor in the tomato paste segment. In addition, the Company faces competition from private label products in all major categories. While the Company has a small share of the overall tomato product market (with market shares for the 52 weeks ended September 26, 1998 of 4.9% in spaghetti sauce and 15.3% in tomato sauce), it is the largest branded competitor in the solid tomato segment with a market share of 16.5% for the 52 weeks ended September 26, 1998. Hunt's, the next largest branded processor, possessed a 11.4% share of the solid tomato segment for this period. In other key categories, for the 52 weeks ended September 26, 1998, Heinz was the market leader in ketchup with a 45.2% market share, and Hunt's was the leader in tomato sauce with a 36.4% market share.



     The Company has relationships with approximately 40 tomato growers located primarily in California, where approximately 95% of domestic tomatoes are produced. See "Risk Factors -- Severe Weather Conditions and Natural Disasters Can Affect Crop Supplies and Reduce Our Operating Results."


  Pineapple


     Based on internal estimates using data compiled by ACNielsen from various industry and other sources, the Company believes that the canned pineapple industry in the United States generated more than $300 million in sales in fiscal 1998. The Company believes that the domestic canned pineapple industry is a mature segment of the canned fruit industry that has generated stable sales.



     Individual pineapple items are differentiated by cut style, with varieties including sliced, chunk, tidbits and crushed. Currently, approximately 83% of pineapple product sold is packed in juice. The remaining 17% is packed in heavy syrup. Size offerings include the 20 oz. size, which accounts for 77% of category sales. Other sizes include the 8 oz. and 15 oz. varieties.



     The Company's retail pineapple line consists of sliced, chunk, tidbits, crushed and juice products in a variety of container sizes. In addition to sales by retailers, which totaled $33 million in fiscal 1998, the Company sells a significant amount of juice concentrate and crushed pineapple through the food ingredients channel. The Company also sells pineapple solids and juice products to foodservice customers.



     The Company is the second leading brand of canned pineapple, with a 14.2% market share for the 52 weeks ended September 26, 1998. Dole is the industry leader with a market share of 45.9%. Private label and foreign pack brands comprise the low-price segment of this category and hold market shares of 28.3% and 10.6%, respectively. The five major foreign pack brands, Geisha, Libby's, Liberty Gold, Empress and 3-Diamond, have regional distribution and are supplied by Thai and Indonesian packers. Certain foreign brands grew through 1995 by "dumping" product in the United States at below cost prices, which depressed category pricing. In 1995, the U.S. Government imposed anti-dumping tariffs on Thai packers, which allowed the domestic industry to recover some of its margins and volume.


                             PINEAPPLE MARKET SHARE


DEL MONTE...................................................   14.2%
Dole........................................................   45.9%
Foreign pack................................................   10.6%
All private label combined..................................   28.3%


---------------

Source: ACNielsen SCANTRACK, 52 weeks ended September 26, 1998 (based on equivalent cases).

     The Company sources virtually all of its pineapple requirements from its former subsidiary, Del Monte Philippines, under a long-term supply agreement. The agreement provides for pricing based on fixed retail and foodservice margins.


SUPPLY AND PRODUCTION


     The Company owns virtually no agricultural land. Each year, the Company buys over one million tons of fresh vegetables, fruit and tomatoes pursuant to over 2,500 contracts with individual growers and cooperatives located primarily in the United States. Many of these are long-term relationships. No supplier accounts for more than 5% of the Company's raw product requirements, and the Company does not consider its relationship with any particular supplier to be material to its operations. The Company is exploring ways in which to extend its growing season. For example, it has been planting green bean crops in Texas, which has a longer growing season than the Company's other bean growing locations in the Midwest region. Like other processed vegetable, fruit and tomato product manufacturers, the Company is subject to market-wide price fluctuations resulting from seasonal or other factors. The Company's long-term relationships with growers help to ensure a consistent supply of raw product.


     The Company's vegetable growers are located in Wisconsin, Illinois, Minnesota, Washington, Texas and Arizona. The Company provides the growers with planting schedules, seeds, insecticide management and hauling capabilities and actively participates in agricultural management and quality control with respect to all sources of supply. The Company's vegetable supply contracts are generally for a one-year term and require delivery of a specified quantity. Prices are renegotiated each year. The Company believes that one of its competitive advantages in the canned vegetable category derives from its proprietary seed varieties. For example, the Company believes that its "Del Monte Blue Lake Green Bean" variety is higher yielding than green bean varieties used by the Company's competitors. In addition, the Company's green bean production is primarily on irrigated fields, which facilitates production of high quality, uniformly-sized beans.


     The Company's fruit and tomato growers are located primarily in California. Pear growers are also located in Oregon and Washington. The Company's fruit supply contracts range from one to ten years. See Note K to the Company's consolidated financial statements for the year ended June 30, 1998. Prices are generally negotiated with grower associations and are reset each year. Contracts to purchase yellow cling peaches generally require the Company to purchase all of the fruit produced by a particular orchard or block of trees. Contracts for other fruits require delivery of specified quantities each year. The Company actively participates in agricultural management and quality control and provides insecticide management and hauling capabilities. Where appropriate, the Company manages the growers' agricultural practices.



     Fourteen Company-owned plants, located throughout the United States, process the Company's products. The Company produces the majority of its products between June and October. Most of the Company's seasonal plants operate at close to full capacity during the packing season.

     The following table lists the Company's production facilities:


             LOCATION                          PRIMARY PRODUCT LINE             SQUARE FOOTAGE*
             --------                          --------------------             ---------------
Hanford, CA.......................  Solid and Paste-Based Tomato Products           651,000
Kingsburg, CA.....................  Peaches, Zucchini and Corn                      229,000
Modesto, CA.......................  Solid and Paste-Based Tomato Products and       220,000
                                      Snap-E-Tom
San Jose, CA......................  Apricots, Fruit Cups, Fruit Cocktail,           458,000
                                      Chunky Fruit and Diced Pears
Stockton, CA......................  Peaches, Cocktail Cherries, Fruit Cocktail      446,000
                                      and Fruit Concentrate
Woodland, CA......................  Bulk Paste and Bulk Diced Tomatoes              465,000
Mendota, IL.......................  Peas, Corn, Lima Beans, Mixed Vegetables,       246,000
                                      Carrots and Peas & Carrots
Plymouth, IN......................  Paste-Based Tomato Products, Snap-E-Tom         156,000
                                      and Pineapple Juice
Sleepy Eye, MN....................  Peas and Corn                                   230,000
Crystal City, TX..................  Green Beans, Spinach, Carrots, Beets and        362,000
                                      Potatoes
Toppenish, WA.....................  Asparagus, Corn, Lima Beans and Peas            228,000
Yakima, WA........................  Cherries and Pears                              214,000
Markesan, WI......................  Green Beans, Wax Beans and Italian Beans        299,000
Plover, WI........................  Beans, Carrots, Beets and Potatoes              298,000


---------------
* Includes owned manufacturing and on-site warehouse and storage capacity.


     In the third quarter of fiscal 1998, the Company committed to a three-year plan to consolidate its California production facilities in order to enhance the efficiency of its fruit and tomato processing operations and to better meet the competitive challenges of the market. The plan involves suspending operations at the Modesto facility for a year while the Company reconfigures that facility to accommodate fruit processing that now takes place at the San Jose and Stockton facilities. The Company began transferring its tomato processing operations at its Modesto facility to the Company's newly acquired state-of-the-art Hanford facility. The Company expects to close its San Jose facility after the production season in 1999 and its Stockton facility after the production season in 2000. Considerations of plant age and location were primary factors in the decision to close the 80-year-old San Jose plant and the 70-year-old Stockton plant and transfer production closer to growing areas. In August 1998, management also announced its intention to close the Company's vegetable processing plant located in Arlington, Wisconsin after the summer 1998 pack. The Company plans an aggregate of approximately $136 million of capital spending through 2001 to increase production efficiency and reduce costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "-- Liquidity and Capital Resources -- Investing Activities."


     Co-packers are used for pickles and certain other non-core products and to supplement supplies of certain canned vegetables, fruit and tomato products.


     Prior to December 1993, the Company produced almost all of the cans used to package its products in the United States at its nine can manufacturing facilities located throughout the United States. In December 1993, the Company sold substantially all the assets (and certain related liabilities) of the Company's can manufacturing business to Silgan Container Corporation ("Silgan"). The transaction included the sale or lease of the Company's nine can manufacturing facilities. In connection with this agreement, Silgan and the Company entered into a ten-year supply agreement, with optional successive five-year extensions by either party. Under the Agreement, the Company must purchase all of its requirements for metal food and beverage containers in the United States from Silgan. If Silgan is unable to supply all of these requirements for any reason, the Company is entitled to purchase the excess from another supplier. In addition, the Company is entitled to seek a competitive bid for up to 50% of its requirements. Price levels were originally set based on the Company's costs of self-manufactured containers. Price changes under the contract reflect changes in the manufacturer's costs. The agreement may be terminated by either party, without penalty, on notice given 12 months prior to the end of the term of the agreement (currently, December 21, 2006). The Company's total annual can usage is approximately two billion cans.


SALES, MARKETING AND DISTRIBUTION

  Sales and Marketing


     The Company's sales organization for retail products is divided into three groups: (i) a retail broker network (which consists of 100% independent broker representation at the market level, managed by Company sales managers); (ii) an in-house sales force with responsibility for warehouse clubs, mass merchandisers and supercenters; and (iii) an in-house team responsible for trade promotion. Retail brokers are independent, commissioned sales organizations that represent multiple manufacturers and, during fiscal 1998, accounted for 67% of the Company's total net sales. The Company retains its brokers through a standardized retail grocery brokerage agreement. Brokers are typically paid at a percentage of collected sales, generally 2.5%, which may be increased up to 3.0% based on the broker's accomplishment of specified sales objectives. Such agreements may be terminated on 30 days' prior notice by either party. The Company's broker network represents the Company to a broad range of grocery retailers. The Company's warehouse club, mass merchandiser and supercenter group calls on these customers directly (non-brokered) and is responsible for the development and implementation of sales programs for non-grocery channels of distribution that include Wal-Mart, PriceCostco, Kmart and Target. During fiscal 1998, this group accounted for 12% of the Company's total net sales. The Company makes foodservice, food ingredients, private label and military and other sales through both direct sales and brokers. During fiscal 1998, these sales accounted for 21% of the Company's total net sales.



     The Company's marketing group directs product development, pricing strategy, consumer promotion, advertising, publicity and package design. The Company uses consumer advertising and promotion support, together with trade spending, to support awareness of new items and initial trial by consumers and to build recognition of the Del Monte and Contadina brand names.



     The Company has been enhancing its sales and marketing efforts with proprietary software applications, principally its Trade Wizard application and applications designed to assist customers in managing product categories. The Trade Wizard application assists the Company in implementing and managing the timing and scope of its trade and consumer promotions. Customers using the Company's category management software tools are able to more rapidly identify sales levels for various product categories so as to achieve an optimal product mix. Use of these category management tools has resulted in increased shelf presence for the Company's products, particularly fruit products, relative to those of the Company's competitors. The Company also has proprietary tools that allow it to manage its customers' inventory requirements for its products, thereby reducing customers' inventory levels while enhancing the Company's opportunities to sell its products.


Distribution

     The Company's distribution organization is responsible for the distribution of finished goods to over 2,400 customer destinations. Customers can order products to be delivered via third party trucking, rail or on a customer pickup basis. The Company's distribution centers provide, among other services, casing, labeling, special packaging, cold storing and fleet trucking services. Other services the Company provides to customers include One Purchase Order/One Shipment, in which the Company's most popular products are listed on a consolidated invoicing service; the UCS Electronic Data Interchange, a paperless system of purchase orders and invoices; and the Store Order Load Option (SOLO), in which products are shipped directly to stores.

     The following table lists the Company's distribution centers:

            LOCATION               OWNED/LEASED    SQUARE FOOTAGE
            --------               ------------    --------------
Birmingham, AL...................   Leased            292,000
Clearfield, UT...................   Leased             80,000
Dallas, TX.......................   Leased            175,000
Rochelle, IL.....................    Owned            425,000
Stockton, CA.....................   Leased            512,000
Swedesboro, NJ...................    Owned            267,000

CUSTOMERS


     The Company's customer base is broad and diverse. No single customer accounted for more than 10% of fiscal 1998 sales. The Company's 15 largest customers during fiscal 1998 represented approximately 44.2% of the Company's sales. These companies have all been Del Monte customers for at least ten years and, in some cases, for 20 years or more. The Company has sought to establish and strengthen its alliances with key customers by offering sophisticated proprietary software applications to assist customers in managing inventories. The Company plans to expand its promotion of these applications with its customers.


COMPETITION


     The Company faces substantial competition throughout its product lines from numerous well-established businesses operating nationally or regionally with single or multiple branded product lines, as well as with private label manufacturers. In general, the Company competes on the basis of quality, breadth of product line and price. See "Risk Factors -- Our Business Is Highly Competitive" and "-- Company Products."


INFORMATION SERVICES

     In November 1992, the Company entered into an agreement with EDS to provide services and administration to the Company in support of its information services functions. Payments under the terms of the agreement are based on scheduled monthly base charges subject to various adjustments based on such factors as production levels and inflation. The agreement expires in November 2002 with optional successive one-year extensions. The Company periodically reviews its general information system needs, including Year 2000 compliance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

RESEARCH AND DEVELOPMENT


     The Company's research and development organization provides product, packaging and process development and analytical and microbiological services, as well as agricultural research and seed production. In fiscal 1996, 1997, and 1998 R&D expenditures (net of revenue for services to third parties) were $6 million, $5 million and $5 million, respectively. The Company maintains an R&D facility in Walnut Creek, California where it conducts research in a number of areas related to its business including seed production, packaging, pest management, food and nutrition science and plant breeding.


EMPLOYEES


     At September 30, 1998 the Company had approximately 2,660 full-time employees. In addition, approximately 10,600 individuals are hired on a temporary basis during the pack season. The Company considers its relations with its employees to be good. In the past several years, the Company has not experienced any work stoppages or strikes.



     The Company has ten collective bargaining agreements with seven union locals covering approximately 10,600 of its hourly and seasonal employees. Two collective bargaining agreement expire in calendar 1999. The remaining agreements expire in calendar 2000, 2001 and 2002.

INTELLECTUAL PROPERTY


     The Company owns a number of registered and unregistered trademarks for use in connection with various food products, including the marks Del Monte, Contadina, Snack Cups, Fruit Cup, FreshCut, Fruit Naturals, Orchard Select, Can Do and Del Monte Lite. These trademarks are important to the Company because brand name recognition is a key factor in the success of the Company's products. The registrations of these trademarks in the United States and foreign countries are effective for varying periods of time, and may be renewed periodically, provided that the Company, as the registered owner, or its licensees, where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the marks in connection with similar goods. The Company is not aware of any material challenge to the ownership by the Company of its major trademarks.



     DMC owns eight issued U.S. patents covering machines used in filling, cleaning and sealing cans, food preservation methods, extracts and colors, and peeling and coring devices. The patents expire between 2005 and 2014 and cannot be renewed. Patents are generally not material to the Company's business.



     The Company claims copyright protection in its proprietary category management software and vendor-managed inventory software. The Company's customers receive reports generated by these software programs and provide data to the Company for use in connection with the programs. The software itself, however, is not licensed to the Company's customers. The copyrights are not registered.



     The Company has developed a number of proprietary vegetable seed varieties which it protects against disclosure by restricting access and/or by the use of non-disclosure agreements. There is no guarantee that these means will be sufficient to protect the secrecy of these seed varieties. Others may also independently develop similar technology. The Company has obtained U.S. plant variety protection certificates under the Plant Variety Protection Act on some of its proprietary seed varieties. Under a protection certificate, the breeder has the right, among other rights, to exclude others from offering or selling the variety or reproducing it in the United States. The protection afforded by a protection certificate generally runs for 20 years from its issuance.



     In connection with the RJR Nabisco Sale, and the divestitures of the Company's non-core and foreign operations subsequent to that sale, the Company granted various perpetual, exclusive, royalty-free licenses for use of the Del Monte name and mark along with certain other trademarks, patents, copyrights and trade secrets to the acquiring companies or their affiliates. Under these licenses, the Company is generally entitled to reimbursement from the licensees of certain of its expenses in maintaining trademark registrations. In particular, with respect to all food and beverage products other than fresh fruits, vegetables and produce, an affiliate of RJR Nabisco hold the rights to use Del Monte trademarks in Canada; Kikkoman holds the rights to use Del Monte trademarks in the Far East and Pacific Rim (excluding the Philippines); Del Monte International holds the rights in Europe, Africa, the Middle East and the Indian Subcontinent. Fresh Del Monte holds the rights to use the Del Monte name and trademark with respect to fresh fruit, vegetables, and produce and certain chilled and frozen products related thereto throughout the world. With respect to dried fruit, nut and snack products, Premier Valley Foods holds the rights to use Del Monte trademarks in the United States, Mexico, Central America and the Caribbean. In connection with agreements to sell Del Monte Latin America, an affiliate of Hicks, Muse, Tate & Furst acquired the right to use the Del Monte trademarks with respect to all food and beverage products other than fresh fruits, vegetables and produce in Mexico and Capital Universal Ltd. (an affiliate of Donald W. Dickerson, Inc.) acquired similar rights in Central America and the Caribbean. Dewey Limited (an affiliate of Del Monte International) owns the rights in the Philippines to the Del Monte brand name. With the South America Acquisition, the Company reacquired the rights to the Del Monte brand in South America. See "Risk Factors -- Our Brand Name Could Be Confused with Names of Other Companies."


     The Company retains the right to review the quality of the licensee's products under each of its license agreements. The Company generally may inspect the licensees' facilities and the licensees must periodically submit samples to the Company for inspection. Licensees may grant sublicenses but all sublicensees are bound by these quality control standards and other terms of the license.

     The Company has also granted various security and tangible interests in its trademarks and related trade names, copyrights, patents, trade secrets and other intellectual property to its creditors, in connection with the Bank Financing, and to its licensees, to secure certain of the Company's obligations under the license agreements.

GOVERNMENTAL REGULATION


     As a manufacturer and marketer of food products, the Company's operations are subject to extensive regulation by various federal government agencies, including the Food and Drug Administration, the United States Department of Agriculture and the FTC, as well as state and local agencies, with respect to production processes, product attributes, packaging, labeling, storage and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for safety, purity and labeling. In addition, advertising of the Company's products is subject to regulation by the FTC, and the Company's operations are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. The Company's manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. The Company seeks to comply at all times with all such laws and regulations and is not aware of any instances of material non-compliance. The Company maintains all permits and licenses relating to its operations. The Company believes its facilities and practices are sufficient to maintain compliance with applicable governmental laws and regulations. Nevertheless, there is no guarantee that the Company will be able to comply with any future laws and regulations. Failure by the Company to comply with applicable laws and regulations could subject the Company to civil remedies including fines, injunctions, recalls or seizures as well as potential criminal sanctions.


LEGAL PROCEEDINGS

     The Company is involved from time to time in various legal proceedings incidental to its business, including claims with respect to product liability, worker's compensation and other employee claims, tort and other general liability, for which the Company carries insurance or is self-insured, as well as trademark, copyright and related litigation. The Company believes that no such legal proceedings will have a material adverse effect on the results of operations, cash flow, liquidity or financial condition of the Company. See
"-- Environmental Compliance" for a description of certain environmental matters in which the Company is involved.

ENVIRONMENTAL COMPLIANCE


     As a result of its agricultural, food processing and canning activities, the Company is subject to numerous environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. The Company seeks to comply at all times with all of these laws and regulations and is not aware of any instances of material non-compliance. The Company cannot predict the extent to which any environmental law or regulation that may be enacted or enforced in the future may affect its operations. The Company is engaged in a continuing program to maintain its compliance with existing laws and regulations and to establish compliance with anticipated future laws and regulations.



     In connection with the sale of one of its facilities, the Company is remediating conditions resulting from the release of petroleum from underground storage tanks. The Company is also conducting a groundwater investigation at one currently owned property for hydrocarbon contamination that it believes resulted from the operations of an unaffiliated prior owner of the property. At the present time, the Company is unable to predict the total cost for the remediation or the extent to which it may obtain contribution from the prior owner. Further, investigation and remediation of environmental conditions may in the future be required at other properties currently or formerly owned or operated by the Company. Nonetheless, the Company does not expect that these and other such remediation costs will have a material adverse effect on its financial condition or results of operations.



     Governmental authorities and private claimants have notified the Company that it is a PRP or may otherwise be potentially responsible for environmental investigation and remediation costs at certain contami-nated sites under CERCLA or under similar state laws. With the exception of one previously owned site, the Company has potential liability at each site because it allegedly sent certain wastes from its operations to these sites for disposal or recycling. These wastes consisted primarily of empty metal drums (which previously held raw materials), used oils and solvents, solder dross and paint waste.


     The Company is indemnified for any liability at two of these sites, including the previously owned site. With respect to a majority of the sites at which the Company has been identified as a PRP and is not indemnified by another party, the Company has settled its liability with the responsible regulatory agency. The Company believes that it has no liability for the remaining sites, except with respect to one site at which it is a member of the PRP group. The PRP group is conducting a Remedial Investigation and Feasibility Study to analyze the nature and extent of the contamination and to evaluate remedial alternatives for the site. Based upon the information currently available, the Company does not expect that its liability for this site will be material. The Company may be identified as a PRP at additional sites in the future.



     The Company spent approximately $5 million on domestic environmental capital projects and expenditures from fiscal 1996 through fiscal 1998, primarily related to UST remediation activities and upgrades to boilers and wastewater treatment systems. The Company projects that it will spend an aggregate of approximately $4 million in fiscal 1999 and 2000 on capital projects and other expenditures in connection with environmental compliance, primarily for boiler upgrades, compliance costs related to the consolidation of its fruit and tomato processing operations and continued UST remediation activities. The Company believes that its CERCLA and other environmental liabilities will not have a material adverse effect on its financial position or results of operations.


PROPERTIES


     As of September 30, 1998, the Company operated 14 production facilities and six distribution centers. See "-- Supply and Production" and "-- Sales, Marketing and Distribution." The Company's production facilities are owned properties, while its distribution centers are owned or leased. The Company has various warehousing and storage facilities, which are primarily leased facilities. The Company's leases are generally long-term. Virtually all of the Company's properties, whether owned or leased, are subject to liens or security interests.



     The Company's principal administrative headquarters are located in leased office space in San Francisco, California. The Company owns its primary research and development facility in Walnut Creek, California.


     The Company holds certain excess properties for sale and periodically disposes of excess land and facilities through sales.

     Management considers its facilities to be suitable and adequate for its business and to have sufficient production capacity for the purposes for which they are currently intended.


WHERE TO FIND MORE INFORMATION



     Del Monte is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Commission. Del Monte has filed with the Commission a registration statement on Form S-1 (including amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act and the rules and regulations promulgated thereunder, covering the shares of common stock Del Monte is offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to Del Monte and this offering, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the document or matter involved, and each such statement is qualified in its entirety by the complete documents. The registration statement and the reports, proxy statements and other information that Del Monte files with the Commission can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade

Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.



     Del Monte will furnish its stockholders with annual reports that include a description of operations and annual audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. The financial statements included in the annual reports will be examined and reported upon, with an opinion expressed, by Del Monte's independent auditors. Del Monte will also furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial statements prepared in accordance with GAAP.

                               CORPORATE HISTORY


     The predecessor of RJR Nabisco acquired DMC in 1979. In 1990, DMC and certain of its subsidiaries and affiliates were sold in the RJR Nabisco Sale for $1.5 billion to Del Monte and DMPF Corp., a Delaware corporation, which were organized by Merrill Lynch & Co. and capitalized by Merrill Lynch and certain other investors including Court Square Capital, L.P., an affiliate of Citibank, N.A., Kikkoman, Polly Peck, W.R. Huff Asset Management Co., Charterhouse Equity Partners, L.P. and certain present and former members of management of the Company. The RJR Nabisco Sale excluded certain businesses that RJR Nabisco retained, such as the Del Monte processed foods operations in Canada and South America. Certain other Del Monte businesses were not acquired, including the Del Monte fresh produce business, which was sold by RJR Nabisco to Polly Peck. Polly Peck in turn, sold it to Fresh Del Monte. In connection with the RJR Nabisco Sale and, subsequently, in connection with the sale of the Company's foreign operations, as described below, the Company granted various perpetual, exclusive royalty-free licenses for the use of the Del Monte name and trademark. The licensees of the Del Monte name and trademark include Del Monte International, Kikkoman, Fresh Del Monte and Yorkshire. None of the licensees is affiliated with the Company except for Yorkshire, of which the Company owns 20% of the common stock. See "Risk Factors -- Our Brand Name Could Be Confused with the Names of Other Companies" and "Business -- Intellectual Property."



     Following the RJR Nabisco Sale, the Company sold certain of its properties, including the Company's processed foods operations in the Far East (other than the Philippines) to Kikkoman for approximately $104 million; the Hawaiian Punch business to Procter & Gamble for approximately $147 million; and Del Monte International to Gravelgrove Limited for approximately $360 million. The Company applied substantially all of the proceeds from these sales to the partial repayment of the bank financing used to finance the RJR Nabisco Sale. In connection with the sale of Del Monte International, the Company acquired an 8.35% equity investment in Del Monte International. Subsequently, in the fiscal quarter ended March 31, 1993, the Company sold this equity investment for approximately $23 million.



     In January 1991, the Company completed the sale of a 49.9% interest in Del Monte Philippines. As a result of this transaction, the Company received $16.7 million in cash, $17.9 million in notes (which were subsequently repaid), $8.7 million in a future purchase price adjustment (all of which has been paid) and $1.3 million of preferred stock of a subsidiary of Del Monte Philippines (20% of which was redeemed in May 1994 and 20% redeemed in May 1995). The Company retained a 50.1% interest in Del Monte Philippines. In March 1996, the Company sold its 50.1% interest in Del Monte Philippines and the remaining preferred stock to a joint venture affiliated with Del Monte International for $100 million. In connection with the sale of its interest in Del Monte Philippines, the Company signed an eight-year supply agreement under which the Company must source substantially all of its pineapple requirements from Del Monte Philippines over the term of the agreement.



     In August 1993, the Company sold its dried fruit and snack operation to Premier Valley Foods for cash and stock totaling $22.6 million. As part of the asset sale transaction, the Company acquired 20% of the outstanding common stock and 1,000 shares of 7% preferred stock of Premier Valley Foods.


     In December 1993, the Company sold substantially all of the assets and certain related liabilities of its can manufacturing operations in the United States to Silgan for $72 million. At the same time, the Company entered into a ten-year supply agreement under which Silgan would, effective immediately after the sale, provide the Company with substantially all of its domestic can requirements. The supply agreement provides the Company with a long-term supply of cans at prices that adjust over time for normal manufacturing cost increases or decreases. See "Business -- Supply and Production."

     On June 27, 1994, Del Monte entered into an Agreement and Plan of Merger (the "1994 Merger Agreement") with Grupo Empacador de Mexico, S.A. de C.V. and CCP Acquisition Company of Maryland, Inc., which were formed by an investor group led by Mr. Carlos Cabal Peniche for the purpose of effecting an acquisition (the "Proposed Acquisition") of the Company. The Merger Agreement provided that Del Monte was entitled to terminate the 1994 Merger Agreement if the effective date of the Proposed Acquisition failed to occur on or prior to September 19, 1994. The effective date of the Proposed Acquisition did not occur on or prior to such date and, on September 21, 1994, Del Monte terminated the 1994 Merger Agreement in accordance with its terms. Pursuant to the 1994 Merger Agreement, because the Proposed Acquisition failed to occur by September 19, 1994, Del Monte drew $30 million under a letter of credit issued by Banco Union, S.A., a bank affiliated with Mr. Cabal. This amount was applied to the repayment of indebtedness then-outstanding under the Company's then-existing revolving credit agreement.


     In November 1995, the Company sold its pudding business to Kraft for $89 million.

     In October 1996, the Company sold its Mexican subsidiary for $38 million, and, in November 1996, sold its Central American and Caribbean operations for $12 million.


     On April 18, 1997, Del Monte was recapitalized through the merger of Shield with and into Del Monte. Del Monte was the surviving corporation. By virtue of the Company's recapitalization, shares of Del Monte's preferred stock having an implied value of approximately $14 million held by certain of Del Monte's stockholders who remained investors were cancelled and were converted into the right to receive new Del Monte common stock. All other shares of Del Monte capital stock were cancelled and were converted into the right to receive cash consideration. In connection with the recapitalization, the Company repaid substantially all of its funded debt obligations existing immediately before the recapitalization. In the recapitalization, the common stock and preferred stock of Shield was converted into new shares of common stock and preferred stock, respectively, of Del Monte.


     On December 19, 1997, the Company acquired the Contadina business for $177 million in cash, plus an estimated working capital adjustment of approximately $20 million. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital, which resulted in a payment to the Company of approximately $2 million, and therefore a reduction in the purchase price to $195 million. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5 million, consisting primarily of liabilities in respect of reusable packaging materials, employee benefits and product claims.

     On May 1, 1998, Del Monte merged with and into a newly created, wholly-owned subsidiary incorporated under the laws of the State of Delaware to change Del Monte's state of incorporation from Maryland to Delaware.


     In August 1998, the Company reacquired the rights to the Del Monte brand in South America from Nabisco.



     Following the offering, TPG will own approximately      % of the common
stock (approximately      % if the underwriters' overallotment option is
exercised in full) and will continue to have the power to control the management and policies of the Company and matters requiring stockholder approval. TPG is part of Texas Pacific Group. David Bonderman, James G. Coulter and William S. Price, III founded Texas Pacific Group in 1992 to pursue public and private investment opportunities. Texas Pacific Group's other investments include such branded consumer products companies as Beringer Wine Estates Holdings, Inc., Ducati Motors S.p.A., Favorite Brands International, Inc. and J. Crew Group, Inc.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth the name, age and position of individuals who are serving as directors and executive officers of Del Monte. These individuals hold the same positions with DMC. Officers are elected by the Board of Directors and serve at the discretion of the Board.



                 NAME                    AGE                  POSITIONS
                 ----                    ---                  ---------
Richard W. Boyce.......................  44    Chairman of the Board; Director
Richard G. Wolford.....................  54    Chief Executive Officer; Director
Wesley J. Smith........................  51    Chief Operating Officer; Director
Timothy G. Bruer.......................  41    Director
Al Carey...............................  47    Director
Patrick Foley..........................  66    Director
Brian E. Haycox........................  56    Director
Denise M. O'Leary......................  41    Director
William S. Price, III..................  42    Director
Jeffrey A. Shaw........................  34    Director
David L. Meyers........................  53    Executive Vice President,
                                               Administration and Chief Financial
                                               Officer
Glynn M. Phillips......................  61    Executive Vice President, Sales
Brent D. Bailey........................  46    Executive Vice President, Marketing
John Alfieri...........................  49    Senior Vice President, National Sales
                                               Manager
Richard L. French......................  41    Senior Vice President and Chief
                                               Accounting Officer
Thomas E. Gibbons......................  51    Senior Vice President and Treasurer
Irvin R. Holmes........................  46    Senior Vice President, Marketing
William J. Spain.......................  56    Senior Vice President, Technology
William R. Sawyers.....................  36    Vice President, General Counsel and
                                               Secretary



     Richard W. Boyce, Chairman of the Board; Director. Mr. Boyce became Chairman of the Board and a director of Del Monte in August 1997. Mr. Boyce has been President of SRB, Inc., which provides management services to TPG and its affiliated companies, since 1997. He currently serves as Chairman of Favorite Brands International, Inc. He was employed by PepsiCo from 1992 to 1997, most recently as Senior Vice President of Operations for Pepsi-Cola North America. From 1980 to 1992, Mr. Boyce was employed by Bain & Co. He is also a director of
J. Crew Group, Inc.



     Richard G. Wolford, Chief Executive Officer; Director. Mr. Wolford joined Del Monte as Chief Executive Officer and a director in April 1997 upon consummation of the Company's recapitalization. From 1967 to 1987, he held a variety of positions at Dole Foods, including President of Dole Packaged Foods from 1982 to 1987. From 1988 to 1996, he was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors.



     Wesley J. Smith, Chief Operating Officer; Director. Mr. Smith joined Del Monte as Chief Operating Officer and a director in April 1997 upon consummation of the Company's recapitalization. From 1972 to 1995, he was employed by Dole Foods in a variety of positions, including senior positions in finance, marketing, operations and general management in California, Hawaii and Honduras.


     Timothy G. Bruer, Director. Mr. Bruer became a director of Del Monte in August 1997. Mr. Bruer has been President and Chief Executive Officer and a director of Silverado Foods, Inc. since March 1997. From 1993 until that time, he was Vice President and General Manager of the Culinary Division of Nestle. He is also a director of Authentic Specialty Foods Inc.

     Al Carey, Director. Mr. Carey became a director of Del Monte in November 1997. He is Senior Vice President of Sales and Retailer Strategies of PepsiCo, Inc., and has been employed in various capacities with that company since 1981.


     Patrick Foley, Director. Mr. Foley became a director of Del Monte in August 1997. Mr. Foley is Chairman, President and Chief Executive Officer of DHL Corporation, Inc. and its major subsidiary, DHL Airways, Inc. He joined DHL in September 1988, with more than 30 years experience in hotel and airline industries. He was formerly Chairman and President of Hyatt Hotel Corporation. Mr. Foley serves on the Boards of Directors of Continental Airlines, Inc., DHL International, Flextronics International, Foundation Health Systems, Inc. and Glenborough Realty Trust, Inc.


     Brian E. Haycox, Director. Mr. Haycox was elected to the Board of Directors of Del Monte in June 1995. He was elected as Co-Chairman and Co-Chief Executive Officer of Del Monte in December 1995, and he served in those capacities until the consummation of the Company's recapitalization. Mr. Haycox served as President and Chief Executive Officer of Del Monte Tropical Fruit Company from 1988 until 1993. Prior to that time Mr. Haycox served in a variety of management positions within the Del Monte organization.


     Denise M. O'Leary, Director. Ms. O'Leary became a director of Del Monte in August 1997. Ms. O'Leary has been a Special Limited Partner of Menlo Ventures since 1996. From 1983 to 1996, she was a General Partner of Menlo Ventures. Ms. O'Leary serves on the Boards of Directors of various private companies as well as on the Board of ALZA Corporation. She is a member of the Board of Trustees of Stanford University and a director of UCSF Stanford Health Care.


     William S. Price, III, Director. Mr. Price became a director of Del Monte in August 1997. Mr. Price was a founding partner of TPG in 1992. Prior to forming TPG, he was Vice President of Strategic Planning and Business Development for G. E. Capital, and from 1985 to 1991, he was employed by Bain & Company, where he was a partner and co-head of the Financial Services Practice. Mr. Price serves on the Boards of Directors of AerFi Group plc, Belden & Blake Corporation, Beringer Wine Estates Holdings, Inc., Continental Airlines, Inc., Denbury Resources, Inc., Favorite Brands International, Inc., Vivra Specialty Partners, Inc. and Zilog, Inc.



     Jeffrey A. Shaw, Director. Mr. Shaw became a director of Del Monte in May 1997. Mr. Shaw is a partner of TPG and has been an executive of TPG since 1992. Prior to joining TPG, Mr. Shaw was a principal of Oak Hill Partners, L.P. and Acadia Partners, L.P., investment partnerships affiliated with the Robert M. Bass Group, for three years. Mr. Shaw serves as a director of Ducati Motors S.p.A., Ducati North America, Inc., Favorite Brands International, Inc. and Ryanair PLC.



     David L. Meyers, Executive Vice President, Administration and Chief Financial Officer. Mr. Meyers joined the Company in 1989. He was elected Chief Financial Officer of Del Monte in December 1992 and served as a member of the Board of Directors of Del Monte from January 1994 until consummation of the Company's recapitalization. Prior to joining the Company, Mr. Meyers held a variety of financial and accounting positions with RJR Nabisco (1987 to 1989), Nabisco Brands USA (1983 to 1987) and Standard Brands, Inc. (1973 to 1983).


     Glynn M. Phillips, Executive Vice President, Sales. Mr. Phillips joined Del Monte in October 1994. Prior to joining the Company, Mr. Phillips was Vice President, Sales of The Clorox Company where he also held various sales and marketing positions from 1973 to 1994.

     Brent D. Bailey, Executive Vice President, Marketing. Mr. Bailey joined Del Monte in his current position in January 1998. Prior to that he was with The Dial Corporation since 1992 as Senior Vice President and General
Manager -- Household Division, and Senior Vice President -- Portfolio Group. From 1974 to 1992, Mr. Bailey held marketing management positions with Procter & Gamble, Frito-Lay and Pillsbury.


     John Alfieri, Senior Vice President, National Sales Manager. Mr. Alfieri joined Del Monte in February 1995 and was elected to his current position in June 1997. Prior to joining the Company, he was with Correy, Ahrens & Raynsford since 1993 as Vice President, Finance and Operations. From 1973 to 1993 Mr. Alfieri held sales positions with The Clorox Company and Proctor & Gamble.

     Richard L. French, Senior Vice President and Chief Accounting Officer. Mr. French joined Del Monte in 1980 and was elected to his current position in May 1998. Mr. French was Vice President and Chief Accounting Officer of Del Monte from August 1993 through May 1998 and has held a variety of positions within the Company's financial organization.


     Thomas E. Gibbons, Senior Vice President and Treasurer. Mr. Gibbons joined Del Monte in 1969 and was elected to his current position in February 1995. He was elected Vice President and Treasurer of Del Monte in January 1990. Mr. Gibbons' prior experience also includes a variety of positions within the Company's and RJR Nabisco's tax and financial organizations.


     Irvin R. Holmes, Senior Vice President, Marketing. Mr. Holmes joined Del Monte in November 1990 and was elected to his current position in May 1998. Prior to that he was with Dole Foods since 1987 where he held a variety of sales and marketing positions. From 1977 to 1987, Mr. Holmes held marketing positions with James River/Crown Zellerbach, AMF Ben Hogan Company, and Brown & Williamson Tobacco.


     William J. Spain, Senior Vice President, Technology. Mr. Spain joined Del Monte in 1966 and was elected to his current position in February 1995. Previously, he was Vice President, Research, Government and Industry Relations of Del Monte. Mr. Spain has also held various positions within Del Monte in corporate affairs, production management, quality assurance, environmental and energy management, and consumer services.

     William R. Sawyers, Vice President, General Counsel and Secretary. Mr. Sawyers joined Del Monte in November 1993 and was elected to his current position in 1995. Prior to joining the Company, Mr. Sawyers was an associate with the law firm of Shearman & Sterling from 1987 to 1993.

COMMITTEES OF THE BOARD OF DIRECTORS; TERM

     Del Monte's Board of Directors has the committees described below.


     The Nominating and Compensation Committee has authority to determine executive compensation and will approve the terms of stock options and stock purchase rights pursuant to the Company's plans and arrangements (as described below). This committee's current members are Messrs. Price and Shaw and Ms. O'Leary.



     The Audit Committee is responsible for reviewing the activities of the Company's independent accountants and internal audit department. The Audit Committee's members are Messrs. Bruer, Foley and Haycox. These directors are not affiliated with the Company or TPG, in accordance with applicable New York Stock Exchange requirements.


     The Board of Directors of Del Monte is divided into three classes, as nearly equal in number as possible, with each director serving a three year term and one class being elected at each year's annual meeting of stockholders. Messrs. Bruer, Haycox and Price are in the class of directors whose term expires at the 1999 annual meeting of Del Monte's stockholders. Messrs. Foley, Shaw and Smith are in the class of directors whose term expires at the annual meeting of Del Monte's stockholders to be held in the year 2000. Messrs. Boyce, Carey and Wolford and Ms. O'Leary are in the class of directors whose term expires at the 2001 annual meeting of Del Monte's stockholders. At each annual meeting of Del Monte's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three year terms and until their successors are elected and qualified.

EXECUTIVE COMPENSATION



     The following table sets forth compensation paid by the Company for fiscal years 1996, 1997 and 1998 to each individual serving as its Chief Executive Officer during fiscal 1998 and to each of the four other most highly compensated executive officers of the Company as of the end of fiscal 1998.



                                                                                          LONG TERM
                                                                                         COMPENSATION
                                                                                  --------------------------
                                                                                   SECURITIES
                                                                   OTHER ANNUAL    UNDERLYING        LTIP      ALL OTHER
NAME AND PRINCIPAL POSITIONS  FISCAL YEAR   SALARY(1)    BONUS       COMP.(2)     OPTION AWARDS   PAYOUTS(3)    COMP.(4)
----------------------------  -----------   ---------   --------   ------------   -------------   ----------   ----------
Richard G. Wolford(5).....       1998       $500,000    $250,000   $      --        $569,071       $     --    $    7,995
  Chief Executive Officer        1997        100,641          --          --              --             --       251,196
Wesley J. Smith(6)........       1998        400,000     200,000          --         569,071             --         6,896
  Chief Operating Officer        1997         80,513          --          --              --             --       251,145
David L. Meyers...........       1998        298,000     149,000     151,701              --             --        12,206
  Executive Vice President,      1997        286,000     159,400          --              --        421,000     2,959,771
  Administration & CFO           1996        273,000     143,000      55,386              --        421,000        11,242
Glynn M. Phillips.........       1998        238,795     118,300          --          29,497             --        11,838
  Executive Vice President,      1997        239,118     118,300          --              --        280,000     1,974,454
  Sales                          1996        225,750     118,250          --              --        280,000         9,206
Thomas E. Gibbons.........       1998        191,467      57,200          --          12,067             --         4,800
  Senior Vice President          1997        183,458      59,900          --              --        210,000       115,829
  and Treasurer                  1996        175,600      63,900          --              --         54,600         4,717


---------------

(1) Reflects actual base earnings for the fiscal year specified.



(2) Fiscal 1996 reflects certain perquisites, including moving expenses for Mr. Meyers ($33,091) and company car ($15,500).



(3) Reflects payments under the Company's Old Management Equity Plan and Long Term Incentive Plan.



(4) For fiscal 1996: Company contributions to the Del Monte Corporation Savings Plan -- Mr. Meyers $4,500; Mr. Phillips $4,500; Mr. Gibbons $4,500; Company paid term life premiums -- Mr. Meyers $3,407; Mr. Phillips $4,706; Mr. Gibbons $217; amount paid under the nonqualified Additional Benefits
    Plan -- Mr. Meyers $3,335.



    For fiscal 1997; Company contributions to the Del Monte Corporation Savings Plan -- Mr. Meyers $4,500; Mr. Phillips $4,500; Mr. Gibbons $4,500; Company paid term life premiums -- Mr. Wolford $1,196; Mr. Smith $1,145; Mr. Meyers $4,198; Mr. Phillips $5,325; Mr. Gibbons $217; amount paid under the nonqualified Additional Benefits Plan -- Mr. Meyers $4,130; amounts under the New MEP (as defined below) paid April 1997 -- Mr. Meyers, $2,946,943; Mr. Phillips $1,964,629; Mr. Gibbons $111,112. For Messrs. Wolford and Smith, the fiscal 1997 amount includes a consulting fee of $250,000 each paid in December 1997 for the period prior to April 18, 1997.



    For fiscal 1998; Company contributions to the Del Monte Corporation Savings Plan -- Mr. Wolford $1,875; Mr. Smith $2,000; Mr. Meyers $4,800; Mr. Phillips $4,800; Mr. Gibbons $4,800, Company paid term life premiums -- Mr. Wolford $6,120; Mr. Smith $4,896; Mr. Meyers $3,585; Mr. Phillips $7,038; amount paid under the nonqualified Additional Benefits Plan -- Mr. Meyers $3,821.



(5) Mr. Wolford became Chief Executive Officer as of April 18, 1997.



(6) Mr. Smith became Chief Operating Officer as of April 18, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR



                                         INDIVIDUAL GRANTS
                         --------------------------------------------------    POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                 PERCENT OF                         ANNUAL RATES OF STOCK PRICE
                                                TOTAL OPTIONS                      APPRECIATION FOR OPTION TERM
                         NUMBER OF SECURITIES    GRANTED TO      EXERCISE     ---------------------------------------
                          UNDERLYING OPTIONS    EMPLOYEES IN       PRICE      EXPIRATION
         NAME                 GRANTED(1)         FISCAL YEAR    (PER SHARE)      DATE           5%            10%
         ----            --------------------   -------------   -----------   -----------   -----------   -----------
Richard G. Wolford.....        569,071              32.8%          $5.22        4/18/07     $1,866,553    $4,734,671
Wesley J. Smith........        569,071              32.8            5.22        4/18/07      1,866,553     4,734,671
David L. Meyers........        151,701               8.7            5.22        4/18/07        497,579     1,262,152
Glynn M. Phillips......         29,497               1.7            5.22        4/18/07         96,750       245,415
Thomas E. Gibbons......         12,067               0.7            5.22        4/18/07         39,580       100,397


---------------


(1) Messrs. Wolford and Smith vest monthly on a proportionate basis over a four
    (4) year period; Messrs. Meyers, Phillips and Gibbons vest annually on a proportionate basis over a five (5) year period.



   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES



                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED
                                                                       OPTIONS AT         IN-THE-MONEY OPTIONS
                                                                     JUNE 30, 1998        AT JUNE 30, 1998(1)
                                    SHARES                       ----------------------   --------------------
                                  ACQUIRED ON                         EXERCISABLE/            EXERCISABLE/
              NAME                 EXERCISE     VALUE REALIZED       UNEXERCISABLE           UNEXERCISABLE
              ----                -----------   --------------   ----------------------   --------------------
Richard G. Wolford..............       --              --         166,777/402,294                   --
Wesley J. Smith.................       --              --         166,777/402,294                   --
David L. Meyers.................       --              --          29,881/121,820                   --
Glynn M. Phillips...............       --              --           5,749/23,748                    --
Thomas E. Gibbons...............       --              --           2,107/9,960                     --


---------------


(1) As of the end of fiscal 1998, there was no public market for the Company's common stock. Under a stockholder's agreement between the Company and each optionee, the Company has certain rights to acquire any common stock issuable upon the exercise of an option. Such acquisition would be at a price set by a formula which, as of the end of fiscal 1998, equaled $5.22 per share.



    EMPLOYMENT AND OTHER ARRANGEMENTS


      The Management Equity Plan


     Established beginning in fiscal 1995 and modified in March 1996, the Company's Management Equity Plan ("New MEP") provided awards to certain key executives upon the sale of the Company or upon the public offering of the Company's common stock. Under the terms of the New MEP, the "Base Value" of the Company's preferred and common stock was established at $125 million. To the extent that proceeds from the sale of the Company to preferred and common stockholders (after repayment of debt but without reduction for payment to executives under the New MEP) exceeded the $125 million Base Value, an award pool of 6% of such excess was set aside for payment to the Company's executive officers. The New MEP was terminated concurrent with the Company's recapitalization.

     In connection with the Company's recapitalization, the Company made payments aggregating approximately $19.7 million pursuant to the New MEP. This amount was allocated as follows:



Mr. Haycox(1)............................................  $4,911,572
Mr. Mullan(1)............................................   4,911,572
Mr. Little(2)............................................   2,946,943
Mr. Meyers...............................................   2,946,943
Mr. Phillips.............................................   1,964,629
Other officers(3)........................................   2,000,016


---------------

(1) Messrs. Haycox's and Mullan's employment as Co-Chairman/Co-CEO terminated as of April 18, 1997.



(2) Mr. Little's employment as Executive Vice President, Worldwide Operations terminated as of April 30, 1997.



(3) Other officers includes Mr. Gibbons and 17 other senior officers.



     Messrs. Meyers and Phillips were participants in the MEP prior to its modification in March 1996 (the "Old MEP"), and as such became eligible for awards for fiscal 1995 based on the annual equity growth formula in effect under the Old MEP for such year. Messrs. Meyers and Phillips were paid installment payments of the Old MEP awards in the amounts of $421,000 and $280,000, respectively, in June 1996 and remained eligible for installment payment of the Old MEP awards in the amounts of $421,000 and $280,000, respectively, for fiscal 1997. The Company was obligated to pay these fiscal 1997 awards at the time of the recapitalization.



  Long Term Incentive Plan



     Established on July 1, 1990, amended and restated on July 1, 1995, the Long Term Incentive Plan ("LTIP") provided certain key management employees with a long-term incentive program based on Company performance. The LTIP had a performance cycle of three fiscal years with interim award payments at the end of each fiscal year based on the employee's target award. The three-year target award was determined by multiplying (i) the executive's base pay by (ii) a percentage based on salary grade level, and multiplying the result by (iii) three (for each fiscal year in the performance cycle). Interim awards were determined by comparing actual financial performance compared to target goals and subject to a percentage payout schedule. Mr. Gibbons received fiscal 1996 award of $54,600. Mr. Gibbons received the final fiscal 1997 award in the amount of $210,000 at the time of the Company's recapitalization. This plan was terminated following the recapitalization.


  The Annual Incentive Award Plan


     The Annual Incentive Award Plan ("AIAP") provides annual cash bonuses to certain management employees, including certain of the named senior executives. The target bonus for each eligible employee is based on a percentage of base salary. Actual payment amounts are based on the Company's achievement of annual earnings objectives and individual performance objectives at fiscal year-end. The targeted percentage of base salary is as follows: Mr. Wolford -- 50%; Mr. Smith -- 50%; Mr. Meyers -- 50%; Mr. Phillips -- 50%; and Mr. Gibbons -- 30%. Messrs. Wolford and Smith were not eligible for the AIAP for fiscal 1997.


  Stock Purchase Plan


     The Del Monte Foods Company Employee Stock Purchase Plan was approved on August 4, 1997 and amended on November 4, 1997. Under the Plan, key employees are allowed to purchase up to $5 million in common stock. To date, 454,146 shares of the Company's common stock have been purchased by and issued to eligible employees.

  Stock Incentive Plans


     The Del Monte Foods Company 1997 Stock Incentive Plan was approved on August 4, 1997 and amended on November 4, 1997. Under the 1997 Stock Incentive Plan, grants of incentive stock options and nonqualified stock options representing 1,784,980 shares of common stock may be made to key employees. With the exception of options for 151,701 shares issued to Mr. Bailey on January 19, 1998, the options were granted at an exercise price equal to the fair market value of the shares at the time of such grant and have a ten-year term. Two different vesting schedules have been approved under the 1997 Stock Incentive Plan. The first provides for annual vesting on a proportionate basis over five years and the second provide for monthly vesting on a proportionate basis over four years. As of November 30, 1998, options for 1,690,162 shares of common stock are held by eligible employees. It is not anticipated that any additional options will be granted pursuant to this plan.



     The Del Monte Foods Company 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan") was adopted initially as the Del Monte Foods Company 1998 Stock Option Plan by the Board of Directors on April 24, 1998 and was modified by the Board of Directors on September 23, 1998. Under the 1998 Stock Incentive Plan, grants of incentive and nonqualified stock options ("Options"), stock appreciation rights ("SARs") and stock bonuses (together with Options and SARs, "Awards") representing 3,195,687 shares of common stock may be made to employees of the Company. Subject to certain limitations, the Compensation Committee has authority to grant Awards under the 1998 Stock Incentive Plan and to set the terms of any Awards. The Chief Executive Officer also has limited authority to grant Awards. As of December 4, 1998, Options for 1,824,433 shares have been granted under the 1998 Stock Incentive Plan.


  The Del Monte Retirement Plan for Salaried Employees

     The Del Monte Corporation Retirement Plan for Salaried Employees (the "Del Monte Corporation Retirement Plan"), which became effective as of January 1, 1990, is a non-contributory defined benefit retirement plan covering salaried employees of the Company. Credits are made monthly to each participant's personal retirement account ("PRA") consisting of a percentage of that month's eligible compensation, plus interest on his or her account balance. A participant is fully vested upon completion of five years of service.

     The percentage of monthly compensation credited varies according to age as follows:

                                             ALL MONTHLY       MONTHLY COMPENSATION
              PARTICIPANT AGE                COMPENSATION   ABOVE SOCIAL SECURITY BASE
              ---------------                ------------   --------------------------
Below 35...................................      4.0%                  3.0%
35 but below 45............................      5.0                   3.0
45 but below 55............................      6.0                   3.0
55 and over................................      7.0                   3.0


     The Del Monte Corporation Retirement Plan was amended effective January 1, 1998 to change the interest credit from 110% of the U.S. Pension Benefit Guaranty Corporation ("PBGC") rate to the yield on the 12-month Treasury Bill rate plus 1.5%. In addition, the factors for annuity conversions were changed from specific Company factors to factors based on 30-year Treasury Bond yields and an Internal Revenue Service ("IRS") specified mortality table. A participant's annual age 65 annuity benefit will be the greater of an annuity based on (i) the credit balance as of December 31, 1997 increased by interest credits (and not compensation credits) of 110% of the December 31, 1997 PBGC rate divided by 8.2; or (ii) the credit balance at the time of retirement using an annuity factor based on 30-year Treasury Bond yields and an IRS specified mortality table. Alternatively, a participant at retirement or other termination of employment may elect a lump sum distribution of his or her account balance.


     Participants who, as of January 1, 1988, were at least age 40 with ten or more years' service, or at least age 55 with five or more years' service, are eligible to receive an alternative retirement benefit that is based on the terms of the prior Del Monte Corporation Retirement Plan. For credited service after December 31, 1981, such participants have accrued an annual benefit of 1.75% of average final compensation multiplied by years of credited service. Average final compensation is the participant's highest five years' average compensation during his or her last ten years of credited service. Compensation generally includes base salary and awards under the AIAP but not other forms of incentive compensation. The amount determined by this alternative benefit formula is reduced by 0.75% of the participant's Social Security benefit, multiplied by years of credited service. For credited service prior to January 1, 1982, a similar benefit formula is applied.



     The Del Monte Corporation Retirement Plan was amended effective April 30, 1992 to cease recognition of any future credited service or average final compensation under the alternative retirement benefit. At retirement, a participant who was eligible for the alternative retirement benefit will receive an annual retirement benefit equal to the greater of the retirement benefit determined by his or her PRA, or his or her alternative retirement benefit based on compensation and credited service to April 30, 1992. Alternatively, a participant may elect the greater of a lump sum distribution of his or her PRA account balance or the actuarial equivalent lump sum of the age 65 alternative benefit.


     Nonqualified Retirement Plans. Effective January 1, 1990, the Company established the Del Monte Corporation Additional Benefits Plan and the Del Monte Corporation Supplemental Benefits Plan (the "Nonqualified Retirement Plans"). The Nonqualified Retirement Plans are "top hat" and "excess" benefit plans designed to provide benefits in excess of those otherwise permitted under the Del Monte Corporation Retirement Plan and the Del Monte Corporation Savings Plan (which is qualified under Section 401(k) of the Internal Revenue Code) by Sections 401(a)(17) and 415 of the Internal Revenue Code. The Nonqualified Retirement Plans also provide benefits in respect of certain amounts of severance not taken into account under the Del Monte Corporation Retirement Plan or the Del Monte Corporation Savings Plan. Employees who participate in the Del Monte Corporation Retirement Plan or the Del Monte Corporation Savings Plan are generally eligible to participate in the Nonqualified Retirement Plans. Benefits under the Nonqualified Retirement Plans are unfunded and paid from the general assets of the Company.

     Set forth below are the estimated annual benefits payable at age 65 (assuming lump sum payments are not elected) under the Del Monte Corporation Retirement Plan and the Nonqualified Retirement Plans:


                                                YEAR ATTAINING     ESTIMATED ANNUAL
                 PARTICIPANT                        AGE 65       RETIREMENT BENEFIT(A)
                 -----------                    --------------   ---------------------
Mr. Wolford...................................       2009              $125,819
Mr. Smith.....................................       2012               127,143
Mr. Phillips..................................       2002                28,260
Mr. Meyers....................................       2010               186,356
Mr. Gibbons...................................       2012               178,762


---------------

(a) The estimated annual retirement benefits shown assumes no increase in compensation or AIAP and interest credits of 6.68%.


     Employment Arrangements. During fiscal 1998, the Company had employment agreements with each of Messrs. Wolford, Smith, Meyers, Phillips and Gibbons. The following summaries of the material provisions of the employment agreements with Mr. Wolford and Mr. Smith (the "Wolford/Smith Employment Agreements"), the employment agreement with Mr. Meyers (the "EVP Employment Agreement") and the employment agreement with Mr. Phillips (the "Phillips Employment Agreement") do not purport to be complete and are qualified in their entirety by reference to such agreements. The Company has filed employment agreements of Messrs. Wolford, Smith, Meyers, Phillips and Gibbons as exhibits to the registration statement for this offering.



     On March 16, 1998, Del Monte entered into employment agreements with Mr. Wolford and Mr. Smith as Chief Executive Officer and Chief Operating Officer, respectively. The Wolford/Smith Employment Agreements are for an indefinite term. Under the terms of the Wolford/Smith Employments Agreements, if the employment of Mr. Wolford or Mr. Smith is terminated by Del Monte for any reason other than for cause or by such executive for any reason, he would be entitled to continue to receive his base salary and target award under the AIAP (50% of base salary) and to participate in certain employee welfare benefit plans and programs of the Company for up to two years after the date of such termination of employment, subject to his not competing with the Company, not soliciting employees of the Company and not disclosing proprietary or confidential information of the Company and subject to his signing a general release and waiver with respect to certain claims he may have against the Company.



     The EVP Employment Agreement is for an indefinite term. Specifically, the EVP Employment Agreement provides that if the executive's employment terminates for any reason other than for Cause (as defined) or if the executive resigns for Good Reason (as defined), such executive would receive as severance, subject to the executive's not competing with the Company or disclosing confidential information or trade secrets of the Company, severance payments over a three-year period commencing on the date of such termination or resignation. The aggregate amount of the severance payable to the executive over such three-year period would equal two times the sum of (i) the executive's highest annual base salary in effect during the 12-month period prior to such termination or resignation and (ii) the target award (50% of annual base salary) under the AIAP (or successor thereto) for the year in which such termination or resignation occurs (or, if greater, the amount of the award for the next preceding year). In addition, the executive would receive a pro rata annual bonus under the AIAP for the year in which such termination or resignation occurs and would be entitled to participate in the employee benefit plans and programs maintained by the Company in which the executive participates until the earlier of (i) the end of the three-year period and (ii) such time as the executive is covered by comparable programs of a subsequent employer.



     The Phillips Employment Agreement is for an indefinite term. The Phillips Employment Agreement provides that if Mr. Phillips' employment terminates for any reason other than for Cause (as defined) or if Mr. Phillips resigns for Good Reason (as defined), Mr. Phillips would receive as severance three months of his then current base pay. In addition, if Mr. Phillips executes and delivers to the Company a written agreement confirming his commitment not to compete with the Company and not to disclose confidential information or trade secrets of the Company, the Company would then provide Mr. Phillips severance payments over an 18-month period commencing on the date of such termination or resignation. The aggregate amount of the severance payable to Mr. Phillips over such 18-month period would equal the sum of (i) Mr. Phillips' highest annual rate of base salary in effect during the 12-month period prior to such termination or resignation and (ii) the target award under AIAP (or successor thereto) for the year in which such termination or resignation occurs (or, if greater, the amount of the award for the next preceding year of employment). In addition, Mr. Phillips would receive a pro rata annual bonus under the AIAP for the year in which such termination or resignation occurs and would be entitled to participate in the employee benefit plans and programs maintained by the Company in which Mr. Phillips participates until the earlier of (i) the end of the 18-month period or (ii) such time as Mr. Phillips is covered by comparable programs of a subsequent employer.



     Mr. Gibbons' employment agreement is similar to that of Mr. Phillips except that it does not require Mr. Gibbons to execute an agreement not to compete or disclose confidential information in order to receive severance payments over an 18-month period.


DIRECTORS' COMPENSATION


     Under Company policy, Messrs. Boyce, Bruer, Foley and Haycox and Ms. O'Leary will each receive $25,000 per year to be paid in cash or in common stock, at the option of the director. Each of these directors will also receive $2,000 for each committee meeting of the Board of Directors attended in person.



     In February 1998, the Company adopted a stock incentive plan with terms substantially identical to the terms of the Del Monte Foods 1997 Stock Incentive Plan for the benefit of directors and independent contractors of the Company. Pursuant to that plan, Mr. Boyce received options representing 148,828 shares of common stock.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During the period following consummation of the Company's recapitalization through the end of Del Monte's last completed fiscal year, Del Monte did not have a compensation committee or other board committee performing equivalent functions. During that period, the entire Board of Directors had authority to consider executive compensation matters. The membership of the Board of Directors during that period is described under "-- Directors and Executive Officers" above. No person who was an officer, employee or former officer of Del Monte or any of its subsidiaries participated in deliberations of Del Monte's Board of Directors concerning executive officer compensation.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the common stock as of December 15, 1998, and as adjusted to reflect the sale of the shares offered hereby (i) by each person who is known by the Company to own beneficially more than 5% of the common stock; (ii) by each of the Company's directors; (iii) by each of the executive officers of the Company identified in the table set forth under the heading
"Management -- Executive Compensation;" and (iv) by all executive officers and directors as a group.



                                                SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                  OWNED PRIOR TO              OWNED AFTER
                                                    OFFERING(A)               OFFERING(B)
            NAME AND ADDRESS OF               -----------------------   ------------------------
              BENEFICIAL OWNER                  NUMBER     PERCENT(C)     NUMBER      PERCENT(C)
            -------------------               ----------   ----------   -----------   ----------
TPG Partners, L.P...........................  24,682,808(d)    69.5%
  201 Main Street, Suite 2420
  Fort Worth, TX 76102
TPG Parallel I, L.P.........................   2,459,828(d)     6.9
  201 Main Street, Suite 2420
  Forth Worth, TX 76102
399 Venture Partners, Inc...................   2,490,046       7.0
  399 Park Avenue, 14th Floor
  New York, NY 10043
Richard W. Boyce............................     148,828(e)     0.4
Richard G. Wolford..........................     937,110(f)     2.6
Wesley J. Smith.............................     724,110(g)     2.0
Timothy G. Bruer............................          --        --
Al Carey....................................       3,161(h)     0.0
Patrick Foley...............................       4,655(h)     0.0
Brian E. Haycox.............................       5,363(h)     0.0
Denise M. O'Leary...........................       4,809(h)     0.0
William S. Price, III.......................          --(d)      --
Jeffrey A. Shaw.............................          --        --
David L. Meyers.............................     277,586(i)     0.8
Glynn M. Phillips...........................      90,651(j)     0.3
Thomas E. Gibbons...........................      74,578(k)     0.2
All executive officers and directors as a
  group (19 persons)........................  29,962,064(l)    78.8


---------------

(a) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.



(b) Assumes no exercise of underwriters' overallotment option.


(c) Calculated excluding all shares issuable pursuant to agreements, options or warrants of Del Monte, except as to each individual, entity or group, the shares issuable to such individual, entity or group pursuant to agreements, options or warrants of Del Monte, as described below in notes (e) through
    (k), as the case may be.

(d) TPG Partners, L.P. and TPG Parallel I, L.P. are entities affiliated with William S. Price, III. Mr. Price disclaims beneficial ownership of all shares owned by such entities.

(e) Includes 148,828 shares issuable upon exercise of options issued to Mr.
    Boyce.


(f) Includes 870,071 shares issuable upon exercise of options.



(g) Includes 657,071 shares issuable upon exercise of options.

(h) Messrs. Carey and Foley and Ms. O'Leary currently receive shares of common stock in lieu of cash for their directors' fees. See "-- Directors' Compensation."



(i) Includes 229,701 shares issuable upon exercise of options.



(j) Includes 71,497 shares issuable upon exercise of options.



(k) Includes 53,317 shares issuable upon exercise of options.



(l) Includes all shares held by entities affiliated with a director as described in note (d) above and all shares issuable by Del Monte pursuant to arrangements as described in notes (e) through (j) above.



     The Company has granted the underwriters an option to purchase up to additional shares of common stock solely to cover overallotments.



     The 35,496,944 shares of common stock issued to and owned by TPG and other existing stockholders prior to this offering were originally acquired in connection with the Company's recapitalization and the Contadina Acquisition for total consideration of approximately $182 million, or $5.13 per share, as
compared with new investors who will pay approximately $     million, or $
per share, for the           shares of common stock that Del Monte is offering
(assuming an initial public offering price of $          per share).
Accordingly, TPG and other existing stockholders will benefit from an
appreciation of $          per share of common stock (approximately $
million in the aggregate) in the value of their shares of common stock as a result of this offering (assuming an initial public offering price of
$          per share and no exercise of the underwriters' overallotment option).
See "Dilution."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In connection with the Company's recapitalization, the Company entered into a ten-year agreement dated April 18, 1997 (the "Management Advisory Agreement") with TPG. Under this agreement, TPG is entitled to receive an annual fee from the Company for management advisory services equal to the greater of $500,000 and 0.05% of the budgeted consolidated net sales of the Company for each fiscal year under the contract term. In addition, the Company has agreed to indemnify TPG, its affiliates and shareholders, and their respective directors, officers, controlling persons, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by TPG thereunder. This indemnification may not extend to actions arising under the U.S. federal securities laws. This agreement of TPG makes its resources available concerning a variety of financial and operational matters, including advice and assistance in reviewing the Company's business plans and its results of operations and in evaluating possible strategic acquisitions, as well as providing investment banking services in identifying and arranging sources of financing. The agreement does not specify a minimum number of TPG personnel who must provide such services or the individuals who must provide them. It also does not require that a minimum amount of time be spent by such personnel on Company matters. The Company cannot otherwise obtain the services that TPG will provide without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under this agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.



     In connection with the recapitalization, the Company entered into a ten-year advisory agreement dated April 18, 1997 with TPG. Under this agreement, TPG received a cash financial advisory fee of approximately $8.4 million upon the closing of the recapitalization as compensation for its services as financial advisor for the recapitalization. These services included assistance in connection with the evaluation of the fairness of the recapitalization and the valuation of the Company for those purposes. TPG also is entitled to receive a fee of 1.5% of the "transaction value" for each transaction in which the Company is involved, which may include acquisitions, refinancings and recapitalizations. The term "transaction value" means the total value of any subsequent transaction, including, without limitation, the aggregate amount of the funds required to complete the subsequent transaction (excluding any fees payable pursuant to this advisory agreement and fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such transaction) including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding). The advisory agreement includes indemnification provisions similar to those described above. These provisions may not extend to actions arising under the U.S. federal securities laws. In connection with the Contadina Acquisition, TPG received from the Company a transaction fee of approximately $3 million, and approximately $500,000 in connection with the South America Acquisition. In connection with this offering, TPG expects to
receive approximately          million as compensation for its services as
financial advisor. In management's opinion, the fees provided for under the advisory agreement reasonably reflect the benefits received and to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.



     In connection with the recapitalization, Del Monte and the holders of the Common Stock, including TPG and 399 Venture Partners, Inc., an affiliate of one of the Company's bank lenders, entered into a stockholders' agreement dated as of April 18, 1997. Among other things, the stockholders' agreement (i) imposes certain restrictions on the transfer of shares of common stock by such holders; and (ii) gives such holders registration rights under certain circumstances. Del Monte will bear the costs of preparing and filing any such registration statement and will indemnify and hold harmless, to the extent customary and reasonable, holders selling shares covered by such a registration statement. Directors and members of management of the Company to date have received 465,639 restricted shares of common stock, which are subject to stockholders' agreements with the Company which impose similar restrictions.


     As set forth in the Merger Agreement, an affiliate of 399 Venture Partners, and certain current and former employees of an affiliate of 399 Venture Partners, received approximately $7.9 million, and $215,000, respectively, in return for shares of Del Monte preferred stock which were surrendered and were cancelled by virtue of the Merger. Since the beginning of fiscal 1996, in connection with certain interest rate protection transactions, the Company has also paid fees and made other payments to banking and other affiliates of 399 Venture Partners totaling approximately $442,000, consisting of fees for banking services. In addition, in consideration of advisory services rendered and its participation in connection with the recapitalization, the Company paid to 399 Venture Partners a transaction advisory fee of approximately $900,000. The Company believes that the terms of these transactions were comparable to those obtainable in an arm's-length transaction with a disinterested third party.


     The employment of Mr. Haycox pursuant to the CEO Agreement was terminated effective as of April 18, 1997. Mr. Haycox continued to receive the salary that he would have earned pursuant to the CEO Agreement until September 1997. In September 1997, the Company paid to Mr. Haycox a lump sum payment of salary. Such lump sum payment was $250,000, which was equal to the base salary that Mr. Haycox would have earned pursuant to the CEO Agreement between the date the lump sum payment was made and December 31, 1997. The Company believes that the terms of these transactions were comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.


     During the second and third quarters of fiscal 1998, the Company sold shares of common stock to certain key employees, including the executive officers of the Company, pursuant to the Company's Employee Stock Purchase Plan. See "Management -- Employment and Other Arrangements -- Stock Purchase Plan." Messrs. Wolford and Smith each borrowed $175,000 from the Company in order to acquire a portion of the stock purchased by him pursuant to such plan, all of which remains outstanding. At September 30, 1998, these loans bore interest at a rate of 5.41%, which rate is adjusted semi-annually. These loans are evidenced by promissory notes that are secured by a pledge of the stock purchased with the proceeds of the loans. The Company extended these loans in accordance with applicable law governing transactions by a corporation with its officers. The Company cannot predict whether the terms of such transactions, if made with a disinterested third party, would be more or less favorable to Messrs. Wolford and Smith. The Company has no reason to believe that such terms would be less favorable. The Bank Financing limits the ability of the Company to make loans or advances to employees to a maximum amount outstanding at any time of $5 million. Aside from the loans to Messrs. Wolford and Smith, the Company has made no such loans or advances to any of its directors, officers or employees. Any vote by the party receiving any loan must be made in accordance with Delaware law.



     Certain conflicts of interest could arise as a result of the relationship between the Company and TPG. Messrs. Price and Shaw, each a partner of TPG, and Mr. Boyce, an officer of a company that provides management services to TPG, are also directors of the Company. None of the Company's management is affiliated with TPG. Following this offering, TPG will continue to have the power to control the management and policies of the Company and matters requiring stockholder approval. TPG may be subject to a conflict of interest in allocating acquisition or other business opportunities between the Company and other entities in which TPG has substantial investments. Although currently TPG has no investment in any entity that competes directly with the Company, it may in the future make such an investment.


     The Company will address any conflicts of interest and future transactions it may have with its affiliates, including TPG, or other interested parties in accordance with applicable law. Delaware law provides that any transaction with any director or officer or other entity in which any of the Company's directors or officers are also directors or officers, or have a financial interest, will not be void or voidable solely due to the fact of the interest or affiliation, nor because the votes of interested directors are counted in approving the transaction, so long as (i) the material facts of the relevant party and its interest are disclosed to the Board of Directors or the stockholders, as applicable, and the transaction is approved in good faith by a majority of the disinterested directors or by a specific vote of the stockholders, as applicable; or (ii) the transaction is fair to the Company at the time it is authorized, approved or ratified.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The following description summarizes Del Monte's capital stock and does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of incorporation, a copy of which has been filed as an exhibit to the registration statement.


COMMON STOCK


     The certificate of incorporation authorizes the issuance of an aggregate of 500,000,000 shares of common stock. Upon consummation of this offering, of those
authorized shares of common stock,                  will be validly issued,
fully paid and nonassessable. Prior to the consummation of this offering, there were 45 holders of record of common stock.



     The holders of the shares of common stock are entitled to receive, when, as and if declared by the Board of Directors out of legally available funds, dividends and other distributions in cash, shares or property of the Company. Dividends or distributions so declared by the Board will be paid ratably in proportion to the number of shares held by the holders of common stock.



     In the case of the voluntary or involuntary liquidation, dissolution or winding up of Del Monte, after payment of the creditors of Del Monte, the remaining assets and funds of Del Monte available for distribution to Del Monte's stockholders shall be divided among and paid ratably to the holders of the shares of common stock.



     Except as provided by statute or the certificate of incorporation, holders of the common stock have the sole right and power to vote on all matters on which a vote of Del Monte's stockholders is to be taken. At every meeting of the stockholders, each holder of common stock is entitled to cast one vote provided such holder is present in person or by proxy for each share of common stock standing in his or her name as of the record date for such a vote.



     The holders of common stock are entitled, by a majority vote of those present, to nominate and thereafter elect and remove directors to and from the Board.


PREFERRED STOCK


     The certificate of incorporation authorizes the issuance of an aggregate of 2,000,000 shares of preferred stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding.



     Del Monte's Board of Directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Del Monte before any payment is made to the holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Del Monte's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.



     Prior to the consummation of this offering, there were approximately 37,253 shares of Series A Preferred Stock outstanding. The Company intends to use a portion of the proceeds of this offering to redeem these shares. See "Use of Proceeds."


     The Series A Preferred Stock accumulates dividends at the rate of 14% per annum, which dividends are payable in cash or additional shares of Series A Preferred Stock, at the option of Del Monte, subject to availability of funds and the terms of its indebtedness. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share, and may be redeemed at the option of Del Monte, in whole at any time or in part from time to time, at a redemption price ranging from 103% of the liquidation preference, if redeemed prior to October 1998, to 100% of the liquidation preference, if redeemed after October 2000, plus accumulated and unpaid dividends to the redemption date. Del Monte must redeem all outstanding shares of Series A Preferred Stock on April 18, 2008 at such redemption price. In certain other circumstances, including the occurrence of a change of control of Del Monte, the holders of the Series A Preferred Stock have the right to require Del Monte to repurchase said shares at 101% of the liquidation preference, plus accumulated and unpaid dividends to the redemption date. Holders of Series A Preferred Stock do not have any voting rights with respect thereto, except for those provided under applicable law, the right to elect, as a class, two directors of Del Monte in the event that six consecutive quarterly dividends are in arrears and class voting rights with respect to transactions adversely affecting the rights, preferences or powers of the Series A Preferred Stock. In January 1998, TPG sold approximately 93% of its holdings of Series A Preferred Stock to unaffiliated investors, and TPG holds approximately 1,315 shares of the approximately 37,253 shares of Series A Preferred Stock outstanding.



CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS



     The certificate of incorporation provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling share interest. The classified board provision is designed to have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Del Monte and to increase the likelihood that incumbent directors will retain their positions. See "Management."



     The certificate of incorporation provides that stockholder action can be taken only at a general meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The bylaws provide that, except as otherwise required by law, general meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board or by the Chairman of the Board. Stockholders are not permitted to call a general meeting or to require the Board to call a general meeting.



     The bylaws establish an advance notice procedure for stockholder proposals to be brought before a general meeting of stockholders, including proposed nominations of persons for election to the Board.



     Stockholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Del Monte's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the certificate of incorporation does not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a general meeting, the certificate of incorporation may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Del Monte.



     The certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to Del Monte.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     The summaries of the indebtedness contained herein do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto, copies of which have been filed as exhibits to the registration statement for this offering.


BANK FINANCING


     The Bank Financing consists of the Revolving Credit Facility and the Term Loan Facility. The principal terms of the Bank Financing are summarized below.



  Revolving Credit Facility



     The Revolving Credit Facility provides for revolving loans in an aggregate amount of $350 million, including a letter of credit sublimit of $70 million and a "swingline loan" sublimit of $25 million (representing funds that DMC may borrow with only limited advance notice). Amounts available under the Revolving Credit Facility are subject to certain borrowing base limitations based upon, among other things, the amounts and applicable advance rates in respect of DMC's eligible accounts receivable and eligible inventory. Interest rates per annum applicable to amounts outstanding under the Revolving Credit Facility are currently, at DMC's option, either (i) the Base Rate (as defined) plus 1.00% (the "Applicable Base Rate Margin") or (ii) the reserve adjusted Offshore Rate (as defined) plus 2.00% (the "Applicable Offshore Rate Margin"). The margins on outstanding balances under the Revolving Credit Facility are subject to quarterly adjustment. In addition, DMC currently is required to pay to lenders under the Revolving Credit Facility a commitment fee (the "Commitment Fee") of 0.425%, payable quarterly in arrears, on the unused portion of such Revolving Credit Facility. DMC currently is also required to pay to lenders under the Revolving Credit Facility letter of credit fees (collectively, the "Letter of Credit Fees") of 1.50% for commercial letters of credit and 2.00% for all other letters of credit, as well as an additional fee in the amount of 0.25% to the bank issuing such letters of credit. Upon attainment of certain levels of the Senior Debt Ratio (as defined), such Applicable Base Rate Margin and Applicable Offshore Rate Margin, as well as the Commitment Fee and Letter of Credit Fees, will be adjusted. At September 30, 1998, borrowings under the Revolving Credit Facility were $202 million, and the weighted average interest rate thereon was approximately 7.66%.



  Term Loan Facility



     At September 30, 1998, the outstanding principal amounts of the Tranche A and B term loans were $193 million and $229 million, respectively, and the weighted average rate on the Term Loan Facility was approximately 8.17%. Interest rates per annum applicable to the Tranche A term loan are currently, at DMC's option, either (i) the Base rate plus the Applicable Base Rate Margin, or
(ii) the Offshore Rate plus the Applicable Offshore Rate Margin. Upon attainment of certain levels of the Senior Debt Ratio, such Applicable Base Rate Margin and Applicable Offshore Rate Margin will be adjusted. Interest rates applicable to the Tranche B term loan rate are, at DMC's option, either (i) the Base Rate plus 2.00% or (ii) the Offshore Rate plus 3.00%.



     Consummation of the Contadina Acquisition required certain amendments under the Bank Financing agreements to permit additional funding under the existing Tranche B term loan in an amount of $50 million. Amortization of the additional Tranche B term loan amount is incremental to scheduled amortization of the existing Tranche B term loan. Such additional amortization commenced in the second quarter of fiscal 1999 in a quarterly amount equal to $0.1 million, with such amortization increasing in the fourth quarter of fiscal 2004, through the third quarter of fiscal 2005, to $11.8 million per quarter.



  Amortization/Prepayment



     The Revolving Credit Facility terminates March 31, 2003. The existing Tranche A term loan matures March 31, 2003, and is subject to quarterly amortization, commencing with the first quarter of fiscal 1999, in the quarterly amounts of $7.50 million, $8.75 million, $10.00 million and $11.25 million during the fiscal years 1999 through 2002, respectively, and $16.67 million per quarter for the first three quarters of fiscal 2003. The existing Tranche B term loan matures March 31, 2005, and is subject to quarterly amortization, commencing with the third quarter of fiscal 1998, in the quarterly amount of $0.45 million, with such amortization increasing to $42.19 million per quarter in the fourth quarter of fiscal 2004 through the first three quarters of fiscal 2005. The incremental amortization which results from the additional Tranche B term loan is described in the paragraph immediately above. With certain exceptions, as set forth in the Bank Financing agreements, DMC will be required to make prepayments under both the Revolving Credit Facility and the Term Loan Facility from excess cash flow, asset sales, issuance or condemnation proceedings and issuances of debt and equity securities, including the Offering.



  Guarantees and Collateral



     Del Monte has guaranteed DMC's obligations under the Bank Financing. DMC's obligations are secured by substantially all personal property of DMC. Del Monte's guarantee is secured by a pledge of the stock of DMC. DMC's obligations also are secured by first priority liens on certain of its unencumbered real property fee interests.



  Covenants



     Pursuant to the terms of the Bank Financing, DMC is required to meet certain financial tests, certain of which are set forth below. In addition, DMC has covenanted that, among other things, it will limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers, prepayment of other indebtedness, liens and encumbrances and other matters customarily restricted in loan agreements.



     The following is a summary of certain financial tests which currently apply under the Bank Financing (capitalized terms have the meanings set forth in the Bank Financing):



     Minimum Fixed Charge Coverage Ratio. The Fixed Charge Coverage Ratio (a ratio of EBITDA to certain interest expense and scheduled principal payments under the Term Loan Facility) for any Computation Period may not be less than
1.2 times through September 26, 1999, increasing over specified periods to 1.5 times at June 30, 2004 and thereafter.



     Maximum Senior Debt Ratio. The Senior Debt Ratio (a ratio of outstanding debt other than subordinated debt to EBITDA) for any Computation Period may not exceed 5.00 times through March 28, 1999, decreasing over specified periods to
2.25 times at June 30, 2003 and thereafter.



     Maximum Total Debt Ratio. The Total Debt Ratio (a ratio of total indebtedness to EBITDA) on the last day of any fiscal year may not exceed 5.50 times through June 30, 1999, decreasing at specified dates to 3.50 times at June 30, 2003 and thereafter.



     Maximum Capital Expenditures. The aggregate amount of all Capital Expenditures by the Company for any fiscal year may not exceed $50 million at June 30, 1999, varying during specified periods to $40 million at June 30, 2001 and thereafter.



     Minimum EBITDA. EBITDA for Del Monte for any Computation Period may not be less than $120 million through March 28, 1999, increasing over specified periods to $155 million at June 30, 2002 and thereafter.



  Events of Default



     The Bank Financing contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain events of bankruptcy and insolvency, ERISA judgement defaults, failure of any guaranty or security agreement supporting DMC's obligations under the Bank Financing to be in full force and effect and a change of control of Del Monte or DMC.

THE DMC NOTES AND THE DEL MONTE NOTES


     On April 15, 1997, DMC issued and sold $150 million principal amount of 12 1/4% Senior Subordinated Notes due 2007 (the "Original DMC Notes"). On December 17, 1997, Del Monte issued and sold $230 million principal amount at maturity of 12 1/2% Senior Discount Notes due 2007 (the "Original Del Monte Notes"). Such notes were initially sold pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Regulation S thereunder and applicable state securities laws. On July 31, 1997, DMC completed an exchange offer whereby the Original DMC Notes were exchanged into the DMC Notes, which are registered under the Securities Act with terms substantially identical to the Original DMC Notes. On September 25, 1998, Del Monte completed an exchange offer whereby the Original Del Monte Notes were exchanged into the Del Monte Notes, which are registered under the Securities Act with terms substantially identical to the Original Del Monte Notes.



     The DMC Notes and Del Monte Notes will mature on April 15, 2007 and December 15, 2007, respectively. Interest accrues at the rate of 12 1/4% and 12 1/2% per annum on the DMC Notes and the Del Monte Notes, respectively. Interest is payable on the DMC Notes in cash, while interest on the Del Monte Notes accretes until December 15, 2002, after which date interest is payable in cash. Payment of principal, premium and interest on the DMC Notes is subordinated, as set forth in the indenture governing the DMC Notes, to the prior payment in full of DMC's senior debt. The obligations of DMC under the DMC Notes are unconditionally guaranteed on a senior subordinated basis by Del Monte. The DMC Notes and Del Monte Notes are redeemable in whole or in part by DMC and Del Monte, respectively, in certain circumstances, including upon a change of control of Del Monte.


     The indentures for the Del Monte Notes and the DMC Notes contain various restrictive covenants that limit the ability of Del Monte and DMC and their subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur certain types of indebtedness, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments, merge or consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Del Monte and DMC.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS


     The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a person that, for U.S. federal income tax purposes, is not a U.S. Person (a "non-U.S. holder"). For purposes of this section, a "U.S. Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions, and the term "United States" means the United States of America (including the States and the District of Columbia).



     THE DISCUSSION DOES NOT CONSIDER SPECIFIC FACTS AND CIRCUMSTANCES THAT MAY BE RELEVANT TO A PARTICULAR NON-U.S. HOLDER'S TAX POSITION AND DOES NOT CONSTITUTE AND IS NOT BASED UPON AN OPINION OF TAX COUNSEL. ACCORDINGLY, EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.


DIVIDENDS


     Dividends paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis.


GAIN ON DISPOSITION OF COMMON STOCK


     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain realized on a disposition of common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and (b) in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.


FEDERAL ESTATE TAXES


     Common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.


U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX


     U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on common stock to a non-U.S. holder at an address outside the United States, except that with regard to payments made after December 31, 1999, a non-U.S. holder will be entitled to such an exemption only if it provides a Form W-8 (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker
(i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) is a "controlled foreign corporation" as to the United States or (iv) with respect to payments made after December 31, 1999, is a foreign partnership that, at any time during its taxable year is 50% or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no public market for the shares of common stock. An active trading market for the common stock may not develop or be sustained. Further, Del Monte cannot predict the effect, if any, of sales under Rule 144 under the Securities Act or otherwise of "restricted" shares of common stock or the availability of restricted shares of common stock for sale in the public market. Sales of a substantial number of shares of common stock in the public market following this offering could adversely affect the market price of the shares of common stock prevailing from time to time.



     Upon completion of this offering, Del Monte will have           shares of
common stock outstanding (assuming no exercise of the underwriters'
overallotment option). Of these shares, the           shares sold in this
offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an "affiliate" of Del Monte, as that term is defined by the Securities Act, which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. Substantially all of the remaining outstanding shares of common stock will be owned by TPG and other existing stockholders of Del Monte and will be "restricted securities" as defined in Rule 144. "Restricted securities" may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration.



     Each of Del Monte, TPG and certain other stockholders of Del Monte and each of the directors and executive officers of Del Monte have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, engage in specified transactions relating to the common stock. See "Underwriters."



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding (approximately shares immediately after this offering); or (ii) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about Del Monte. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell the shares without complying with the manner of sale, public information requirements, volume limitations or notice requirements of Rule 144. Accordingly, subject to the contractual restrictions described above in the case of Del Monte, the "restricted" shares of common stock held by TPG will be eligible for sale in the public market without registration under the Securities Act, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.



REGISTRATION RIGHTS AGREEMENTS



     Under a registration rights agreement between the Company and TPG Partners, the Company has granted TPG Partners the right to require the Company to register shares of common stock held by TPG Partners and its affiliates for public sale (a "demand registration"). So long as TPG Partners and its affiliates continue to hold at least 5% of the outstanding shares of common stock, TPG will have the right to request one demand registration in each nine-month period pursuant to the stockholders' agreement among some of the current stockholders of the Company. In the event that the Company registers shares of common stock held by TPG, the Company would also be required to register shares of common stock held by other stockholders of the Company upon their request. See "Certain Relationships and Related Transactions."


     The Company is required to pay all expenses (other than underwriting discounts and commissions) incurred by TPG in connection with each demand registration.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited and Goldman Sachs International Limited are acting as international representatives, have severally agreed to purchase, and Del Monte has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:



                                                                NUMBER
                            NAME                              OF SHARES
                            ----                              ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Goldman, Sachs & Co.......................................

                                                              ----------
     Subtotal...............................................
                                                              ----------

International Underwriters:
  Morgan Stanley & Co. International Limited................
  Goldman Sachs International Limited.......................

                                                              ----------
     Subtotal...............................................
                                                              ----------
          Total.............................................
                                                              ==========



     The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the Company and subject to prior sale. The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the underwriters' over allotment option described below) if any of such shares are taken.



     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each international underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian Person. With respect to any underwriter that is a U.S. underwriter and an international underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and (ii) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and international underwriters. As used herein, "United States or Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of common stock to be purchased by the underwriters under the Underwriting Agreement are referred to herein as the "shares."



     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.



     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.



     Pursuant to the Agreement Between U.S. and International Underwriters, each international underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.



     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          a share under the public offering price. Any
underwriter may allow, and such dealers may reallow, a concession not in excess
of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms described above may from time to time be varied by the representatives.



     Del Monte has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with this offering. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters'
option is exercised in full, the total price to the public would be $          ,
the total underwriters' discounts and commissions would be $          , and
total proceeds to Del Monte would be $          .



     The underwriters have informed Del Monte that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.



     The common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange and the Pacific Exchange under the symbol "DLM."



     Each of Del Monte, TPG and certain other stockholders of Del Monte and each of the directors and executive officers of Del Monte have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of the shares to the underwriters, (y) the issuance by Del Monte of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus or (z) transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering.



     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover overallotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.



     Pursuant to the application of the net proceeds of the offering, certain of the underwriters or affiliates of the underwriters may receive in the aggregate an amount greater than 10% of the net proceeds of this offering. Accordingly, the underwriting arrangements for the offering will be made in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), which provides that, among other things, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, A.G. Edwards & Sons, Inc. will serve in such role and will recommend a price in compliance with the Conduct Rules of the NASD. In connection with the offering, A.G. Edwards & Sons, Inc., in its role as a qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of the prospectus and the registration statement.


     From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, certain financial advisory services to Del Monte and its subsidiaries for which they have received customary fees and commissions.

     Del Monte and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

DIRECTED SHARE PROGRAM


     At the request of Del Monte, the underwriters have reserved for sale, at
the initial offering price, up to           shares, which may be offered to
directors, officers, employees, retirees and related persons of Del Monte. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Such related persons include officers, partners and principals of independent brokers that represent the Company's products to the grocery trade. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.


PRICING OF THE OFFERING


     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between Del Monte and the U.S. representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.


                                 LEGAL MATTERS


     The validity of the shares of common stock offered hereby and certain other legal matters in connection with the offering will be passed upon for Del Monte by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006, counsel for Del Monte. Certain legal matters in connection with the offering will be passed upon for the underwriters by Brown & Wood LLP, 555 California Street, San Francisco, California 94104.


                                    EXPERTS


     The consolidated financial statements of the Company as of June 30, 1997 and 1998, and for the years then ended, appearing in this prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and for the year ended June 30, 1996, by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.


     The combined financial statements of Contadina (a division of Nestle USA, Inc.) as of December 31, 1996 and December 18, 1997, and for the year ended December 31, 1996 and the period January 1 through December 18, 1997, appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
DEL MONTE FOODS COMPANY AND SUBSIDIARIES

AUDITED FINANCIAL STATEMENTS
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets -- June 30, 1997 and 1998.......  F-3
Consolidated Statements of Operations -- Years ended June
  30, 1996, 1997 and 1998...................................  F-4
Consolidated Statements of Stockholders' Equity
  (Deficit) -- Years ended June 30, 1996, 1997 and 1998.....  F-5
Consolidated Statements of Cash Flows -- Years ended June
  30, 1996, 1997 and 1998...................................  F-6
Notes to Consolidated Financial Statements..................  F-7

Report of Independent Auditors..............................  F-29

UNAUDITED FINANCIAL STATEMENTS
Consolidated Balance Sheets -- September 30, 1997 and
  September 30, 1998........................................  F-30
Consolidated Statements of Operations -- Three-month Periods ended September 30, 1997 and September 30, 1998...........  F-31
Consolidated Statements of Cash Flows -- Three-month Periods ended September 30, 1997 and September 30, 1998...........  F-32
Notes to Consolidated Financial Statements..................  F-33

CONTADINA (A DIVISION OF NESTLE USA, INC.)
Report of Independent Auditors..............................  F-36
Combined Balance Sheets at December 31, 1996 and December
  18, 1997..................................................  F-37
Combined Statements of Operations and Divisional Equity for
  the year ended December 31, 1996 and the period from
  January 1, 1997 through December 18, 1997.................  F-38
Combined Statements of Cash Flows for the year ended
  December 31, 1996 and the period from January 1, 1997
  through December 18, 1997.................................  F-39
Notes to Combined Financial Statements for the year ended
  December 31, 1996 and the period from January 1, 1997
  through December 18, 1997.................................  F-40

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Del Monte Foods Company

     We have audited the accompanying consolidated balance sheet of Del Monte Foods Company and subsidiaries as of June 30, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Del Monte Foods Company and subsidiaries as of June 30, 1997 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

July 24, 1998
San Francisco, California

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                   JUNE 30,
                                                              -------------------
                                                                 1997       1998
                                                              ----------    -----
                                                              (RESTATED)
Current assets:
  Cash and cash equivalents.................................    $   5       $   7
  Trade accounts receivable, net of allowance...............       67         108
  Other receivables.........................................        2           6
  Inventories...............................................      339         366
  Prepaid expenses and other current assets.................        9          14
                                                                -----       -----
          Total Current Assets..............................      422         501
Property, plant and equipment, net..........................      222         305
Intangibles.................................................       --          16
Other assets................................................       23          23
                                                                -----       -----
          Total Assets......................................    $ 667       $ 845
                                                                =====       =====
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses.....................    $ 220       $ 259
  Short-term borrowings.....................................       82          --
  Current portion of long-term debt.........................        2          32
                                                                -----       -----
          Total Current Liabilities.........................      304         291
Long-term debt..............................................      526         677
Other noncurrent liabilities................................      203         194
Redeemable preferred stock ($.01 par value per share,
  1,000,000 shares authorized; issued and outstanding 35,000 in 1997 and 37,253 in 1998; aggregate liquidation
  preference $36 in 1997 and $41 in 1998)...................       32          33
Stockholders' equity (deficit):
  Common stock ($.01 par value per share, shares authorized:
     191,542,000 in 1997 and 500,000,000 in 1998; issued and
     outstanding: 26,815,880 in 1997 and 35,495,058 in 1998)
  Paid-in capital...........................................      129         172
  Retained earnings (deficit)...............................     (527)       (522)
                                                                -----       -----
          Total Stockholders' Equity (Deficit)..............     (398)       (350)
                                                                -----       -----
          Total Liabilities and Stockholders' Equity........    $ 667       $ 845
                                                                =====       =====

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN MILLIONS, EXCEPT SHARE DATA)


                                                                             JUNE 30,
                                                                ----------------------------------
                                                                   1996          1997        1998
                                                                ----------    ----------    ------
                                                                (RESTATED)    (RESTATED)
Net sales...................................................      $1,305        $1,217      $1,313
Cost of products sold.......................................         984           819         898
Selling, administrative and general expense.................         239           327         316
Special charges related to plant consolidation..............          --            --          10
Acquisition expense.........................................          --            --           7
                                                                  ------        ------      ------
Operating income............................................          82            71          82
Interest expense............................................          67            52          77
Loss (gain) on sale of divested assets......................        (123)            5          --
Other (income) expense......................................           3            30          (1)
                                                                  ------        ------      ------
Income (loss) before income taxes, minority interest,
  extraordinary item and cumulative effect of accounting
  change....................................................         135           (16)          6
Minority interest in earnings of subsidiary.................           3            --          --
Provision for income taxes..................................          11            --           1
                                                                  ------        ------      ------
Income (loss) before extraordinary item and cumulative
  effect of accounting change...............................         121           (16)          5
Extraordinary loss from early debt retirement...............          10            42          --
Cumulative effect of accounting change......................           7            --          --
                                                                  ------        ------      ------
Net income (loss)...........................................      $  104        $  (58)     $    5
                                                                  ======        ======      ======
Basic net income (loss) per common share
Income (loss) before extraordinary item and cumulative
  effect of accounting change...............................      $ 0.52        $(1.40)     $ 0.01
Net income (loss)...........................................        0.29         (2.07)       0.01
Diluted net income (loss) per common share
Income (loss) before extraordinary item and cumulative
  effect of accounting change...............................      $ 0.52        $(1.40)     $ 0.01
Net income (loss)...........................................        0.29         (2.07)       0.01


                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                            NOTES                                     TOTAL
                                                          RECEIVABLE    RETAINED    CUMULATIVE    STOCKHOLDERS'
                                      COMMON   PAID-IN       FROM       EARNINGS    TRANSLATION      EQUITY
                                      STOCK    CAPITAL   STOCKHOLDERS   (DEFICIT)   ADJUSTMENT      (DEFICIT)
                                      ------   -------   ------------   ---------   -----------   -------------
Balance at June 30, 1995............   $ --     $  3         $ (1)        $(369)       $(26)          $(393)
Repayment of notes receivable from
  stockholders......................                            1                                         1
Issuance of shares..................              --
Net income (as restated)............                                        104                         104
                                       ----     ----         ----         -----        ----           -----
Balance at June 30, 1996 (as
  restated).........................     --        3           --          (265)        (26)           (288)
Cancellation of shares in connection
  with the Recapitalization.........              (3)                      (204)                       (207)
Issuance of shares..................             129                                                    129
Net income (as restated)............                                        (58)                        (58)
Cumulative translation adjustment...                                                     26              26
                                       ----     ----         ----         -----        ----           -----
Balance at June 30, 1997 (as
  restated).........................     --      129           --          (527)         --            (398)
Amortization of redeemable preferred
  stock discount....................              (1)                                                    (1)
Issuance of shares..................              44                                                     44
Net income..........................                                          5                           5
                                       ----     ----         ----         -----        ----           -----
Balance at June 30, 1998............   $ --     $172         $ --         $(522)       $ --           $(350)
                                       ====     ====         ====         =====        ====           =====

                                                               NUMBER OF SHARES
                                        --------------------------------------------------------------
                                          COMMON                                          TOTAL COMMON
                                          STOCK        CLASS A     CLASS B    CLASS E        SHARES
                                        ----------   -----------   -------   ----------   ------------
Shares issued and outstanding at June
  30, 1995............................          --    41,125,791     --       4,788,550    45,914,341
Repurchase of shares..................          --    (3,110,833)    --              --    (3,110,833)
                                        ----------   -----------      --     ----------   -----------
Shares issued and outstanding at June
  30, 1996............................          --    38,014,958     --       4,788,550    42,803,508
Cancellation of shares................          --   (38,014,958)    --      (4,788,550)  (42,803,508)
Issuance of shares....................  26,815,880            --     --              --    26,815,880
                                        ----------   -----------      --     ----------   -----------
Shares issued and outstanding at June
  30, 1997............................  26,815,880            --     --              --    26,815,880
Issuance of shares....................   8,679,178            --     --              --     8,679,178
                                        ----------   -----------      --     ----------   -----------
Shares issued and outstanding at June
  30, 1998............................  35,495,058            --     --              --    35,495,058
                                        ==========   ===========      ==     ==========   ===========

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)


                                                                     YEAR ENDED JUNE 30,
                                                              ---------------------------------
                                                                 1996          1997       1998
                                                              ----------    ----------    -----
                                                              (RESTATED)    (RESTATED)
Operating activities:
  Net income (loss).........................................   $   104       $   (58)     $   5
  Adjustments to reconcile net income (loss) to net cash
     flows:
     Extraordinary loss from early debt retirement..........        10            42         --
     Cumulative effect of accounting change.................         7            --         --
     Loss on sale of divested assets........................      (123)            5         --
     Net loss on sales of assets............................         2             3          1
     Depreciation and amortization..........................        31            29         35
     Stock option compensation expense......................        --            --          2
     Changes in operating assets and liabilities net of
       effects of acquisition:
       Accounts receivable..................................        33            24        (45)
       Inventories..........................................        11           (48)        74
       Prepaid expenses and other current assets............        (2)            3         --
       Other assets.........................................         1             6         --
       Accounts payable and accrued expenses................       (28)           29         28
       Other non-current liabilities........................        14           (10)        (3)
                                                               -------       -------      -----
       Net cash provided by operating activities............        60            25         97
                                                               -------       -------      -----
Investing activities:
     Capital expenditures...................................       (16)          (20)       (32)
     Proceeds from sales of assets..........................         4             9          5
     Proceeds from sales of divested assets.................       182            48         --
     Acquisition of business................................        --            --       (195)
                                                               -------       -------      -----
       Net cash provided by (used in) investing
          activities........................................       170            37       (222)
                                                               -------       -------      -----
Financing activities:
     Short-term borrowings..................................     1,276         1,137        300
     Payment on short-term borrowings.......................    (1,354)       (1,098)      (382)
     Proceeds from long-term borrowings.....................        --           582        176
     Principal payments on long-term debt...................      (108)         (407)        (2)
     Deferred debt issuance costs...........................        (2)          (26)        (7)
     Prepayment penalty.....................................        (5)          (20)        --
     Payments to previous shareholders for cancellation of
       stock................................................        --          (422)        --
     Issuance of common and preferred stock.................        --           161         42
     Specific Proceeds Collateral Account...................       (30)           30         --
     Other..................................................        (1)           --         --
                                                               -------       -------      -----
       Net cash provided by (used in) financing
          activities........................................      (224)          (63)       127
                                                               -------       -------      -----
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (8)           --         --
                                                               -------       -------      -----
       Net change in cash and cash equivalents..............        (2)           (1)         2
Cash and cash equivalents at beginning of period............         8             6          5
                                                               -------       -------      -----
       Cash and cash equivalents at end of period...........   $     6       $     5      $   7
                                                               =======       =======      =====



                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998
                        (IN MILLIONS, EXCEPT SHARE DATA)


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES



     Business: Del Monte Foods Company ("DMFC") and its wholly-owned subsidiary, Del Monte Corporation ("DMC"), (DMFC together with DMC, "the Company") operates in one business segment: the manufacturing and marketing of processed foods, primarily canned vegetables, fruit and tomato products. The Company primarily sells its products under the Del Monte brand to a variety of food retailers, supermarkets and mass merchandising stores. The Company holds the rights to the Del Monte brand in the United States.



     During fiscal 1998, the Company acquired certain of Contadina's canned processed tomato product lines from Nestle USA, Inc. and Contadina Services, Inc. (see Note B). Contadina operates in one business segment which manufactures and markets branded, private label, industrial and foodservice processed tomato products from manufacturing facilities in Hanford, California and Woodland, California. Contadina's products are distributed throughout the United States. The acquisition was accounted for using the purchase method of accounting.



     Basis of Accounting: Pursuant to the Agreement and Plan of Merger, dated February 21, 1997, and amended and restated as of April 14, 1997 (the "Merger Agreement"), entered into among TPG Partners, L.P., a Delaware partnership ("TPG"), TPG Shield Acquisition Corporation, a Maryland corporation ("Shield"), and DMFC, Shield merged with and into DMFC (the "Merger"), with DMFC being the surviving corporation. By virtue of the Merger, shares of DMFC's preferred stock having an implied value of approximately $14 held by certain of DMFC's stockholders, who remained investors, were canceled and were converted into the right to receive common stock of the surviving corporation. All other shares of DMFC stock were canceled and were converted into the right to receive cash consideration as set forth in the Merger Agreement. In the Merger, the common stock and preferred stock of Shield was converted into shares of new DMFC common stock and preferred stock, respectively. The Merger was accounted for as a leveraged recapitalization for accounting purposes (the "Recapitalization"); accordingly, all assets and liabilities continue to be stated at historical cost.



     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.



     Use of Estimates: Certain amounts reported in the consolidated financial statements are based on management estimates. The ultimate resolution of these items may differ from those estimates.



     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.



     Inventories: Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined using the LIFO method. The Company has established various LIFO pools that have measurement dates coinciding with the natural business cycles of the Company's major inventory items.


     Inflation has had a minimal impact on production costs since the Company adopted the LIFO method as of July 1, 1991. Accordingly, there is no significant difference between LIFO inventory costs and current costs.


     Property, Plant and Equipment and Depreciation: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives, principally by the straight-line method. Maintenance and repairs are expensed as incurred. Significant expenditures that increase useful lives are capitalized.



     The principal estimated useful lives are: land improvements -- 10 to 30 years; building and leasehold improvements -- 10 to 30 years; machinery and equipment -- 7 to 15 years. Depreciation of plant and

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

equipment and leasehold amortization was $26, $24 and $32 for the years ended June 30, 1996, 1997 and 1998.


     Intangibles: Intangibles consists of tradenames and trademarks, and are carried at cost less accumulated amortization which is calculated on a straight-line basis over the estimated useful life of the asset, not to exceed 40 years.



     Revenue Recognition: Revenue from sales of product, and related cost of products sold, is recognized upon shipment of product at which time title passes to the customer. Customers generally do not have the right to return product unless damaged or defective.



     Cost of Products Sold: Cost of products sold includes raw material, labor and overhead.



     Advertising Expenses: The Company expenses all costs associated with advertising as incurred or when the advertising first takes place. Advertising expense was $5, $6 and $2 for the years ended June 30, 1996, 1997 and 1998, respectively.



     Research and Development: Research and development costs are included as a component of "Selling, administrative and general expense." Research and development costs charged to operations were $6, $5 and $5 for the years ended June 30, 1996, 1997 and 1998, respectively.



     Interest Rate Contracts: To manage interest rate exposure, the Company uses interest-rate swap agreements. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets.



     Foreign Currency Translation: For the Company's operations in countries where the functional currency is other than the U.S. dollar, revenue and expense accounts were translated at the average rates during the period.



     Fair Value of Financial Instruments: The carrying amount of certain of the Company's financial instruments, including accounts receivable, accounts payable, and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.


     The carrying amounts of the Company's borrowings under its short-term revolving credit agreement and long-term debt instruments, excluding the senior subordinated notes and the senior discount notes, approximate their fair value. At June 30, 1998, the fair value of the senior subordinated notes was $168 and of the senior discount notes was $147, as estimated based on quoted market prices from dealers.


     The fair value of the interest rate swap agreements at June 30, 1998 was $(3). The fair value of interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties.


     Stock Option Plan: The Company accounts for its stock-based employee compensation for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the price the employee must pay to acquire the stock.

     Net Income (Loss) per Common Share: The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128. Net income (loss) per common share is computed by dividing net

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

income (loss) attributable to common shares by the weighted average number of common and redeemable common shares outstanding during the period (Note F). Net income (loss) attributable to common shares is computed as net income (loss) reduced by the cash and in-kind dividends for the period on redeemable preferred stock.

     Change in Accounting Principle: Effective July 1, 1995, the Company adopted the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires that assets held and used, including intangibles, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has identified certain events as possible indicators that an asset's carrying value may not be recoverable, including the elimination of or a significant reduction in a product line. Future cash flows will be estimated based on current levels of production, market sales price and operating costs adjusted for expected trends. The statement also requires that all long-lived assets, for which management has committed to a plan to dispose, be reported at the lower of carrying amount or fair value. During fiscal 1996, a review of assets to be disposed of resulted in identification of certain assets (farm lands and plants no longer in use) whose carrying value exceeded their present fair value, and a loss of $7 was recorded. The Company does not depreciate long-lived assets held for sale.

NOTE B -- ACQUISITIONS

     On December 19, 1997, the Company acquired the Contadina canned tomato business, including the Contadina trademark worldwide, capital assets and inventory (the "Contadina Acquisition") from Nestle USA, Inc. ("Nestle") and Contadina Services, Inc. for a total purchase price of $197, comprised of a base price of $177 and an estimated net working capital adjustment of $20. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital which resulted in a payment to the Company of $2, and therefore a reduction in the purchase price to a total of $195. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5, consisting primarily of liabilities in respect of reusable packaging materials and vacation accruals. In connection with the Contadina Acquisition, approximately $7 of acquisition-related expenses were incurred.

     The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price to the assets acquired and liabilities assumed has been made using estimated fair values which include values based on independent appraisals and management estimates. These estimates may be adjusted to actual amounts; however, any resulting adjustment is not expected to be material. The allocation of the $195 purchase price is as follows: inventory $93, prepaid expenses $5, property, plant and equipment $85, intangibles $16 and accrued liabilities $4.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     Results of operations of the Contadina Acquisition are included in the Consolidated Statement of Operations for June 30, 1998 since the acquisition date. The following unaudited pro forma information has been prepared assuming the Contadina Acquisition had taken place on July 1, 1996:

                                                             YEAR ENDED JUNE 30,
                                                             --------------------
                                                               1997        1998
                                                             --------    --------
Net sales..................................................   $1,377      $1,405
Operating income...........................................       61          80
Net loss before extraordinary item.........................      (48)         (9)
Net loss...................................................   $  (90)     $   (9)
                                                              ======      ======
Net loss attributable to common stockholders...............   $ (160)     $  (14)
                                                              ======      ======
Loss per share.............................................   $(2.51)     $(0.41)
                                                              ======      ======

     These pro forma results have been prepared for comparative purposes only and do not purport to represent what the Company's results of operations actually would have been if the Contadina Acquisition had occurred as of the date indicated.

NOTE C -- DIVESTED ASSETS

     Del Monte Latin America. On August 27, 1996, the Company signed a stock purchase agreement to sell its Latin America subsidiaries to an affiliate of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"). This agreement was amended and restated on October 25, 1996 for the sale of only the Company's Mexican subsidiary, Productos Del Monte, S.A. de C.V. ("PDM") to an affiliate of Hicks Muse for $38 which was completed on October 28, 1996. The sale of the Central America and Caribbean subsidiaries to an affiliate of Donald W. Dickerson, Inc. for $12 was completed on November 13, 1996. The combined proceeds of both sales of $50, reduced by $2 of related transaction expenses, resulted in a loss of $5.

     The following results of the Latin American operations are included in the Consolidated Statements of Operations:

                                                               YEAR ENDED
                                                                JUNE 30,
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Net sales...................................................  $55     $17
Costs and expenses..........................................   50      17
                                                              ---     ---
Income from operations before income taxes..................    5      --
Provision for income taxes..................................    1      --
                                                              ---     ---
Income from Latin American operations.......................  $ 4     $--
                                                              ===     ===

     Del Monte Philippines. On March 29, 1996, the Company entered into a repurchase agreement to sell its 50.1% interest in Del Monte Philippines (a joint venture operating primarily in the Philippines) and also executed a supply agreement, for total proceeds of $100 (net of $2 of related transaction expenses) which were paid solely in cash. Under the terms of the supply agreement, the Company must source substantially all of its pineapple requirements from Del Monte Philippines over the eight-year term of the agreement (Note K).

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The following results of the Del Monte Philippines operations are included in the Consolidated Statement of Operations for the year ended June 30, 1996:

Net sales...................................................  $102
Costs and expenses..........................................    97
                                                              ----
Income from operations before income taxes..................     5
Provision for income taxes..................................     2
                                                              ----
Income from operations......................................  $  3
                                                              ====

     All of the net proceeds from the sale of Del Monte Philippines were temporarily applied to the revolving credit facility. In April 1996, $13 of Senior Secured Notes were prepaid along with a $1 prepayment premium recorded as an extraordinary loss. In addition, $30 was placed in the Specific Proceeds Collateral Account until final agreement was reached with the Term Loan lenders as to the application of funds. These funds were used in the September 1996 exchange offer.

     Pudding Business. On November 27, 1995, the Company sold its pudding business, including the capital assets and inventory on hand, to Kraft Foods, Inc. for $89, net of $4 of related transaction expenses. The sale resulted in the recognition of a $71 gain, reduced by $2 of taxes.

     For the year ended June 30, 1996, net sales of $15, costs and expenses of $11 and income from operations of $4 resulting from the pudding business are included in the Consolidated Statement of Operations.

     The net proceeds received from the pudding business sale were used to prepay $54 of the term debt and $25 of the Senior Secured Notes. In conjunction with the prepayment, the Company recorded an extraordinary loss for the early retirement of debt. The extraordinary loss consists of a $4 prepayment premium and a $5 write-off of capitalized debt issue costs related to the early retirement of debt.


NOTE D -- SUPPLEMENTAL BALANCE SHEET INFORMATION



                                                                  JUNE 30,
                                                              -----------------
                                                                 1997      1998
                                                              ----------   ----
                                                              (RESTATED)
Trade accounts receivable:
  Trade.....................................................     $ 68      $109
  Allowance for doubtful accounts...........................       (1)       (1)
                                                                 ----      ----
          Total trade accounts receivable...................     $ 67      $108
                                                                 ====      ====
Inventories:
  Finished product..........................................     $239      $237
  Raw materials and supplies................................       13        19
  Other, principally packaging material.....................       87       110
                                                                 ----      ----
          Total inventories.................................     $339      $366
                                                                 ====      ====
Property, plant and equipment:
  Land and land improvements................................     $ 37      $ 42
  Buildings and leasehold improvements......................       93       107
  Machinery and equipment...................................      233       307
  Construction in progress..................................       10        24
                                                                 ----      ----
                                                                  373       480
  Accumulated depreciation..................................     (151)     (175)
                                                                 ----      ----
     Property, plant and equipment, net.....................     $222      $305
                                                                 ====      ====

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


                                                                  JUNE 30,
                                                              -----------------
                                                                 1997      1998
                                                              ----------   ----
                                                              (RESTATED)
Intangible assets:
  Trademark.................................................     $ --      $ 16
  Accumulated amortization..................................       --        --
                                                                 ----      ----
     Intangible assets, net.................................     $ --      $ 16
                                                                 ====      ====
Other assets:
  Deferred debt issue costs.................................     $ 19      $ 26
  Other.....................................................        4        --
                                                                 ----      ----
                                                                   23        26
  Accumulated amortization..................................       --        (3)
                                                                 ----      ----
          Total other assets................................     $ 23      $ 23
                                                                 ====      ====
Accounts payable and accrued expenses:
  Accounts payable -- trade.................................     $ 79      $ 99
  Marketing and advertising.................................       59        80
  Payroll and employee benefits.............................       17        18
  Current portion of accrued pension liability..............       12         9
  Current portion of other noncurrent liabilities...........       19        12
  Other.....................................................       34        41
                                                                 ----      ----
          Total accounts payable and accrued expenses.......     $220      $259
                                                                 ====      ====
Other noncurrent liabilities:
  Accrued postretirement benefits...........................     $145      $144
  Accrued pension liability.................................       26        16
  Self-insurance liabilities................................       15         8
  Other.....................................................       17        26
                                                                 ----      ----
          Total other noncurrent liabilities................     $203      $194
                                                                 ====      ====



NOTE E -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT


     Short-term borrowings under the revolving credit agreement were $82 at June 30, 1997 and zero at June 30, 1998. Unused amounts under the revolving credit agreement at June 30, 1997 and 1998 totaled $242 and $327, respectively.


     In conjunction with the Contadina Acquisition, the Company issued $230 of 12 1/2% senior discount notes ("DMFC Notes" ) and received proceeds of $126. The DMFC Notes accrue interest on each June 15 and December 15, which will be accreted through December 15, 2002, after which time interest is to be paid in cash until maturity. The DMFC Notes mature on December 15, 2007. These DMFC Notes are redeemable in whole or in part at the option of the Company on or after December 15, 2002 at a price that initially is 106.250% of par and that decreases to par, if redeemed, on December 15, 2005 or thereafter. On or prior to December 15, 2000, the Company may, at its option, redeem up to 35% of the aggregate principal amount at maturity of the DMFC Notes with the net cash proceeds of one or more public equity offerings, at a redemption price of 112.50% of the accreted value to the date of redemption. The DMFC Notes were issued with registration rights requiring the Company (i) to file, within 75 days of the consummation of the Contadina Acquisition, a registration statement under the Securities Act of 1933, as amended, to exchange the DMFC Notes for new registered notes with terms substantially identical to the Initial Notes and,
(ii) to use its best efforts to effect that registration within 150 days after the consummation of the Contadina Acquisition. A registration statement was filed to this effect on March 4, 1998 with an amended statement filed on July 10, 1998. Until the registration statement is declared effective, the Company will be required to pay an additional

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

 .5% interest on the accreted value of the DMFC Notes. In connection with the financing related to the Contadina Acquisition, $7 of deferred debt issuance costs were capitalized.


     On April 18, 1997, the Company completed a recapitalization transaction in which $301 of proceeds from the transaction were used to repay the outstanding balances of the then-existing $400 revolving credit facility, term loan, and Senior Subordinated Guaranteed Pay-in-Kind Notes. Concurrent with the Recapitalization, the Company entered into a credit agreement with respect to the Term Loan Facility (the "Term Loan") and the Revolving Credit Facility (the "Revolver"). The Term Loan provides for term loans in the aggregate amount of $380, consisting of Term Loan A of $200 and Term Loan B of $180. The Revolver provides for revolving loans in an aggregate amount of up to $350, including a $70 Letter of Credit subfacility. The Revolving Credit Facility will expire in fiscal 2003, Term Loan A will mature in fiscal 2003, and Term Loan B will mature in fiscal 2005. In connection with the Contadina Acquisition, the Company amended its bank financing agreements and related debt covenants to permit additional funding under the existing Term B loan which was drawn in an amount of $50. Amortization of the additional Term B loan amount is incremental to the scheduled amortization of the existing Term B loan. Such additional amortization will begin on a quarterly basis in the second quarter of fiscal 1999.


     In connection with the Recapitalization, the Company incurred expenses totaling $85 of which $25 were included in selling, advertising, administrative and general expense, $22 were charged to other expense and $38 were accounted for as an extraordinary loss. The extraordinary loss consisted of previously capitalized debt issue costs of approximately $19 and a 1996 PIK Note premium and a term loan make-whole aggregating $19. In addition, in conjunction with the Bank Financing, $19 of debt issue costs were capitalized. Deferred debt issuance costs are amortized on a straight-line basis over the life of the related debt issuance.


     The interest rates applicable to amounts outstanding under Term Loan A and the Revolving Credit Facility are, at the Company's option, either (i) the base rate (the higher of 0.50% above the Federal Funds Rate or the bank's reference rate) plus 1.00% or (ii) the reserve adjusted offshore rate plus 2.00% (7.625% at June 30, 1998). Interest rates on Term Loan B are, at the Company's option, either (i) the base rate plus 2.00% or (ii) the offshore rate plus 3.00% (8.625% at June 30, 1998).


     The Company is required to pay the lenders under the Revolving Credit Facility a commitment fee of 0.425% on the unused portion of such facility. The Company is also required to pay the lenders under the Revolving Credit Facility letter of credit fees of 1.50% per year for commercial letters of credit and 2.00% per year for all other letters of credit, as well as an additional fee in the amount of 0.25% per year to the bank issuing such letters of credit. At June 30, 1998, a balance of $23 was outstanding on these letters of credit.

     In addition, on April 18, 1997, the Company issued senior subordinated notes (the "DMC Notes") with an aggregate principal amount of $150 and received gross proceeds of $147. The DMC Notes accrue interest at 12.25% per year, payable semiannually in cash on each April 15 and October 15. The DMC Notes are guaranteed by DMFC and mature on April 15, 2007. The DMC Notes are redeemable at the option of the Company on or after April 15, 2002 at a premium to par that initially is 106.313% and that decreases to par on April 15, 2006 and thereafter. On or prior to April 15, 2000, the Company, at its option, may redeem up to 35% of the aggregate principal amount of notes originally issued with the net cash proceeds of one or more public equity offerings at a redemption price equal to 112.625% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption; provided that at least 65% of the aggregate principal amount of notes originally issued remains outstanding immediately after any such redemption.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     Long-term debt consists of the following:

                                                                JUNE 30,
                                                              ------------
                                                              1997    1998
                                                              ----    ----
Term Loan...................................................  $380    $429
Senior Subordinated Notes...................................   147     147
Senior Discount Notes.......................................    --     133
Other.......................................................     1      --
                                                              ----    ----
                                                               528     709
Less current portion........................................     2      32
                                                              ----    ----
                                                              $526    $677
                                                              ====    ====

     At June 30, 1998, scheduled maturities of long-term debt in each of the next five fiscal years and thereafter will be as follows:

1999........................................................  $ 32
2000........................................................    37
2001........................................................    42
2002........................................................    47
2003........................................................    53
Thereafter..................................................   598
                                                              ----
                                                               809
Less discount on notes......................................   100
                                                              ----
                                                              $709
                                                              ====

     The Term Loan and Revolver are collateralized by security interests in certain of the Company's assets. At June 30, 1998, assets totaling $808 were pledged as collateral for approximately $429 of short-term borrowings and long-term debt.

     The DMC Notes, DMFC Notes, Term Loan and Revolver (collectively "the Debt") agreements contain restrictive covenants with which the Company must comply. These restrictive covenants, in some circumstances, limit the incurrence of additional indebtedness, payment of dividends, transactions with affiliates, asset sales, mergers, acquisitions, prepayment of other indebtedness, liens and encumbrances. In addition, the Company is required to meet certain financial tests, including minimum levels of consolidated EBITDA (as defined in the credit agreement), minimum fixed charge coverage, minimum adjusted net worth and maximum leverage ratios. The Company is in compliance with all of the Debt covenants at June 30, 1998.

     The Company made cash interest payments of $30, $24 and $71 for the years ended June 30, 1996, 1997 and 1998, respectively.

     As required by the Company's Debt agreements, the Company has entered into interest-rate swap agreements which effectively converts $235 notional principal amount of floating rate debt to a fixed-rate basis for a three-year period beginning May 22, 1997, thus reducing the impact of interest-rate changes on future income. The Company paid a fixed rate of 6.375% and received a weighted average rate of 5.75%. The incremental effect on interest expense for the year ended June 30, 1998 was approximately $1. The agreements also include a provision establishing the rate the Company will pay as 7.50% if the three-month LIBOR rate sets at or above 7.50% during the term of the agreements. The Company will continue paying 7.50% until the three-month LIBOR again sets below 7.50% at which time the fixed rate of 6.375% will again become effective. The Company is exposed to credit loss in the event of nonperformance by the other parties to the

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.


NOTE F -- STOCKHOLDERS' EQUITY AND REDEEMABLE STOCK


     On February 21, 1997, Del Monte Foods Company entered into a recapitalization agreement and plan of merger, which was amended and restated as of April 14, 1997, with affiliates of Texas Pacific Group. Under this agreement, Shield, a corporation affiliated with TPG, was to be merged with and into DMFC, with DMFC being the surviving corporation. The Merger became effective on April 18, 1997. By virtue of the Merger, shares of DMFC's outstanding preferred stock having a value implied by the Merger consideration of approximately $14, held by certain of DMFC's pre-recapitalization stockholders who remained investors pursuant to the Recapitalization, were canceled, and were converted into the right to receive new DMFC common stock. All other shares of DMFC stock were canceled and were converted into the right to receive cash consideration, as set forth in the Merger Agreement. In the Merger, the common and preferred stock of Shield were converted into new shares of common stock and preferred stock, respectively, of DMFC.

     Immediately following the consummation of the Recapitalization, the charter of DMFC authorized DMFC to issue capital stock consisting of 191,542,000 shares of new common stock (the "Common Stock"), $.01 par value, and 1,000,000 shares of new preferred stock (the "Preferred Stock"), $.01 par value. The Company issued and had outstanding 26,815,880 shares of Common Stock, and 35,000 shares of Preferred Stock. TPG and certain of its affiliates or partners held 20,925,580 shares of DMFC's Common Stock, continuing shareholders of DMFC held 2,729,857 shares of such stock, and other investors held 3,160,443 shares. TPG and certain of its affiliates held 17,500 outstanding shares of Series A Preferred Stock, and TCW Capital Investment Corporation held 17,500 outstanding shares of Series B Preferred Stock.

     The Preferred Stock accumulates dividends at the annual rate of 14% of the liquidation value, payable quarterly. These dividends are payable in cash or additional shares of Preferred Stock, at the option of the Company, subject to availability of funds and the terms of its loan agreements, or through a corresponding increase in the liquidation value of such stock. The Preferred Stock had an initial liquidation preference of $1,000 per share and may be redeemed at the option of the Company at a redemption price equal to the liquidation preference plus accumulated and unpaid dividends (the "Redemption Price"). The Company is required to redeem all outstanding shares of Preferred Stock on or prior to April 17, 2008 at the Redemption Price, or upon a change of control of the Company at 101% of the Redemption Price. The initial purchasers of Preferred Stock for consideration of $35 received 35,000 shares of Preferred Stock and warrants to purchase, at a nominal exercise price, shares of DMFC Common Stock representing 2% of the then-outstanding shares of DMFC Common Stock. A value of $3 was placed on the warrants, and such amount is reflected as paid-in-capital within stockholders' equity. The remaining $32 was reflected as redeemable preferred stock. Effective May 1, 1998, all 547,262 warrants were exercised with a resulting 547,262 shares of common stock issued to the holders of the warrants.

     The two series of preferred stock had no voting rights except the right to elect one director to the Board for each series, resulting in the authorized number of directors to be increased, in cases where dividends are in arrears for six quarters or shares have not been redeemed within ten days of a redemption date.

     On October 13, 1997, the Company authorized a new series of cumulative redeemable preferred stock, Series C, and authorized issuance of shares of such new series of preferred stock in exchange for all of the issued and outstanding shares of cumulative redeemable preferred stock, Series A and B, held by preferred stock shareholders. The Series A and Series B preferred stock were retired upon completion of this exchange.

     The terms of the Series C preferred stock are substantially identical to those of the Series A and B stock with the exception of a call premium and right of holders to require redemption upon a change in control. The

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

Series C preferred stock will be redeemable at the option of the Company at a redemption price ranging from 103% of the liquidation preference, if redeemed prior to October 1998, to 100% of the liquidation preference, if redeemed after October 2000. The Series A and B preferred stock was redeemable by the Company at par. In the event of a change of control of the Company, the holders of the Series C preferred stock will have the right to require the Company to repurchase shares of such stock at 101% of the liquidation preference. Under the terms of the Series A and B preferred stock, shares of such stock were mandatorily redeemable (i.e., the holder did not have the option of continuing to hold such shares) at 101% of the liquidation preference. On January 16, 1998, TPG and certain of its affiliates sold approximately 93% of their preferred stock holdings to unaffiliated investors.

     Dividends paid on redeemable preferred stock were $1 for the year ended June 30, 1997 and $5 for the year ended June 30, 1998 consisting of $1 of additional shares issued and $4 of accretion.

     For the years ended June 30, 1996 and 1997, the Company declared dividends for the following series of then-outstanding redeemable preferred stock:

                                                       DIVIDEND RATE
                                                         PER SHARE
                                                         YEAR ENDED
                                                          JUNE 30,
                                                       --------------
                       SERIES                          1996     1997
                       ------                          -----    -----
A1...................................................  $3.81    $1.92
B....................................................  $3.87    $1.95
D....................................................  $3.94    $1.98
E....................................................  $3.94    $1.98

     These dividends were paid in like-kind redeemable preferred stock at the rate of .04 shares for each $.001 dividend declared. Resulting issuance of additional shares and related par values were:

                                                YEAR ENDED JUNE 30,
                                              ------------------------
                                                 1996          1997
                                              ----------    ----------
Additional shares...........................   1,824,999     1,027,406
          Total par value...................  $    0.018    $    0.010

     In the Recapitalization, all of the redeemable preferred stock issued prior to April 18, 1997 was either canceled and converted into the right to receive new DMFC common stock or canceled and converted into the right to receive cash consideration as set forth in the Merger Agreement.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


NOTE G -- EARNINGS PER SHARE


     The following tables set forth the computation of basic and diluted earnings per share:


                                                                         JUNE 30,
                                                          ---------------------------------------
                                                             1996          1997          1998
                                                          -----------   -----------   -----------
                                                          (RESTATED)    (RESTATED)
BASIC EARNINGS PER SHARE
Numerator:
  Income (loss) per common share before extraordinary
     item and cumulative effect of accounting change....        $ 121         $ (16)        $   5
  Preferred stock dividends.............................          (82)          (70)           (5)
                                                               ------        ------         -----
  Numerator for basic earnings (loss) per
     share -- income (loss) attributable to common
     shares before extraordinary items and cumulative
     effect of accounting change........................       $   39         $ (86)         $ --
                                                               ======        ======         =====
Denominator:
  Denominator for basic earnings per share -- weighted
     average shares.....................................   75,047,353    61,703,436    31,619,642
Basic income (loss) per common share before
  extraordinary item and cumulative effect of accounting
  change................................................       $ 0.52        $(1.40)        $0.01
Extraordinary loss......................................       $   10        $   42          $ --
Extraordinary loss per common share.....................       $(0.14)       $(0.67)         $ --
Cumulative effect of accounting change..................       $    7        $   --          $ --
Cumulative effect of accounting change per common
  share.................................................       $(0.09)       $   --          $ --
DILUTED EARNINGS PER SHARE
Numerator:
  Income (loss) per common share before extraordinary
     item and cumulative effect of accounting change....        $ 121         $ (16)        $   5
  Preferred stock dividends.............................          (82)          (70)           (5)
                                                               ------        ------         -----
  Numerator for diluted earnings (loss) per
     share -- income (loss) attributable to common
     shares before extraordinary items and cumulative
     effect of accounting change........................       $   39         $ (86)         $ --
                                                               ======        ======         =====
Denominator:
  Denominator for diluted earnings per share -- weighted
     average shares.....................................   75,047,353    61,840,245    32,355,131
Diluted income (loss) per common share before
  extraordinary item and cumulative effect of accounting
  change................................................       $ 0.52        $(1.40)        $0.01
Extraordinary loss......................................       $   10        $   42          $ --
Extraordinary loss per common share.....................       $(0.14)       $(0.67)         $ --
Cumulative effect of accounting change..................           $7        $   --          $ --
Cumulative effect of accounting change per common
  share.................................................       $(0.09)       $   --          $ --



NOTE H -- EMPLOYEE STOCK PLANS



STOCK OPTION INCENTIVE PLAN



     On August 4, 1997, the Company adopted the 1997 Stock Incentive Plan (amended November 4, 1997) which allows the granting of options to certain key employees. Options may be granted to participants for up to 1,784,980 shares of the Company's common stock. Options may be granted as incentive stock options or as non-qualified options for purposes of the Internal Revenue Code. Options terminate ten years from the date of

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


grant. Two different vesting schedules have been approved under the 1997 Stock Incentive plan. Under the plan, 1,736,520 options were granted. The first provides for annual vesting on a proportionate basis over five years and the second provides for monthly vesting on a proportionate basis over four years. In addition, on February 24, 1998, the Company adopted the Del Monte Foods Company Non Employee Director and Independent Contractor 1997 Stock Option Plan. Under the plan, 148,828 options were granted. Options terminate 10 years from the date of grant and vest monthly on a proportionate basis over four years.



     The Del Monte Foods Company 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan") was approved in final form on May 29, 1998. Under the 1998 Stock Incentive Plan, grants of incentive and nonqualified stock options ("Options"), stock appreciation rights ("SARs") and stock bonuses (together with Options and SARs, "Awards") representing 3,195,687 shares of Common Stock may be made to key employees of the Company. The term of any Option or SAR is not to be more than ten years from the date of its grant. At June 30, 1998, no Awards have been made under the 1998 Stock Incentive Plan.



                                          WEIGHTED AVERAGE EXERCISE
             OPTION SHARES                     PRICE PER SHARE        NUMBER OF SHARES
             -------------                -------------------------   ----------------
Outstanding at July 1, 1997.............               --                       --
Granted.................................           $ 5.22                1,885,348
Canceled................................             5.22                   46,353
Exercised...............................               --                       --
Outstanding at June 30, 1998............             5.22                1,838,995
Exercisable at June 30, 1998............             5.22                  452,422
Available for grant at June 30, 1998....            13.31                3,195,687


     The weighted-average remaining contractual life for the above options is
8.8 years.


     The Company accounts for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value.



     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock Issued to Employees" ("SFAS 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 0; risk-free interest rates of 5.74%; and expected lives of 7 years.


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value per share of options granted during the year was $2.78.


     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information as calculated in accordance with SFAS 123, results in pro forma net income of $5 and a pro forma loss per common share of $(0.01) for the year ended June 30, 1998.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

STOCK PURCHASE PLAN


     Effective August 4, 1997, the Del Monte Foods Company Employee Stock Purchase Plan was established under which certain key employees are eligible to participate. A total of 957,710 shares of common stock of the Company are reserved for issuance under the Employee Stock Purchase Plan, At June 30, 1998, 454,146 shares of the Company's common stock have been purchased by and issued to eligible employees. It is anticipated that no future shares will be issued pursuant to this plan.


     Total compensation expense recognized in connection with stock-based awards for the year ended June 30, 1998 was $2.


NOTE I -- RETIREMENT BENEFITS


     The Company sponsors three non-contributory defined benefit pension plans covering substantially all full-time employees. Plans covering most hourly employees provide pension benefits that are based on the employee's length of service and final average compensation before retirement. Plans covering salaried employees provide for individual accounts which offer lump sum or annuity payment options, with benefits based on accumulated compensation and interest credits made monthly throughout the career of each participant. Assets of the plans consist primarily of equity securities and corporate and government bonds.


     It has been the Company's policy to fund the Company's retirement plans in an amount consistent with the funding requirements of federal law and regulations and not to exceed an amount that would be deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those benefits expected to be earned in the future. Del Monte's defined benefit retirement plans were determined to be underfunded under federal ERISA guidelines. In connection with the Recapitalization, the Company entered into an agreement with the U.S. Pension Benefit Guaranty Corporation dated April 7, 1997 whereby the Company will contribute a total of $55 to its defined benefit pension plans through calendar 2001, with $15 contributed within 30 days after the consummation of the Recapitalization. The contributions to be made in 1999, 2000 and 2001 will be secured by a $20 letter of credit to be obtained by the Company by August 31, 1998.


     The following table sets forth the pension plans' funding status and amounts recognized on the Company's balance sheet:


                                                                 JUNE 30,
                                                              --------------
                                                              1997     1998
                                                              -----    -----
Actuarial present value of benefit obligations:
Vested benefit obligation...................................  $(269)   $(277)
                                                              =====    =====
Accumulated benefit obligation..............................  $(274)   $(286)
                                                              =====    =====
Projected benefit obligation for services rendered to
  date......................................................  $(279)   $(292)
Plan assets at fair value...................................    276      299
                                                              -----    -----
Plan assets in excess of (less than) projected benefit
  obligation................................................     (3)       7
Unrecognized net actuarial gain.............................    (34)     (31)
Unrecognized prior service income...........................     (1)      (1)
                                                              -----    -----
Accrued pension cost recognized in the consolidated balance
  sheet.....................................................  $ (38)   $ (25)
                                                              =====    =====

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The components of net periodic pension cost for all defined benefit plans are as follows:


                                                                    JUNE 30,
                                                              --------------------
                                                              1996    1997    1998
                                                              ----    ----    ----
Service cost for benefits earned during period..............  $  4    $  3    $  3
Interest cost on projected benefit obligation...............    21      21      21
Actual return on plan assets................................   (32)    (35)    (35)
Net amortization and deferral...............................    11      13      10
                                                              ----    ----    ----
Net periodic pension cost...................................  $  4    $  2    $ (1)
                                                              ====    ====    ====


     Significant rate assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                                 AS OF JUNE 30,
                                                              --------------------
                                                              1996    1997    1998
                                                              ----    ----    ----
Discount rate used in determining projected benefit
  obligation................................................  8.0%    7.75%   7.0%
Rate of increase in compensation levels.....................  5.0      5.0    5.0
Long-term rate of return on assets..........................  9.0      9.0    9.0

     In addition, the Company participates in several multi-employer pension plans which provide defined benefits to certain of its union employees. The contributions to multi-employer plans for the year ended June 30, 1998 was $6. The Company also sponsors defined contribution plans covering substantially all employees. Company contributions to the plans are based on employee contributions or compensation. Contributions under such plans totaled $1 for the year ended June 30, 1998.

     The Company sponsors several unfunded defined benefit postretirement plans providing certain medical, dental and life insurance benefits to eligible retired, salaried, non-union hourly and union employees. Benefits, eligibility and cost-sharing provisions vary by plan and employee group.

     Net periodic postretirement benefit cost included the following components:

                                                                   JUNE 30,
                                                              ------------------
                                                              1996   1997   1998
                                                              ----   ----   ----
Service cost................................................  $ 2    $ 1    $ 1
Interest cost...............................................    9      9      8
Amortization of prior service cost..........................   --     (1)    (1)
Amortization of actuarial losses (gains)....................   (3)    (3)    (3)
Curtailment gain............................................   (4)    --     --
                                                              ---    ---    ---
Net periodic postretirement benefit cost....................  $ 4    $ 6    $ 5
                                                              ===    ===    ===

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The Company amortizes unrecognized gains and losses at the end of the fiscal year over the expected remaining service of active employees. The following table sets forth the plans' combined status reconciled with the amount included in the consolidated balance sheet:

                                                               JUNE 30,
                                                              -----------
                                                              1997   1998
                                                              ----   ----
Accumulated postretirement benefit obligation:
  Current retirees..........................................  $ 80   $ 83
  Fully eligible active plan participants...................    11      7
  Other active plan participants............................    13     18
                                                              ----   ----
                                                               104    108
  Unrecognized prior service cost...........................    10      8
  Unrecognized gain.........................................    38     35
                                                              ----   ----
  Accrued postretirement benefit cost.......................  $152   $151
                                                              ====   ====


     For the years ended June 30, 1997 and 1998, the weighted average annual assumed rate of increase in the health care cost trend is 11.5%, and is assumed to decrease gradually to 6.0% in the year 2004. The health care cost trend rate assumption has a significant effect on the amounts reported. An increase in the assumed health care cost trend by 1% in each year would increase the accumulated postretirement benefit obligation as of June 30, 1998 by $12 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the period then ended by $1.


     The discount rate used in determining the accumulated postretirement benefit obligation as of June 30, 1997 and 1998 was 7.75% and 7.00%, respectively.


NOTE J - PROVISION FOR INCOME TAXES



     The provision for income taxes consists of the following:



                                                                 YEAR ENDED JUNE 30,
                                                           --------------------------------
                                                              1996          1997       1998
                                                           ----------    ----------    ----
                                                           (RESTATED)    (RESTATED)
Income before minority interest and taxes:
     Domestic............................................     $106          $(58)       $6
     Foreign.............................................       12             1        --
                                                              ----          ----        --
                                                              $118          $(57)       $6
                                                              ====          ====        ==
  Income tax provision (benefit)
     Current:
       Federal...........................................     $  5          $ --        $1
       State.............................................        6            --        --
                                                              ----          ----        --
          Total current..................................       11            --         1
                                                              ----          ----        --
     Deferred:
       Federal...........................................       --            --        --
       State.............................................       --            --        --
                                                              ----          ----        --
          Total deferred.................................       --            --        --
                                                              ----          ----        --
                                                              $ 11          $ --        $1
                                                              ====          ====        ==

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


     Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                              YEAR ENDED JUNE 30,
                                                              -------------------
                                                                 1997       1998
                                                              ----------    -----
                                                              (RESTATED)
Deferred tax assets:
  Post employment benefits..................................    $  53       $  53
  Pension expense...........................................       16          12
  Purchase accounting.......................................       --           7
  Workers' compensation.....................................        8           4
  Leases and patents........................................        4           3
  Interest..................................................       --           3
  State income taxes........................................       14          11
  Other.....................................................       24          17
  Net operating loss and tax credit carry forward...........       33          31
                                                                -----       -----
     Gross deferred tax assets..............................      152         141
     Valuation allowance....................................     (122)       (112)
                                                                -----       -----
     Net deferred tax assets................................       30          29
Deferred tax liabilities:
  Depreciation..............................................       30          26
  Intangible................................................       --           3
                                                                -----       -----
     Gross deferred liabilities.............................       30          29
                                                                -----       -----
     Net deferred tax asset.................................    $  --       $  --
                                                                =====       =====



     The net change in the valuation allowance for the years ended June 30, 1997 and 1998 was an increase of $30 and a decrease of $10, respectively. The Company believes that based on a history of tax losses and related absence of recoverable prior taxes through net operating loss carryback, it is more likely than not that the net operating losses and the net deferred tax assets will not be realized. Therefore, a full valuation allowance in the amount of $112 has been recorded.



     The differences between the provision for income taxes and income taxes computed at the statutory U.S. federal income tax rates are explained as follows:



                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                              1996    1997    1998
                                                              ----    ----    ----
Income taxes (benefit) computed at the statutory U.S.
  federal income tax rates..................................  $ 42    $(19)   $ 2
Taxes on foreign income at rates different than U.S. federal
  income tax rates..........................................    (1)     --     --
State taxes, net of federal benefit.........................     3      --     --
Net operating losses for which no benefit has been
  recognized................................................    --      19     --
Realization of prior years' net operating losses and tax
  credits...................................................   (33)     --     (1)
                                                              ----    ----    ---
Provision for income taxes..................................  $ 11    $ --    $ 1
                                                              ====    ====    ===



     As of June 30, 1998, the Company had operating loss carryforwards for tax purposes available from domestic operations totaling $77 which will expire between 2008 and 2012.



     The Company made income tax payments of $5 and $4 for the years ended June 30, 1996 and 1997. The Company made no income tax payments for the year ended June 30, 1998.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


NOTE K - COMMITMENTS AND CONTINGENCIES



     The Company leases certain property and equipment and office and plant facilities. At June 30, 1998, the aggregate minimum rental payments required under operating leases that have initial or remaining terms in excess of one year are as follows:



1999........................................................  $15
2000........................................................   13
2001........................................................   11
2002........................................................    6
2003........................................................    5
Thereafter..................................................   36
                                                              ---
                                                              $86
                                                              ===



     Minimum payments have not been reduced by minimum sublease rentals of $6 due through 2016 under noncancelable subleases. Rent expense was $28, $32 and $35 for the fiscal years ended June 30, 1996, 1997 and 1998, respectively. Rent expense includes contingent rentals on certain equipment based on usage.



     The Company has entered into noncancelable agreements with growers, with terms ranging from two to ten years, to purchase certain quantities of raw products. Total purchases under these agreements were $54, $114, $66 for the years ended June 30, 1996, 1997 and 1998. The Company also has commitments to purchase certain finished goods.



     At June 30, 1998, aggregate future payments under such purchase commitments (priced at the June 30, 1998 estimated cost) are estimated as follows:



1999........................................................  $ 60
2000........................................................    49
2001........................................................    38
2002........................................................    35
2003........................................................    31
Thereafter..................................................    73
                                                              ----
                                                              $286
                                                              ====



     In connection with the sale of the Company's 50.1% interest in Del Monte Philippines, a joint venture operating primarily in the Philippines, on March 29, 1996, the Company signed an eight-year supply agreement whereby the Company must source substantially all of its pineapple requirements from Del Monte Philippines over the agreement term. The Company expects to purchase $38 in fiscal 1999 under this supply agreement for pineapple products. During the year ended June 30, 1998, the Company purchased $38 under the supply agreement.



     Effective December 21, 1993, DMC sold substantially all of the assets and certain related liabilities of its can manufacturing operations in the United States to Silgan Containers Corporation ("Silgan"). In connection with the sale to Silgan, DMC entered into a ten-year supply agreement under which Silgan, effective immediately after the sale, began supplying substantially all of DMC's metal container requirements for foods and beverages in the United States. Purchases under the agreement during the year ended June 30, 1998 amounted to $186. The Company believes the supply agreement provides it with a long-term supply of cans at competitive prices that adjust over time for normal manufacturing cost increases or decreases.



     On November 1, 1992, DMC entered into an agreement with Electronic Data Systems Corporation ("EDS") to provide services and administration to the Company in support of its information services

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


functions for all domestic operations. Payments under the terms of the agreement are based on scheduled monthly base charges subject to various adjustments such as system usage and inflation. Total payments for the years ended June 30, 1996, 1997 and 1998 were $16, $18 and $16, respectively. The agreement expires in November 2002 with optional successive one-year extensions.



     At June 30, 1998, base payments under the agreement are as follows:



1999........................................................  $14
2000........................................................   13
2001........................................................   13
2002........................................................   14
2003........................................................    5
                                                              ---
                                                              $59
                                                              ===



     Del Monte has a concentration of labor supply in employees working under union collective bargaining agreements, which represent approximately 79% of its hourly and seasonal work force. Of these represented employees, 4% of employees are under agreements that will expire in calendar 1999.



     The Company accrues for losses associated with environmental remediation obligations when such losses are probable, and the amounts of such losses are reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.



     The Company is defending various claims and legal actions that arise from its normal course of business, including certain environmental actions. While it is not feasible to predict or determine the ultimate outcome of these matters, in the opinion of management none of these actions, individually or in the aggregate, will have a material effect on the Company's results of operations, cash flow, liquidity or financial position.



     On March 25, 1997, the entities that purchased the Company's Mexican subsidiary in October 1996 commenced an action in Texas state court alleging, among other things, that the Company breached the agreement with respect to the purchase because the financial statements of the Mexican subsidiary did not fairly present its financial condition and results of operations in accordance with U.S. generally accepted accounting principles. In connection with this action, $8 of the cash proceeds from the Recapitalization which were payable to shareholders and certain members of senior management of DMFC were held in escrow to be applied to fund the Company's costs and expenses in defending the action, with any remaining amounts available to pay up to 80% of any ultimate liability of the Company to the purchasers. In January 1998, the Company reached a settlement of this litigation. The settlement resolves all claims and disputes relating to the sale of the Company's Mexican subsidiary, including the purchase price adjustment contemplated at the time of the sale. The Company's portion of the settlement was within the amount reserved and thus did not adversely impact net income of the Company.



NOTE L -- FOREIGN OPERATIONS AND GEOGRAPHIC DATA



     The Company's earnings in fiscal 1996 and 1997 were derived in part from foreign operations. These operations, a significant factor in the economies of the countries where the Company operates, were subject to the risks that are inherent in operating in such foreign countries, including government regulations, currency and ownership restrictions, risks of expropriation and burdensome taxes. Certain of these operations were also dependent on leases and other agreements with these governments. Transfers between geographic areas were accounted for as intercompany sales, and transfer prices are based generally on negotiated contracts. As of November 1996, the Company no longer had any ownership in foreign operations.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


     The following table shows certain financial information relating to the Company's operations in various geographic areas:



                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Net sales
  United States.............................................   $1,147      $1,203
  Philippines...............................................      142          --
  Latin America.............................................       55          17
  Transfer between geographic areas.........................      (39)         (3)
                                                               ------      ------
          Total net sales...................................   $1,305      $1,217
                                                               ======      ======
Operating income:
  United States.............................................   $   65      $   71
  Philippines...............................................       12          --
  Latin America.............................................        5          --
                                                               ------      ------
          Total operating income............................   $   82      $   71
                                                               ======      ======
Assets:
  United States.............................................   $  701      $  667
  Philippines...............................................       --          --
  Latin America.............................................       35          --
                                                               ------      ------
                                                               $  736      $  667
                                                               ======      ======
Liabilities of the Company's Operations Located in Foreign
  Countries.................................................   $    7      $   --
                                                               ======      ======



NOTE M -- DEL MONTE CORPORATION



     DMC is directly-owned and wholly-owned by DMFC. For the year ended June 30, 1998, DMC and DMC's subsidiaries accounted for 100% of the consolidated revenues and net earnings of the Company, except for those expenses incidental to the DMFC Notes. As of June 30, 1998, DMFC's sole asset, other than intercompany receivables from DMC, was the stock of DMC. DMFC had no subsidiaries other than DMC and DMC's subsidiaries, and had no direct liabilities other than intercompany payables to DMC and the DMFC Notes. DMFC is separately liable under various guarantees of indebtedness of DMC, which guarantees of indebtedness are full and unconditional.



NOTE N -- RELATED PARTY TRANSACTIONS



     In connection with the Recapitalization, the Company entered into a ten-year agreement dated April 18, 1997 (the "Management Advisory Agreement") with TPG pursuant to which TPG is entitled to receive an annual fee from the Company for management advisory services equal to the greater of $.5 or 0.05% of the budgeted consolidated net sales of the Company. For the year ended June 30, 1998, TPG received fees of less than $1. In addition, the Company has agreed to indemnify TPG, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against fees and expenses, arising out of or in connection with the services rendered by TPG thereunder. The Management Advisory Agreement makes available the resources of TPG concerning a variety of financial and operational matters, including advice and assistance in the reviewing the Company's business plans and its results of operations and in evaluating possible strategic acquisitions, as well as providing investment banking services in identifying and arranging sources of financing. The services that will be provided by TPG cannot otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


opinion, the fees provided for under the Management Advisory Agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arms'-length transaction with an unaffiliated third party.



     In connection with the Recapitalization, the Company also entered into an agreement dated April 18, 1997 (the "Transaction Advisory Agreement") with TPG pursuant to which TPG is entitled to receive fees up to 1.5% of the "transaction value" for each transaction in which the Company is involved, which may include acquisitions, refinancings and recapitalizations. The term "transaction value" means the total value of any subsequent transaction, including, without limitation, the aggregate amount of the funds required to complete the subsequent transaction (excluding any fees payable pursuant to the Transaction Advisory Agreement and fees, if any paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such transaction) including the amount of indebtedness, preferred stock or similar items assumed (or remaining outstanding). In connection with the Contadina Acquisition, TPG received $3 upon the closing of the acquisition as compensation for its services as financial advisor for the acquisition. In management's opinion, the fees provided for under the Transaction Advisory Agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arms'-length transaction with an unaffiliated third party.



NOTE O -- PUBLIC OFFERING



     In fiscal 1998, the Company filed a registration statement on Form S-1 with the SEC for the purpose of making a public offering of shares of its Common Stock (the "Offering"). The Offering, which was expected to close in July 1998, was postponed due to conditions in the equity securities market.



     On May 1, 1998, in contemplation of the Offering, Del Monte Foods Company merged with and into a newly created wholly-owned subsidiary incorporated under the laws of the state of Delaware to change Del Monte Foods Company's state of incorporation from Maryland to Delaware. The Certificate of Incorporation authorizes the issuance of an aggregate of 500,000,000 shares of Common Stock and an aggregate of 2,000,000 shares of preferred stock.



     On July 22, 1998, the Company declared, by way of a stock dividend effective July 24, 1998, a 191.542-for-one stock split of all of the Company's outstanding shares of Common Stock (the "Stock Split"). Accordingly, all share and per share amounts for all periods have been retroactively adjusted to give effect to the Stock Split.



NOTE P -- PLANT CONSOLIDATION



     In the third quarter of fiscal 1998, management committed to a plan to consolidate processing operations. In connection with this plan, the Company recorded charges of $7. These costs relate to severance and benefit costs for 433 employees to be terminated. No expenditures have been recorded against this accrual as of June 30, 1998. This plan will be implemented in a specific sequence over the next three years. The plan involves suspending operations at the Modesto facility for a year while that facility is reconfigured to accommodate fruit processing which is currently taking place at the San Jose and Stockton facilities (which sites will be permanently closed). The tomato processing currently at the Modesto facility will be moved to the Hanford facility. Management believes that because of these sequenced activities, it is not likely that there will be any significant changes to this plan. In addition, due to historically low turnover at the affected plants, the Company can reasonably estimate the number of employees to be terminated, and, due to the existence of union contracts, the Company can reasonably estimate any related benefit exposure.



     The Company anticipates that it will incur total charges of approximately $36 as a result of these plant closures. These expenses include costs, net of estimated salvage values, of $16 representing accelerated

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


depreciation resulting from the effects of adjusting the assets' remaining useful lives to match the period of use prior to the plant closure, $7 in severance costs (as described above) and various other costs totaling $13, such as costs to remove and dispose of those assets and ongoing fixed costs to be incurred during the Modesto plant reconfiguration and until the sale of the San Jose and Stockton properties. Total charges relating to plant closures recorded in fiscal 1998 were $10 million (including depreciation expense of $3 million recorded in the fourth quarter of fiscal 1998). These charges are expected to affect the Company's results over the next four-year period as follows: $13 in fiscal 1999 (including depreciation expense of $9), $9 in fiscal 2000 (including depreciation expense of $4), $3 in fiscal 2001 and $1 in fiscal 2002.



     Assets that are subject to accelerated depreciation, the costs of which have begun to be reflected in operations during the fourth quarter of fiscal 1998 resulting in an additional depreciation charge of $3, consist primarily of buildings and of machinery and equipment, which will no longer be needed due to the consolidation of the operations of the two fruit processing plants and the consolidation of the operations of two tomato processing plants. The remaining useful lives of the buildings at the San Jose facility were decreased by approximately 20 years due to this acceleration. The remaining useful lives of machinery and equipment at the affected plants have been reduced to one year, two years and three years for the Modesto, San Jose and Stockton facilities, respectively.



NOTE Q -- SUBSEQUENT EVENT



     On July 10, 1998, the Company entered into an agreement with Nabisco, Inc. to reacquire rights to the Del Monte brand in South America and to purchase Nabisco's canned fruit and vegetable business in Venezuela, including a food processing plant in Venezuela. Nabisco had retained ownership of the Del Monte brand in South American and the Venezuela Del Monte business when it sold other Del Monte businesses in 1989.



NOTE R -- RESTATEMENT OF FINANCIAL INFORMATION



     The Company has restated its financial statements for the years ended June 30, 1996 and 1997. This action was taken following consultation with the staff of the Securities and Exchange Commission regarding the deferral of $16 of gain resulting from the sale of the Company's 50.1% interest in Del Monte Philippines in March 1996 (see Note C). The Company had allocated $16 of the $100 proceeds from the sale to the supply agreement the Company executed in conjunction with the sale. The deferred gain of $16 was being recognized by the Company over the eight-year term of the supply agreement. After discussions with the staff of the Securities and Exchange Commission, the Company has recognized the $16 gain at the time of the sale.



     The fiscal 1996 financial statements have been restated to include the $16 gain and the fiscal 1997 financial statements have been restated to reverse the recognition of $2 of the deferred gain. The impact of these adjustments on the Company's financial results as originally reported is summarized as follows:



                                                 1996                          1997
                                      --------------------------    --------------------------
                                      AS REPORTED    AS RESTATED    AS REPORTED    AS RESTATED
                                      -----------    -----------    -----------    -----------
Net income (loss) before
  extraordinary item................     $105           $121          $  (14)        $  (16)
Net income (loss)...................       88            104             (56)           (58)
Net income (loss) attributable to
  common shares.....................        6             22            (126)          (128)
Net income (loss) per common
  share.............................     0.08           0.29           (2.04)         (2.07)

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)


NOTE S -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)



                                                  FIRST     SECOND    THIRD     FOURTH
                                                  ------    ------    ------    ------
1998(1)(2)
Net Sales.......................................  $  251    $  369    $  348    $  345
Operating income................................      17        20        20        25
Income (loss) before extraordinary item.........      --         2        (2)        5
Net income (loss)...............................      --         2        (2)        5
Per share data: (3)
  Basic income (loss) per share before
     extraordinary item.........................   (0.06)     0.05     (0.10)     0.11
  Diluted income (loss) per share before
     extraordinary item.........................   (0.06)     0.05     (0.10)     0.10
1997(4)(as restated)
Net Sales.......................................  $  264    $  364    $  308    $  281
Operating income................................      17        24        26         4
Income (loss) before extraordinary item.........       3         5        15       (39)
Net income (loss)...............................      (1)        5        15       (77)
Per share data:(3)
  Basic income (loss) per share before
     extraordinary item.........................   (0.27)    (0.25)    (0.12)    (1.47)
  Diluted income (loss) per share before
     extraordinary item.........................   (0.27)    (0.25)    (0.12)    (1.44)


---------------

(1) The third and fourth quarters of 1998 include $2 and $1, respectively, of inventory step-up related to inventory purchased in the Contadina Acquisition.



(2) The third and fourth quarters of 1998 include $7 and $3, respectively, of charges related to the Company's plant consolidation program.



(3) Earnings per share is computed independently for each of the periods presented; therefore, the sum of the earnings per share amounts for the quarters may not equal the total for the year.



(4) The fourth quarter of 1997 includes $85 of expenses related to the Recapitalization.

                           REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Del Monte Foods Company


     We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows of Del Monte Foods Company and subsidiaries for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Del Monte Foods Company and subsidiaries for the year ended June 30, 1996 in conformity with generally accepted accounting principles.


     In the fiscal year ended June 30, 1996, Del Monte Foods Company changed its method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of.

                                          Ernst & Young LLP

San Francisco, California

August 29, 1996, except for Note R, as to which the date is


June 29, 1998, and the third paragraph of Note O, as to which the date is


July 22, 1998

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS EXCEPT SHARE DATA)

                                     ASSETS


                                                              JUNE 30,    SEPTEMBER 30,
                                                                1998          1998
                                                              --------    -------------
                                                                           (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $   7         $   11
  Trade accounts receivable, net of allowance...............     108            122
  Other receivables.........................................       6              6
  Inventories...............................................     366            693
  Prepaid expenses and other current assets.................      14              7
                                                               -----         ------
          Total Current Assets..............................     501            839
Property, plant and equipment, net..........................     305            296
Intangibles.................................................      16             44
Other assets................................................      23             22
                                                               -----         ------
          Total Assets......................................   $ 845         $1,201
                                                               =====         ======
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................   $ 259         $  432
  Short-term borrowings.....................................      --            202
  Current portion of long-term debt.........................      32             34
                                                               -----         ------
          Total Current Liabilities.........................     291            668
Long-term debt..............................................     677            668
Other noncurrent liabilities................................     194            193
Redeemable preferred stock ($.01 par value per share,
  1,000,000 shares authorized; issued and outstanding:
  37,253 at June 30, 1998, aggregate liquidation preference:
  $41 and 37,253 at September 30, 1998; aggregate
  liquidation preference: $43)..............................      33             33
Stockholders' equity (deficit):
  Common stock ($.01 par value per share, 500,000,000 shares authorized; issued and outstanding: 35,495,058 at June
     30, 1998 and 35,496,944 at September 30, 1998)
  Paid-in capital...........................................     172            172
  Retained earnings (deficit)...............................    (522)          (533)
                                                               -----         ------
          Total Stockholders' Equity (Deficit)..............    (350)          (361)
                                                               -----         ------
          Total Liabilities and Stockholders' Equity........   $ 845         $1,201
                                                               =====         ======


                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                        (IN MILLIONS EXCEPT SHARE DATA)

                                                                THREE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1997      1998
                                                              ------    ------
Net sales...................................................  $  251    $  318
Cost of products sold.......................................     172       218
Selling, administrative and general expenses................      62        80
Special charges related to plant consolidation..............      --         7
Acquisition expense.........................................      --         1
                                                              ------    ------
          Operating Income..................................      17        12
Interest expense............................................      17        21
Other expense...............................................      --         2
                                                              ------    ------
          Income (Loss) Before Income Taxes.................      --       (11)
Provision for income taxes..................................      --        --
                                                              ------    ------
          Net Income (Loss).................................  $   --    $  (11)
                                                              ======    ======
Basic net loss per common shares............................  $(0.06)   $(0.34)
                                                              ======    ======
Diluted net loss per common share...........................  $(0.06)   $(0.34)
                                                              ======    ======

                 See Notes to Consolidated Financial Statements

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN MILLIONS)

                                                               THREE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                              --------------
                                                              1997     1998
                                                              -----    -----
Operating Activities:
  Net income (loss).........................................  $  --    $ (11)
  Adjustments to reconcile net income (loss) to net cash
     flows (used in) operating activities:
     Depreciation and amortization..........................      7       13
     Loss on disposal of assets.............................     --        3
  Changes in operating assets and liabilities:
     Accounts receivable....................................    (15)     (14)
     Inventories............................................   (285)    (324)
     Prepaid expenses and other current assets..............      6        7
     Accounts payable and accrued expenses..................    132      173
     Other non-current liabilities..........................      2       --
                                                              -----    -----
          Net Cash Used in Operating Activities.............   (153)    (153)
                                                              -----    -----
Investing Activities:
  Capital expenditures......................................     (2)      (5)
  Acquisition of business...................................     --      (32)
                                                              -----    -----
          Net Cash Used in Investing Activities.............     (2)     (37)
Financing Activities:
  Short-term borrowings.....................................    189      256
  Payments on short-term borrowings.........................    (34)     (54)
  Principal payments on long-term borrowings................     --       (8)
                                                              -----    -----
          Net Cash Provided by Financing Activities.........    155      194
                                                              -----    -----
Effect of exchange rate changes on cash and cash
  equivalents...............................................     --       --
                                                              -----    -----
          Net Change in Cash and Cash Equivalents...........     --        4
Cash and cash equivalents at beginning of period............      5        7
                                                              -----    -----
          Cash and Cash Equivalents at End of Period........  $   5    $  11
                                                              =====    =====

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                        (IN MILLIONS EXCEPT SHARE DATA)


NOTE 1 -- BASIS OF FINANCIAL STATEMENTS



     Basis of Presentation: The accompanying consolidated financial statements at September 30, 1998 and for the three-month periods ended September 30, 1997 and 1998, are unaudited, but are prepared in accordance with generally accepted accounting principles for interim financial information and include all adjustments (consisting only of normal recurring entries) which, in the opinion of management, are necessary for a fair presentation of financial position, results of operations and cash flows. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended June 30, 1998, and notes thereto, included in the Annual Report on Form 10-K.


     Stock Split. On July 22, 1998, the Company declared, by way of a stock dividend effective July 24, 1998, a 191.542-for-one stock split of all of the Company's outstanding shares of Common Stock (the "Stock Split"). Accordingly, all share and per share amounts for all prior periods presented herein have been retroactively adjusted to give effect to the Stock Split.

     Depreciation and amortization. Depreciation of plant and equipment and leasehold amortization was $6 and $12 for the three months ended September 30, 1997 and 1998, respectively. For the three months ended September 30, 1998, $4 of depreciation is related to acceleration of depreciation resulting from the effects of adjusting the assets' remaining useful lives to match the period of use prior to plant closure. (The accelerated depreciation is included in the caption "Special charges related to plant consolidation" in the Consolidated Statement of Operations.) Depreciation and amortization also includes $1 of amortization of deferred debt issuance costs for both three-month periods ended September 30, 1997 and 1998.


NOTE 2 -- INVENTORIES


     The major classes of inventory are as follows:

                                                        JUNE 30,    SEPTEMBER 30,
                                                          1998          1998
                                                        --------    -------------
Finished product......................................    $237          $629
Raw materials and supplies............................      19            27
Other, principally packaging material.................     110            37
                                                          ----          ----
                                                          $366          $693
                                                          ====          ====

     During the twelve months ended June 30, 1998 and the three months ended September 30, 1997 and 1998, respectively, inflation had a minimal impact on production costs. As a result, the effect of accounting for these inventories by the LIFO method has had no material effect on inventories at June 30, 1998 and September 30, 1998 or on results of operations for the three months ended September 30, 1997 and 1998, respectively.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS EXCEPT SHARE DATA)



NOTE 3 -- EARNINGS PER SHARE


     The following tables set forth the computation of basic and diluted earnings per share:

                                                                   THREE MONTHS
                                                                      ENDED
                                                                  SEPTEMBER 30,
                                                            --------------------------
                                                               1997           1998
                                                            -----------    -----------
BASIC AND DILUTED EARNINGS PER SHARE
Numerator:
  Loss per common share...................................  $        --    $       (11)
  Preferred stock dividends...............................           (2)            (1)
                                                            -----------    -----------
  Numerator for basic and diluted loss per share -- loss
     attributable to common shares........................  $        (2)   $       (12)
                                                            ===========    ===========
Denominator:
  Denominator for basic and diluted earnings per share --
     weighted average shares..............................   26,815,880     35,495,683
Basic and diluted loss per common share...................  $     (0.06)   $     (0.34)

     The effect of outstanding options is not included in the computation of diluted earnings per share as the result would be antidilutive due to a net operating loss.


NOTE 4 -- ACQUISITIONS


     On August 28, 1998, the Company reacquired rights to the Del Monte brand in South America from Nabisco, Inc. and purchased Nabisco's canned fruit and vegetable business in Venezuela, including a food processing plant in Venezuela, for a cash purchase price of $32 (the "South America Acquisition"). In connection with the South America Acquisition, approximately $1 of acquisition-related expenses were incurred which included a transaction advisory fee to a designee of Texas Pacific Group, who owns a controlling interest in the Company. Nabisco had retained ownership of the Del Monte brand in South America and the Venezuela Del Monte business when it sold other Del Monte businesses in 1990. The purchase price is subject to adjustment based on the final calculation of the closing inventory amount. Such adjustment is not expected to be material to the financial statements taken as a whole.

     The South America Acquisition has been reflected in the balance sheet at September 30, 1998. The acquisition was accounted for using the purchase method of accounting. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed (consisting primarily of inventory, property, plant and equipment, and tradename) based on preliminary estimates of their respective fair values. Accordingly, adjustments will be made based upon final determination of the purchase price adjustments and completion of the valuations that are in progress. Results of operations of the acquired business and any other expenses of the transaction are included in the Consolidated Statement of Operations for the quarter ended September 30, 1998, and did not significantly effect the results of operations of the Company for the period.


NOTE 5 -- PLANT CONSOLIDATION


     In the third quarter of fiscal 1998, management committed to a plan to consolidate the Company's tomato and fruit processing operations. In connection with this plan, the Company established an accrual of $7 in fiscal 1998 relating to severance and benefit costs for employees to be terminated. No expenditures have been recorded against this accrual as of September 30, 1998. At this time, there have been no significant changes to this plan.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS EXCEPT SHARE DATA)


     During the quarter, the Company incurred total charges of $4 representing accelerated depreciation. This acceleration results from the effects of adjusting the tomato and fruit processing assets' remaining useful lives to match the period of use prior to the closures of these plants.

     In August 1998, management announced its intention to close the Company's vegetable processing plant located in Arlington, Wisconsin after the summer 1998 pack. Upon completion of this pack, a charge of $3 was taken during the quarter representing the write-down to fair value of the assets held for sale. These assets primarily include building, building improvements, and machinery and equipment with a carrying value of $4. Fair value was based on current market values of land and buildings in the area and estimates of market values of equipment to be disposed of. Based on the level of interest already demonstrated in the facility by third parties, it is expected that these assets will be disposed of within a year.


NOTE 6 -- COMPREHENSIVE INCOME


     The Company has no items of other comprehensive income in any period presented. Therefore, net income (loss) as presented in the Consolidated Statements of Operations equals comprehensive income.


NOTE 7 -- NEW ACCOUNTING STANDARDS



     In March 1998, the AICPA Accounting Standards Executive Committee issued, Statement of Position ("SOP") No. 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance with respect to the recognition, measurement and disclosure of costs of computer software developed or obtained for internal use. SOP 98-1 is required to be adopted for fiscal years beginning after December 15, 1998. The Company will adopt this statement in fiscal 2000 and, is currently evaluating the impact of adoption on the Company's financial statements.


     The Company will adopt Statement of Financial Accounting Standards ("SFAS") SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" for its 1999 fiscal year. This statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company is not required to disclose segment information in accordance with SFAS No. 131 until its fiscal June 30, 1999 year end and for subsequent interim periods in fiscal 2000 with comparative fiscal 1999 interim disclosures. Adoption will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.


     Effective July 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 is required to be adopted for fiscal years beginning after December 15, 1997 and amends only the disclosure requirements with respect to pensions and other postretirement benefits. Adoption of this statement will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.


     In fiscal 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is required to be adopted for all fiscal quarters and fiscal years beginning after June 15, 1999 and relates to accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The Company is currently reviewing the effect of adoption of this statement on its financial statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Del Monte Foods Company

     We have audited the accompanying combined balance sheets of Contadina (a division of Nestle USA, Inc.) as of December 18, 1997 and December 31, 1996, and the related statements of operations, divisional equity, and cash flows for the period January 1, 1997 through December 18, 1997 and for the year ended December 31, 1996. These financial statements are the responsibility of Del Monte Foods Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Contadina (a division of Nestle USA, Inc.) as of December 18, 1997 and December 31, 1996, and the results of its operations and its cash flows for the period January 1, 1997 through December 18, 1997 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

March 16, 1998
Los Angeles, California

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

                            COMBINED BALANCE SHEETS
                                 (IN MILLIONS)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 18,
                                                                  1996            1997
                                                              ------------    ------------
Current assets:
  Trade accounts receivable.................................      $ 10            $ 17
  Other receivables.........................................         3              --
  Inventories...............................................        92              98
                                                                  ----            ----
          TOTAL CURRENT ASSETS..............................       105             115
Property, plant and equipment...............................        94              90
Goodwill....................................................        32              31
                                                                  ----            ----
          TOTAL ASSETS......................................      $231            $236
                                                                  ====            ====

                            LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................      $ 10            $ 13
  Payable to Nestle USA, Inc................................        17              52
                                                                  ----            ----
          TOTAL CURRENT LIABILITIES.........................        27              65
Divisional equity...........................................       204             171
                                                                  ----            ----
          TOTAL LIABILITIES AND DIVISIONAL EQUITY...........      $231            $236
                                                                  ====            ====

                  See Notes to Combined Financial Statements.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)
                     COMBINED STATEMENTS OF OPERATIONS AND
                               DIVISIONAL EQUITY
                                 (IN MILLIONS)

                                                                               JANUARY 1
                                                               YEAR ENDED       THROUGH
                                                              DECEMBER 31,    DECEMBER 18,
                                                                  1996            1997
                                                              ------------    ------------
Net sales...................................................      $160            $162
Cost of products sold.......................................       151             163
                                                                  ----            ----
     Gross profit (loss)....................................         9              (1)
Selling, advertising, administrative and general expense....        20              26
                                                                  ----            ----
          OPERATING LOSS....................................       (11)            (27)
Interest expense............................................         6               6
                                                                  ----            ----
          NET LOSS BEFORE INCOME TAXES......................       (17)            (33)
DIVISIONAL EQUITY, BEGINNING OF PERIOD......................       221             204
                                                                  ----            ----
DIVISIONAL EQUITY, END OF PERIOD............................      $204            $171
                                                                  ====            ====

                  See Notes to Combined Financial Statements.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                               YEAR ENDED    JANUARY 1 THROUGH
                                                              DECEMBER 31,      DECEMBER 18,
                                                                  1996              1997
                                                              ------------   ------------------
OPERATING ACTIVITIES:
  Net loss..................................................      $(17)             $(33)
  Adjustments to reconcile net loss to net cash flows used
     in operating activities:
     Depreciation and amortization..........................        12                13
  Changes in operating assets and liabilities:
     Accounts receivable....................................         9                (4)
     Inventories............................................       (16)               (6)
     Accounts payable and accrued expenses..................         4                 3
                                                                  ----              ----
          NET CASH USED IN OPERATING ACTIVITIES.............        (8)              (27)

INVESTING ACTIVITIES:
  Capital expenditures......................................       (10)               (8)
  Proceeds from sale of assets..............................         1                --
                                                                  ----              ----
          NET CASH USED IN INVESTING ACTIVITIES.............        (9)               (8)
FINANCING ACTIVITIES: Net borrowings from Nestle USA,
  Inc.......................................................        17                35
                                                                  ----              ----
          NET CHANGE IN CASH AND CASH EQUIVALENTS...........        --                --
Cash and cash equivalents at beginning of period............        --                --
                                                                  ----              ----
          CASH AND CASH EQUIVALENTS
            AT END OF PERIOD................................      $ --              $ --
                                                                  ====              ====

                  See Notes to Combined Financial Statements.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 18, 1997
                                 (IN MILLIONS)

NOTE A -- ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

     General: The accompanying combined financial statements include the accounts of Contadina Services, Inc., a wholly-owned subsidiary of Nestle USA, Inc. ("Nestle") and other divisional accounts related to the Contadina canned business within the culinary division of Nestle ("Contadina") on a carve-out basis, excluding the effects of product lines not acquired (see Note E). Contadina operates in one business segment which manufactures and markets branded, private label, industrial and foodservice processed tomato products from manufacturing facilities in Hanford, California and Woodland, California. Contadina's products are distributed throughout the United States.

     Contadina does not maintain stand-alone corporate treasury, legal, tax and other similar corporate support functions. Therefore, corporate general and administrative expense and interest expense, as well as certain other expenses (see Note D), are allocated to Contadina from Nestle generally on a proportional basis. Allocations and estimates, as described in Note D, are based on assumptions that Del Monte Foods Company management believes are reasonable. It is impracticable to determine whether such costs are comparable to those which would have been incurred on a stand-alone basis. Long-term debt and income taxes are not allocated by Nestle.

     All purchases of inventory, payroll, capital and other expenditures are funded through Contadina's intercompany account with Nestle. Remittances from sales to customers are collected by Nestle and are accounted for through the intercompany account. Accordingly, Contadina has no cash on a stand-alone basis. Trade receivables and payables do represent the amounts due from/to customers/suppliers at the dates presented.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market.

     Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives, principally by the straight-line method. Maintenance and repairs are expensed as incurred. Significant expenditures that increase useful lives are capitalized. The ranges of estimated useful lives for computing depreciation are:
buildings -- 30 years; leasehold improvements -- the shorter of useful life or life of lease; and machinery and equipment -- 5 to 17 years. Depreciation of plant and equipment and building and leasehold improvements amortization was $11 for the year ended December 31, 1996 and $12 for the period ended December 18, 1997.

     Goodwill: Goodwill represents the excess purchase price over fair value of acquired assets and liabilities. Goodwill is amortized on a straight-line basis over 40 years.

     Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments, which include trade accounts receivable, accounts payable, and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The carrying amount of the payable to Nestle USA, Inc. approximates fair value due to the regular settlement of this account.

     Cost of Products Sold: Cost of products sold includes raw material, labor, and overhead.

     Royalties: Under a royalty agreement with Nestle S.A. (parent of Nestle and legal entity which owns the Contadina trademarks), royalties are charged for the license of the Contadina trademarks at a rate of 3% of net sales. Royalty expense under this agreement was $5 for both the year ended December 31, 1996 and the period ended December 18, 1997.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

     Divisional Equity: Divisional equity includes the combined historical legal capital of Contadina Services, Inc. and profit and losses of Contadina subsequent to December 31, 1995 on a carve-out basis. Pre-1996 results of operations for the acquired product line are not available. Transactions with Nestle for all other intercompany transactions are included in and settled through the intercompany account payable to Nestle.

     Use of Estimates: Certain amounts reported in the financial statements are based on management estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 1996 and December 18, 1997, and the reported amounts of income and expenses for the year ended December 31, 1996 and the period ended December 18, 1997. The ultimate resolution of these items may differ from those estimates.

     Change in Accounting Principle: Effective January 1, 1996, Contadina adopted the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires that assets held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Contadina evaluates impairment based upon undiscounted future cash flows. If such cash flows indicate that long-lived assets may not be recoverable, the loss is measured by discounting cash flows to present value. The statement also requires that all long-lived assets, for which management has committed to a plan to dispose, be reported at the lower of carrying amount or fair value. Contadina does not depreciate long-lived assets held for sale. There was no material effect upon the adoption of this statement.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

NOTE C -- SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                              DECEMBER 31,   DECEMBER 18,
                                                                  1996           1997
                                                              ------------   ------------
Trade Accounts Receivable:
  Trade.....................................................      $ 10           $ 17
  Allowance for doubtful accounts...........................        --             --
                                                                  ----           ----
          TOTAL TRADE ACCOUNTS RECEIVABLE...................      $ 10           $ 17
                                                                  ====           ====
Inventories:
  Finished product..........................................      $ 60           $ 69
  Raw materials and supplies................................        35             32
  Other, principally packaging material.....................         2              2
  Reserves..................................................        (5)            (5)
                                                                  ----           ----
          TOTAL INVENTORIES.................................      $ 92           $ 98
                                                                  ====           ====
Property, Plant and Equipment:
  Land and land improvements................................      $  8           $  4
  Buildings.................................................        36             40
  Machinery and equipment...................................       110            125
  Construction in progress..................................        10              3
                                                                  ----           ----
                                                                   164            172
  Accumulated amortization..................................       (70)           (82)
                                                                  ----           ----
          PROPERTY, PLANT AND EQUIPMENT, NET................      $ 94           $ 90
                                                                  ====           ====
Goodwill:
  Goodwill..................................................      $ 44           $ 44
  Accumulated amortization..................................       (12)           (13)
                                                                  ----           ----
          GOODWILL, NET.....................................      $ 32           $ 31
                                                                  ====           ====
Accounts payable and accrued expenses:
  Accounts payable..........................................      $  6           $  2
  Payroll...................................................         1              1
  Marketing.................................................         1              8
  Other.....................................................         2              2
                                                                  ----           ----
          TOTAL ACCOUNTS PAYABLE AND ACCRUED EXPENSES.......      $ 10           $ 13
                                                                  ====           ====

NOTE D -- CORPORATE ALLOCATIONS AND RELATED PARTY INFORMATION

     Goodwill is associated with the acquisition of Carnation Foods in 1985, the then-parent of Contadina, and was not recorded in the individual business units' accounts. As such, goodwill relating to Contadina has been allocated based on a percentage derived from the tax basis goodwill specifically identified to Contadina in relation to total tax basis goodwill. This relative percentage was then applied to aggregate goodwill to determine book basis goodwill attributable to Contadina. This allocation basis was determined to be reasonable by Del Monte Foods Company management.

     Since invoicing is centralized at Nestle for all business units, customer discounts and unapplied cash related to trade receivables are allocated based on Contadina relative sales dollars on a customer invoice as a percentage of the total sales dollars on the customer invoice. Cash discounts are allocated to Contadina based

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

on Contadina receivables as a percent of total consolidated Nestle receivables. A specific reserve for doubtful accounts is not maintained on a business unit basis. Therefore, a reserve for doubtful accounts was established for Contadina through an allocation of the corporate reserve based on the percentage of Contadina's outstanding receivables to the total Nestle outstanding accounts receivable balance.

     Variable distribution costs are allocated based on the applied usage rate for the respective products. Fixed distribution costs are allocated on an historical average cost per case basis. Allocated distribution costs included in cost of products sold for the year ended December 31, 1996 were $5 and for the period ended December 18, 1997 were $7. Marketing and sales force expense is allocated based on relative Contadina sales dollars to total Nestle sales dollars. The majority of warehousing costs reported are actual costs related to Contadina's two facilities; however, a component of warehousing cost also includes costs allocated from Nestle based on historical average inventory stored at the distribution center.

     General and administrative expenses are, for the most part, allocated by function. Allocated selling, marketing, general and administrative expenses amounted to $12 for the year ended December 31, 1996 and to $20 for the period ended December 18, 1997. Benefit costs are allocated at a rate of 40% of gross wages which is representative of total benefit costs (including pension, postretirement benefits, bonus, 401(k) matching contribution and vacation) to total compensation. Interest expense is charged to Contadina based on the end-of-month working capital balance at an intercompany rate equal to 7% for all periods.

     Contadina's sales of product to Nestle were $6 for both the year ended December 31, 1996 and the period ended December 18, 1997.

NOTE E -- SALE OF CONTADINA

     On December 19, 1997, Del Monte Foods Company acquired the Contadina canned tomato businesses, including the Contadina trademark worldwide, capital assets and inventory from Nestle and Contadina Services, Inc., for a total purchase price of $197 paid solely in cash, comprised of a base price of $177 and an estimated net working capital adjustment of $20. The purchase price is subject to adjustment based on the final calculation of net working capital as of the closing date. In accordance with the asset purchase agreement, dated November 12, 1997, by and among Del Monte Foods Company, Del Monte Corporation ("DMC") and Nestle USA, Inc., Nestle has provided its calculation of the net working capital which would result in a payment to DMC of approximately $2. DMC has until April 18, 1998 to review this calculation and determine if it has an objection to the calculation.

                                [DEL MONTE LOGO]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS (Subject to Completion)


Issued December 23, 1998



                                                 Shares


                            DEL MONTE FOODS COMPANY

                                  COMMON STOCK
[DEL MONTE LOGO]

                            ------------------------


  DEL MONTE IS OFFERING           SHARES OF COMMON STOCK INITIALLY OUTSIDE THE
UNITED STATES AND CANADA AND           SHARES INITIALLY IN THE UNITED STATES AND
   CANADA. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. DEL MONTE ANTICIPATES THAT THE INITIAL PUBLIC OFFERING
                   PRICE WILL BE BETWEEN $  AND $  PER SHARE.


                            ------------------------


 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL NOTICE OF
  ISSUANCE, ON THE NEW YORK STOCK EXCHANGE AND THE PACIFIC EXCHANGE UNDER THE
                                 SYMBOL "DLM."


                            ------------------------


                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.


                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.



                            ------------------------




                            PRICE $          A SHARE

                            ------------------------


                                                                    UNDERWRITING
                                                     PRICE TO      DISCOUNTS AND       PROCEEDS TO
                                                      PUBLIC        COMMISSIONS          COMPANY
                                                     --------      --------------      ------------
Per Share..........................................     $               $                  $
Total..............................................     $               $                  $


---------------


     The Securities and Exchange Commission and the state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



     Del Monte has granted the underwriters the right to purchase up to an
additional           shares to cover overallotments. The Underwriters expect to
deliver the shares to purchasers on                     , 1999.



                            ------------------------




MORGAN STANLEY DEAN WITTER  GOLDMAN SACHS INTERNATIONAL


                 , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the shares of common stock being registered, other than underwriting discounts and commissions.



SEC registration fee........................................    $110,258
NASD filing fee.............................................      30,500
New York Stock Exchange listing fee.........................     148,858
Legal fees and expenses.....................................     300,000
Transaction advisory expense................................   3,750,000
Accounting fees and expenses................................     200,000
Blue Sky fees and expenses..................................       2,000
Printing and engraving expenses.............................     350,000
Registrar and transfer agent's fee..........................      30,000
Miscellaneous...............................................     250,000
                                                              ----------
          Total.............................................  $5,171,616
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Certificate of Incorporation of the Registrant provides that the Registrant will indemnify each of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") and may indemnify certain other persons as authorized by the DGCL.
Section 145 of the DGCL provides as follows:

       145  INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS;
                                 INSURANCE. --

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     The Registrant also carries liability insurance covering officers and directors.

     Pursuant to the proposed form of Underwriting Agreement, the Underwriters have agreed to indemnify the directors and officers of the Registrant in certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the recapitalization of the Company on April 18, 1997, the predecessor of the Company issued and sold an aggregate of (i) 140,000 shares of its common stock; (ii) warrants to purchase an additional 2,857.14 shares of such common stock; and (iii) 35,000 shares of its preferred stock, series A and B, each series par value $.01 per share, in each case directly to affiliates of Texas Pacific Group and a limited group of private institutional and individual investors in a private placement in accordance with Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The consideration received for such shares of common stock was $140 million. The consideration received for such preferred stock and such warrants was $35 million. Such common stock and preferred stock were converted by operation of law into shares of the common stock, par value $.01 per share, and preferred stock, series A and B, respectively, of the Company upon the merger of such predecessor with and into the Company. The Company expressly assumed its predecessor's obligations under such warrants, which thereupon became convertible into shares of common stock of the Company.

     On April 18, 1997, Del Monte Corporation, a wholly owned subsidiary of the Company, issued and sold at par $150 million of its 12 1/4% Senior Subordinated Notes due 2007, which are unconditionally guaranteed by the Company. The Notes were sold in a private placement in accordance with Section 4(2) of the Securities Act made to BT Securities Corporation, BancAmerica Securities, Inc. and Bear, Stearns & Co. Inc., which acted as initial purchasers, for resale to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act and in offshore transactions to non-U.S. persons in compliance with Regulation S under the Securities Act. The Company received none of the proceeds from such sale.


     On October 15, 1997, the Company issued 37,253.388 shares of its preferred stock, series C, par value $.01 per share, in exchange for all outstanding shares of its preferred stock, series A and B, which shares of preferred stock, series A and B, were then canceled and returned to authorized but unissued shares of the Company's preferred stock. Such exchange was effected in accordance with Section 3(a)(9) of the Securities Act. Such preferred stock has since been redesignated as Series A effective with the reincorporation of the Company in Delaware.


     On December 17, 1997, the Company issued and sold at a discount $230 million of its 12 1/2% Senior Discount Notes Due 2007 in a private placement in accordance with Section 4(2) of the Securities Act made to Bear, Stearns & Co. Inc., BancAmerica Robertson Stephens and BT Alex. Brown Incorporated, which acted as initial purchasers, for resale to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act and in offshore transactions to non-U.S. persons in compliance with Regulation S under the Securities Act. The consideration received by the Company upon the sale of such Notes was approximately $125 million.

     On December 19, 1997, the Company issued 40,000 shares of common stock directly to affiliates of Texas Pacific Group and a limited number of institutional investors in a private placement in accordance with Section 4(2) of the Securities Act. The consideration received by the Company for such common stock was $40 million.

     On May 1, 1998, to change its state of incorporation from Maryland to Delaware, the predecessor of the Company merged with and into a newly created, wholly-owned subsidiary incorporated under the laws of the State of Delaware and such subsidiary was the surviving corporation. In connection with the reincorporation, each issued and outstanding share of common stock of the predecessor of the Company was converted into one share of common stock of the surviving corporation. Also in connection with the reincorporation, each issued and outstanding share of preferred stock of the predecessor of the Company was converted into one share of preferred stock of the surviving corporation containing substantially the same preferences, rights and powers.

     As of June 2, 1998, all of the Company's outstanding warrants issued as described above were exercised in transactions made in reliance on Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS.

     (a) EXHIBITS


        EXHIBIT
          NO.                              DESCRIPTION
        -------                            -----------
          1.1      Form of Underwriting Agreement among Del Monte Foods Company and the several underwriters listed therein
          2.1      Asset Purchase Agreement, dated as of November 12, 1997,
                   among Nestle USA, Inc., Contadina Services, Inc., Del Monte
                   Corporation and Del Monte Foods Company (the "Asset Purchase
                   Agreement") (incorporated by reference to Exhibit 10.1 to
                   Report on Form 8-K No. 33-36374-01 filed January 5, 1998)
          2.2      Agreement and Plan of Merger, dated as of February 21, 1997, amended and restated as of April 14, 1997, among TPG
                   Partners, L.P., TPG Shield Acquisition Corporation and Del
                   Monte Foods Company (the "Agreement and Plan of Merger")
                   (incorporated by reference to Exhibit 2.1 to Registration
                   Statement on Form S-4 No. 333-29079, filed June 12, 1997
                   (the "DMC Registration Statement"))
                   NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
                   601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
                   schedule to the Agreement and Plan of Merger.
          3.1      Certificate of Incorporation of Del Monte Foods Company
          3.2*     Bylaws of Del Monte Foods Company, as amended
          3.3      Certificate of Designations filed May 4, 1998
          3.4      Certificate of Merger between Del Monte Foods Company, a
                   Maryland corporation, and Del Monte Foods Company, a
                   Delaware corporation, filed May 1, 1998
          3.5      Articles of Merger between Del Monte Foods Company, a
                   Maryland corporation, and Del Monte Foods Company, a
                   Delaware corporation, filed May 1, 1998
          4.1      Specimen Certificate of Common Stock of Del Monte Foods
                   Company
          4.2      Stockholders' Agreement, dated as of April 18, 1997, among
                   Del Monte Foods Company and its Stockholders (incorporated by reference to Exhibit 3.6 to the DMC Registration
                   Statement)

        EXHIBIT
          NO.                              DESCRIPTION
        -------                            -----------
                   NOTE: Pursuant to the provisions of paragraph (b)(4)(iii) of
                   Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of the
                   instruments pursuant to which various entities hold
                   long-term debt of the Company or its parent or subsidiaries, none of which instruments govern indebtedness exceeding 10%
                   of the total assets of the Company and its parent or
                   subsidiaries on a consolidated basis
          4.3      Form of Stockholders' Agreement among Del Monte Foods
                   Company and its employee stockholders (incorporated by
                   reference to Exhibit 4.1 to Registration Statement on Form
                   S-8 filed November 24, 1997 File No. 333-40867 (the
                   "Registration Statement on Form S-8"))
          4.4      Form of Stockholders' Agreement between Del Monte Foods
                   Company and its Employee Directors
          4.5      Form of Stockholders' Agreement between Del Monte Foods
                   Company and its Employee Directors -- Directors' Fee
                   Arrangement
          4.6      Form of Registration Rights Agreement by and among TPG
                   Partners, L.P., TPG Parallel I, L.P. and Del Monte Foods
                   Company
          5.1      Opinion of Cleary, Gottlieb, Steen & Hamilton
         10.1      Indenture, dated as of December 17, 1997, among Del Monte
                   Foods Company, as issuer, and Marine Midland Bank, as
                   trustee, relating to the Notes (the "Indenture")
                   (incorporated by reference to Exhibit 4.1 to the
                   Registration Statement on Form S-4 No. 333-47289, filed
                   March 4, 1998 (the "Exchange Offer Registration Statement"))
                   NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
                   601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
                   schedule to the Indenture.
         10.2      Registration Rights Agreement, dated as of December 17,
                   1997, by and among Del Monte Foods Company and the Initial
                   Purchasers listed therein, relating to the Notes (the
                   "Registration Rights Agreement") (incorporated by reference to Exhibit 4.3 to the Exchange Offer Registration Statement)
                   NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
                   601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
                   schedule to the Registration Rights Agreement.
         10.3      Amended and Restated Credit Agreement, dated as of December
                   17, 1997, among Del Monte Corporation, ("BofA") Bank of
                   America National Trust and Savings Association, as
                   Administrative Agent, and the other financial institutions parties thereto (the "Amended Credit Agreement")
                   (incorporated by reference to Exhibit 4.4 to the Exchange
                   Offer Registration Statement)
                   NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
                   601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
                   schedule to the Amended Credit Agreement.
         10.4      Amended and Restated Parent Guaranty, dated December 17,
                   1997, executed by Del Monte Foods Company, with respect to the obligations under the Amended Credit Agreement (the
                   "Restated Parent Guaranty") (incorporated by reference to
                   Exhibit 4.5 to the Exchange Offer Registration Statement)
         10.5      Security Agreement, dated April 18, 1997, between Del Monte
                   Corporation and Del Monte Foods Company and Bank of America
                   National Trust and Savings Association (incorporated by
                   reference to Exhibit 4.6 to the DMC Registration Statement)

        EXHIBIT
          NO.                              DESCRIPTION
        -------                            -----------
         10.6      Pledge Agreement, dated April 18, 1997, between Del Monte
                   Corporation and Bank of America National Trust and Savings
                   Association (incorporated by reference to Exhibit 4.7 to the
                   DMC Registration Statement)
         10.7      Parent Pledge Agreement, dated April 18, 1997, between Del
                   Monte Foods Company and Bank of America National Trust and
                   Savings Association (incorporated by reference to Exhibit
                   4.8 to the DMC Registration Statement)
         10.8      Indenture, dated as of April 18, 1997, among Del Monte
                   Corporation, as issuer, Del Monte Foods Company, as
                   guarantor, and Marine Midland Bank, as trustee, relating to the 12 1/4% Senior Subordinated Notes Due 2007 (incorporated by reference to Exhibit 4.2 to the DMC Registration
                   Statement)
         10.9      Registration Rights Agreement, dated as of April 18, 1997, by and among Del Monte Corporation and the Purchasers listed therein, relating to the 12 1/4% Senior Subordinated Notes
                   Due 2007 (incorporated by reference to Exhibit 4.9 to the
                   DMC Registration Statement)
         10.10     Transaction Advisory Agreement, dated as of April 18, 1997, between Del Monte Corporation and TPG Partners, L.P.
                   (incorporated by reference to Exhibit 10.1 to the DMC
                   Registration Statement)
         10.11     Management Advisory Agreement, dated as of April 18, 1997, between Del Monte Corporation and TPG Partners, L.P.
                   (incorporated by reference to Exhibit 10.2 to the DMC
                   Registration Statement)
         10.12     Retention Agreement between Del Monte Corporation and David
                   L. Meyers, dated November 1, 1991 (incorporated by reference to Exhibit 10.3 to the DMC Registration Statement)
         10.13     Retention Agreement between Del Monte Corporation and Glynn
                   M. Phillips, dated October 5, 1994 (incorporated by
                   reference to Exhibit 10.4 to the DMC Registration Statement)
         10.14     Retention Agreement between Del Monte Corporation and Thomas
                   E. Gibbons, dated January 1, 1992 (incorporated by reference to Exhibit 10.5 to the DMC Registration Statement)
         10.15     Del Monte Foods Annual Incentive Award Plan and 1997 Plan
                   Year Amendments (incorporated by reference to Exhibit 10.8 to the DMC Registration Statement)
         10.16     Additional Benefits Plan of Del Monte Corporation, as
                   amended and restated effective January 1, 1996 (incorporated by reference to Exhibit 10.9 to the DMC Registration
                   Statement)
         10.17     Supplemental Benefits Plan of Del Monte Corporation,
                   effective as of January 1, 1990, as amended as of January 1,
                   1992 and May 30, 1996 (incorporated by reference to Exhibit
                   10.10 to the DMC Registration Statement)
         10.18     Del Monte Foods Company Employee Stock Purchase Plan
                   (incorporated by reference to Exhibit 4.1 to the
                   Registration Statement on Form S-8)
         10.19     Del Monte Foods Company 1997 Stock Incentive Plan
                   (incorporated by reference to Exhibit 4.2 to the
                   Registration Statement on Form S-8)
         10.20     Agreement for Information Technology Services between Del
                   Monte Corporation and Electronic Data Systems Corporation,
                   dated November 1, 1992, as amended as of September 1, 1993 and as of September 15, 1993 (incorporated by reference to
                   Exhibit 10.11 to the DMC Registration Statement)

        EXHIBIT
          NO.                              DESCRIPTION
        -------                            -----------
         10.21     Supply Agreement between Del Monte Corporation and Silgan
                   Containers Corporation, dated as of September 3, 1993, as
                   amended as of December 21, 1993 (incorporated by reference to Exhibit 10.12 to the DMC Registration Statement)
         10.22     Del Monte Foods Company Non-Employee Directors and
                   Independent Contractors 1997 Stock Incentive Plan
         10.23*    Del Monte Foods Company 1998 Stock Incentive Plan, as
                   amended
         10.24     Supplemental Indenture, dated as of April 24, 1998, among
                   Del Monte Corporation, as Issuer, Del Monte Foods Company,
                   as Guarantor, and Marine Midland Bank, as Trustee
         10.25     Supplemental Indenture, dated as of April 24, 1998, between
                   Del Monte Foods Company, as Guarantor, and Marine Midland
                   Bank, as Trustee
         10.26     Amendment and Waiver, dated as of April 16, 1998, to the
                   Amended Credit Agreement and the Restated Parent Guaranty,
                   by Del Monte Corporation and the financial institutions
                   party thereto
         10.27     Employment Agreement and Promissory Note of Richard Wolford
                   (incorporated by reference to Exhibit 10.25 to Form 10-K for the year ended June 30, 1998, filed September 22, 1998, File
                   No. 001-14335 (the "1998 Form 10-K))
         10.28     Employment Agreement and Promissory Note of Wesley Smith
                   (incorporated by reference to Exhibit 10.26 to the 1998 Form
                   10-K)
         10.29     Supplemental Indenture, dated as of December 19, 1997, among
                   Del Monte Corporation, as Issuer, Del Monte Foods Company,
                   as Guarantor, and Marine Midland Bank, as Trustee
         10.30*    Master Lease, dated as of November 19, 1998, between State
                   Street Bank and Trust Company of California, N.A., and Del
                   Monte Corporation
         10.31*    Participation Agreement, dated as of November 19, 1998,
                   among Del Monte Corporation, Del Monte Foods Company, State
                   Street Bank and Trust Company of California, N.A., State
                   Street Bank and Trust Company and the other parties named
                   therein.
                   NOTE: Pursuant to paragraph (b)(2) of Item 601 of Regulation
                   S-K, the Registrant hereby undertakes to furnish to the
                   Commission upon request copies of any schedule to the
                   Participation Agreement.
         11.1*     Statement re Computation of Earnings Per Share
         12.1*     Statement re Computation of Ratios
         21.1      Subsidiaries of Del Monte Foods Company
         23.1*     Consent of Ernst & Young LLP, Independent Auditors
         23.2*     Consent of KPMG Peat Marwick LLP, Independent Accountants
         23.3*     Consent of KPMG Peat Marwick LLP, Independent Accountants
         23.4      Consent of Cleary, Gottlieb, Steen & Hamilton (included in its opinion filed as Exhibit 5.1)
         23.5      Consent of A. C. Nielsen Company


---------------

* Filed herewith.


     (b) FINANCIAL STATEMENT SCHEDULES

         Not applicable.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (b)(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Post-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on December 23, 1998.


                                          DEL MONTE FOODS COMPANY

                                          By: /s/  RICHARD G. WOLFORD
                                            ------------------------------------
                                                     Richard G. Wolford
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Richard G. Wolford, David L. Meyers and Wesley
J. Smith, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments (including post-effective amendments thereto) to this Registration Statement to which this power of attorney is attached, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities indicated on December 23, 1998.


                      SIGNATURE                                            TITLE
                      ---------                                            -----
               /s/ RICHARD G. WOLFORD*                 Chief Executive Officer (Principal Executive
-----------------------------------------------------  Officer) and Director
                 Richard G. Wolford

                 /s/ DAVID L. MEYERS                   Executive Vice President, Administration and
-----------------------------------------------------  Chief Financial Officer (Principal Financial
                   David L. Meyers                     Officer)

               /s/ RICHARD L. FRENCH*                  Senior Vice President and Chief Accounting
-----------------------------------------------------  Officer (Principal Accounting Officer)
                  Richard L. French

                /s/ RICHARD W. BOYCE*                  Chairman of the Board and Director
-----------------------------------------------------
                  Richard W. Boyce

                /s/ TIMOTHY G. BRUER*                  Director
-----------------------------------------------------
                  Timothy G. Bruer

                    /s/ AL CAREY*                      Director
-----------------------------------------------------
                      Al Carey

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                 /s/ PATRICK FOLEY*                    Director
-----------------------------------------------------
                    Patrick Foley

                /s/ BRIAN E. HAYCOX*                   Director
-----------------------------------------------------
                   Brian E. Haycox

                /s/ JEFFREY A. SHAW*                   Director
-----------------------------------------------------
                   Jeffrey A. Shaw

                /s/ WESLEY J. SMITH*                   Chief Operating Officer and Director
-----------------------------------------------------
                   Wesley J. Smith

               /s/ DENISE M. O'LEARY*                  Director
-----------------------------------------------------
                  Denise M. O'Leary

             /s/ WILLIAM S. PRICE, III*                Director
-----------------------------------------------------
                William S. Price, III

--------------------------------------

*By: /s/    DAVID L. MEYERS

     ---------------------------------
              David L. Meyers

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                              DESCRIPTION
  -------                            -----------
    1.1      Form of Underwriting Agreement among Del Monte Foods Company and the several underwriters listed therein
    2.1      Asset Purchase Agreement, dated as of November 12, 1997,
             among Nestle USA, Inc., Contadina Services, Inc., Del Monte
             Corporation and Del Monte Foods Company (the "Asset Purchase
             Agreement") (incorporated by reference to Exhibit 10.1 to
             Report on Form 8-K No. 33-36374-01 filed January 5, 1998)
    2.2      Agreement and Plan of Merger, dated as of February 21, 1997, amended and restated as of April 14, 1997, among TPG
             Partners, L.P., TPG Shield Acquisition Corporation and Del
             Monte Foods Company (the "Agreement and Plan of Merger")
             (incorporated by reference to Exhibit 2.1 to Registration
             Statement on Form S-4 No. 333-29079, filed June 12, 1997
             (the "DMC Registration Statement"))
             NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
             601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
             schedule to the Agreement and Plan of Merger.
    3.1      Certificate of Incorporation of Del Monte Foods Company
    3.2*     Bylaws of Del Monte Foods Company, as amended
    3.3      Certificate of Designations filed May 4, 1998
    3.4      Certificate of Merger between Del Monte Foods Company, a
             Maryland corporation, and Del Monte Foods Company, a
             Delaware corporation, filed May 1, 1998
    3.5      Articles of Merger between Del Monte Foods Company, a
             Maryland corporation, and Del Monte Foods Company, a
             Delaware corporation, filed May 1, 1998
    4.1      Specimen Certificate of Common Stock of Del Monte Foods
             Company
    4.2      Stockholders' Agreement, dated as of April 18, 1997, among
             Del Monte Foods Company and its Stockholders (incorporated by reference to Exhibit 3.6 to the DMC Registration
             Statement)
             NOTE: Pursuant to the provisions of paragraph (b)(4)(iii) of
             Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of the
             instruments pursuant to which various entities hold
             long-term debt of the Company or its parent or subsidiaries, none of which instruments govern indebtedness exceeding 10%
             of the total assets of the Company and its parent or
             subsidiaries on a consolidated basis
    4.3      Form of Stockholders' Agreement among Del Monte Foods
             Company and its employee stockholders (incorporated by
             reference to Exhibit 4.1 to Registration Statement on Form
             S-8 filed November 24, 1997 File No. 333-40867 (the
             "Registration Statement on Form S-8"))
    4.4      Form of Stockholders' Agreement between Del Monte Foods
             Company and its Employee Directors
    4.5      Form of Stockholders' Agreement between Del Monte Foods
             Company and its Employee Directors -- Directors' Fee
             Arrangement
    4.6      Form of Registration Rights Agreement by and between TPG
             Partners, L.P., TPG Parallel I, L.P. and Del Monte Foods
             Company
    5.1      Opinion of Cleary, Gottlieb, Steen & Hamilton
   10.1      Indenture, dated as of December 17, 1997, among Del Monte
             Foods Company, as issuer, and Marine Midland Bank, as
             trustee, relating to the Notes (the "Indenture")
             (incorporated by reference to Exhibit 4.1 to the
             Registration Statement on Form S-4 No. 333-47289, filed
             March 4, 1998 (the "Exchange Offer Registration Statement"))
             NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
             601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
             schedule to the Indenture.
   10.2      Registration Rights Agreement, dated as of December 17,
             1997, by and among Del Monte Foods Company and the Initial
             Purchasers listed therein, relating to the Notes (the
             "Registration Rights Agreement") (incorporated by reference to Exhibit 4.3 to the Exchange Offer Registration Statement)

  EXHIBIT
    NO.                              DESCRIPTION
  -------                            -----------
             NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
             601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
             schedule to the Registration Rights Agreement.
   10.3      Amended and Restated Credit Agreement, dated as of December
             17, 1997, among Del Monte Corporation, Bank of America
             National Trust and Savings Association, as Administrative
             Agent ("BofA"), and the other financial institutions parties thereto (the "Amended Credit Agreement") (incorporated by
             reference to Exhibit 4.4 to the Exchange Offer Registration
             Statement)
             NOTE: Pursuant to the provisions of paragraph (b)(2) of Item
             601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any
             schedule to the Amended Credit Agreement.
   10.4      Amended and Restated Parent Guaranty, dated December 17,
             1997, executed by Del Monte Foods Company, with respect to the obligations under the Amended Credit Agreement (the
             "Restated Parent Guaranty") (incorporated by reference to
             Exhibit 4.5 to the Exchange Offer Registration Statement)
   10.5      Security Agreement, dated April 18, 1997, between Del Monte
             Corporation and Del Monte Foods Company and Bank of America
             National Trust and Savings Association (incorporated by
             reference to Exhibit 4.6 to the DMC Registration Statement)
   10.6      Pledge Agreement, dated April 18, 1997, between Del Monte
             Corporation and Bank of America National Trust and Savings
             Association (incorporated by reference to Exhibit 4.7 to the
             DMC Registration Statement)
   10.7      Parent Pledge Agreement, dated April 18, 1997, between Del
             Monte Foods Company and Bank of America National Trust and
             Savings Association (incorporated by reference to Exhibit
             4.8 to the DMC Registration Statement)
   10.8      Indenture, dated as of April 18, 1997, among Del Monte
             Corporation, as issuer, Del Monte Foods Company, as
             guarantor, and Marine Midland Bank, as trustee, relating to the 12 1/4 Senior Subordinated Notes Due 2007 (incorporated by reference to Exhibit 4.2 to the DMC Registration
             Statement)
   10.9      Registration Rights Agreement, dated as of April 18, 1997, by and among Del Monte Corporation and the Purchasers listed therein, relating to the 12 1/4 Senior Subordinated Notes
             Due 2007 (incorporated by reference to Exhibit 4.9 to the
             DMC Registration Statement)
   10.10     Transaction Advisory Agreement, dated as of April 18, 1997, between Del Monte Corporation and TPG Partners, L.P.
             (incorporated by reference to Exhibit 10.1 to the DMC
             Registration Statement)
   10.11     Management Advisory Agreement, dated as of April 18, 1997, between Del Monte Corporation and TPG Partners, L.P.
             (incorporated by reference to Exhibit 10.2 to the DMC
             Registration Statement)
   10.12     Retention Agreement between Del Monte Corporation and David
             L. Meyers, dated November 1, 1991 (incorporated by reference to Exhibit 10.3 to the DMC Registration Statement)
   10.13     Retention Agreement between Del Monte Corporation and Glynn
             M. Phillips, dated October 5, 1994 (incorporated by
             reference to Exhibit 10.4 to the DMC Registration Statement)
   10.14     Retention Agreement between Del Monte Corporation and Thomas
             E. Gibbons, dated January 1, 1992 (incorporated by reference to Exhibit 10.5 to the DMC Registration Statement)
   10.15     Del Monte Foods Annual Incentive Award Plan and 1997 Plan
             Year Amendments (incorporated by reference to Exhibit 10.8 to the DMC Registration Statement)
   10.16     Additional Benefits Plan of Del Monte Corporation, as
             amended and restated effective January 1, 1996 (incorporated by reference to Exhibit 10.9 to the DMC Registration
             Statement)

  EXHIBIT
    NO.                              DESCRIPTION
  -------                            -----------
   10.17     Supplemental Benefits Plan of Del Monte Corporation,
             effective as of January 1, 1990, as amended as of January 1,
             1992 and May 30, 1996 (incorporated by reference to Exhibit
             10.10 to the DMC Registration Statement)
   10.18     Del Monte Foods Company Employee Stock Purchase Plan
             (incorporated by reference to Exhibit 4.1 to Registration
             Statement on Form S-8)
   10.19     Del Monte Foods Company 1997 Stock Incentive Plan
             (incorporated by reference to Exhibit 4.2 to Registration
             Statement on Form S-8)
   10.20     Agreement for Information Technology Services between Del
             Monte Corporation and Electronic Data Systems Corporation,
             dated November 1, 1992, as amended as of September 1, 1993 and as of September 15, 1993 (incorporated by reference to
             Exhibit 10.11 to the DMC Registration Statement)
   10.21     Supply Agreement between Del Monte Corporation and Silgan
             Containers Corporation, dated as of September 3, 1993, as
             amended as of December 21, 1993 (incorporated by reference to Exhibit 10.12 to the DMC Registration Statement)
   10.22     Del Monte Foods Company Non-Employee Director and
             Independent Contractor 1997 Stock Incentive Plan
   10.23*    Del Monte Foods Company 1998 Stock Incentive Plan, as
             amended
   10.24     Supplemental Indenture, dated as of April 24, 1998, among
             Del Monte Corporation, as Issuer, Del Monte Foods Company,
             as Guarantor, and Marine Midland Bank, as Trustee
   10.25     Supplemental Indenture, dated as of April 24, 1998, between
             Del Monte Foods Company and Marine Midland Bank, as Trustee
   10.26     Amendment and Waiver, dated as of April 16, 1998, to the
             Amended Credit Agreement and the Restated Parent Guaranty,
             by Del Monte Corporation and the Financial institutions
             party thereto
   10.27     Employment Agreement and Promissory Note of Richard Wolford
             (incorporated by reference to Exhibit 10.25 to Form 10-K for the year ended June 30, 1998, filed September 22, 1998, File
             No. 001-14335 (the "1998 Form 10-K"))
   10.28     Employment Agreement and Promissory Note of Wesley Smith
             (incorporated by reference to Exhibit 10.26 to the 1998 Form
             10-K)
   10.29     Supplemental Indenture, dated as of December 19, 1997, among
             Del Monte Corporation, as Issuer, Del Monte Foods Company,
             as Guarantor, and Marine Midland Bank, as Trustee
   10.30*    Master Lease dated as of November 19, 1998, between State
             Street Bank and Trust Company of California, N.A., and Del
             Monte Corporation
   10.31*    Participation Agreement dated as of November 19, 1998, among
             Del Monte Corporation, Del Monte Foods Company, State Street
             Bank and Trust Company of California, N.A., State Street
             Bank and Trust Company and the other parties named therein.
             NOTE: Pursuant to paragraph (b)(2) of Item 601 of Regulation
             S-K, the Registrant hereby undertakes to furnish to the
             Commission upon request copies of any schedule to the
             Participation Agreement.
   11.1*     Statement re Computation of Earnings Per Share
   12.1*     Statement re Computation of Ratios
   21.1      Subsidiaries of Del Monte Foods Company
   23.1*     Consent of Ernst & Young LLP, Independent Auditors
   23.2*     Consent of KPMG Peat Marwick LLP, Independent Accountants
   23.3*     Consent of KPMG Peat Marwick LLP, Independent Accountants
   23.4      Consent of Cleary, Gottlieb, Steen & Hamilton (included in its opinion filed as Exhibit 5.1)
   23.5      Consent of A. C. Nielsen Company


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* Filed herewith.